   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1997
                                                     REGISTRATION NO. 333-23763
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 JETFAX, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    3577                      77-0182451
     (STATE OR OTHER          (PRIMARY STANDARD             (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL                 IDENTIFICATION
     INCORPORATION OR        CLASSIFICATION CODE                NUMBER)
      ORGANIZATION)                NUMBER)

                               1376 WILLOW ROAD
                         MENLO PARK, CALIFORNIA 94025
                                (415) 324-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             EDWARD R. PRINCE, III
                      PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                                 JETFAX, INC.
                               1376 WILLOW ROAD
                         MENLO PARK, CALIFORNIA 94025
                                (415) 324-0600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

       CLIFFORD S. ROBBINS, ESQ.                JOHN F. SEEGAL, ESQ.
         SUSAN J. SKAER, ESQ.                     IAIN MICKLE, ESQ.
    GENERAL COUNSEL ASSOCIATES LLP              BRETT E. COOPER, ESQ.
          1891 LANDINGS DRIVE            ORRICK, HERRINGTON & SUTCLIFFE LLP
    MOUNTAIN VIEW, CALIFORNIA 94043              400 SANSOME STREET
            (415) 428-3900                 SAN FRANCISCO, CALIFORNIA 94111
                                                   (415) 392-1122

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                                ---------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock, $0.01 par
 value.................  4,025,000 shares     $10.00     $40,250,000   $12,197
=================================================================================

(1) Includes 525,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION -- DATED MAY 12, 1997

PROSPECTUS

--------------------------------------------------------------------------------
                                3,500,000 Shares


                                [LOGO OF JETFAX]

                                  Common Stock
--------------------------------------------------------------------------------

Of the 3,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby, 2,750,000 shares are being offered by JetFax, Inc. ("JetFax" or the "Company") and 750,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "JTFX."

SEE "RISK FACTORS" ON PAGES 6 TO 16 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
        PASSED  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         Underwriting               Proceeds to
                             Price to    Discount and   Proceeds to   Selling
                              Public    Commissions (1) Company (2) Stockholders
--------------------------------------------------------------------------------
Per Share.................    $              $             $           $
--------------------------------------------------------------------------------
Total (3).................  $             $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $800,000.

(3) The Company has granted to the several Underwriters a 30-day over-allotment option to purchase up to 525,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discount and Commissions will be
    $         , the total Proceeds to Company will be $          and the total
    Proceeds to Selling Stockholders will be $       . See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares of Common Stock to the Underwriters is expected to be made at the office of Prudential Securities
Incorporated, One New York Plaza, New York, New York, on or about June   ,
1997.

PRUDENTIAL SECURITIES INCORPORATED                               COWEN & COMPANY

June  , 1997

[APPEARS IN SIDEBAR TO THE LEFT:]

JETFAX'S EMBEDDED SYSTEM TECHNOLOGY, BRANDED PRODUCTS AND DESKTOP SOFTWARE SOLUTIONS MAKE JETFAX A LEADER IN THE MULTIFUNCTION PRODUCT ("MFP") MARKET.

JETFAX DEVELOPS AND PROVIDES COMPLETE HARDWARE AND SOFTWARE SOLUTIONS TO MEET THE MULTIFUNCTION NEEDS OF OEMS AND END USERS, FROM SMALL OFFICE/HOME OFFICE
(SOHO) TO CORPORATE WORKGROUPS.

[APPEARS TO RIGHT OF SIDEBAR:]
                                                                   [JETFAX LOGO]
BRANDED PRODUCTS
JetFax manufactures and
markets innovative MFP
solutions under the JetFax brand name
to corporate end users.

MULTIFUNCTION PRODUCT (MFP)
PRINT-FAX-COPY-SCAN
IN A SINGLE, INTEGRATED DEVICE

[APPEARS SIDEWAYS ON RIGHT:]
EMBEDDED SYSTEM

JetFax's proven embedded
system provides
the intelligence of the MFP,
controlling and optimizing
the print, fax, copy and scan
functions.

[APPEARS SIDEWAYS ON LEFT:]
JETSUITE SOFTWARE

JetSuite, an all-in-one
software application, enables
end users to fully utilize
the print, fax, copy and scan
capabilities of a MFP
from their desktops.

--------------------------------------------------------------------------------



CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

"JETFAX," "JETSUITE," "JETSOFT," "JETPCL," "JETFILE," "CONCORDE" AND THE "JETFAX" LOGO ARE TRADEMARKS OF THE COMPANY. TRADEMARKS OF OTHERS ARE ALSO REFERRED TO IN THIS PROSPECTUS.

EMBEDDED SYSTEM
[Picture of an embedded system board featuring a "JetFax" ASIC. There is an arrow pointing to the right and down from the picture.]



JETFAX'S PROVEN
EMBEDDED SYSTEM
TECHNOLOGY INTEGRATES
MULTIFUNCTION
CAPABILITIES.
BY UTILIZING JETFAX'S
EMBEDDED SYSTEM
EXPERTISE AND ABILITY
TO CUSTOMIZE SYSTEMS TO
OEMS' SPECIFICATIONS,
JETFAX BELIEVES
IT ENABLES ITS OEM
CUSTOMERS TO REDUCE
TIME-TO-MARKET AS WELL AS
DEVELOPMENT AND PRODUCT COSTS.



CORPORATE MARKET
[Picture of corporate users representing the corporate market. Three people are gathered around a JetFax M5.]

JETFAX'S AWARD WINNING BRANDED
PRODUCTS ARE TARGETED
AT THE CORPORATE MFP
MARKET AND HAVE MORE
ADVANCED FEATURES THAN
THOSE FOUND ON TYPICAL
SMALL OFFICE/HOME
OFFICE (SOHO) MFPs.
THESE CORPORATE
FEATURES INCLUDE HIGHER
SCANNING AND
TRANSMISSION SPEEDS,
INCREASED MEMORY AND
PAPER CAPACITIES,
IMPROVED PERFORMANCE
AND A TWO-LINE UPGRADE.

[ON LEFT SIDE BAR:]
SOHO MARKET
[Picture of SOHO user representing the SOHO market. One person sitting at a desk talking on phone using a SOHO MFP which contains JetFax embedded system technology.]

JETFAX SERVES THE
GROWING MARKET OF
THE SMALL OFFICE/HOME
OFFICE (SOHO) USERS BY
LICENSING ITS CORE
MULTIFUNCTION TECHNOLOGY
AND DESKTOP SOFTWARE
TO OEMs FOR USE IN
A BROAD RANGE OF
MODERATELY PRICED
PRODUCTS. SOHO USERS
ENJOY THE ECONOMIC
BENEFITS AND SPACE
SAVINGS THAT RESULT FROM
THE PURCHASE OF A SINGLE
DEVICE THAT MEETS
MULTIPLE OFFICE NEEDS.

JETSUITE SOFTWARE
[Screen picture of JetSuite software showing thumbnail pictures of documents on a desktop. Also displayed are icons for print, fax, copy, mail and OCR. There is an arrow pointing up and to the left of the picture.]

JETSUITE INTEGRATES PRINTING, PC FAXING, COPYING, SCANNING, DOCUMENT MANAGEMENT AND DEVICE CONFIGURATION INTO ONE PACKAGE,
ELIMINATING THE NEED TO INSTALL AND LEARN MULTIPLE APPLICATIONS.
JETSUITE IS CURRENTLY EXPECTED TO BE RELEASED WITH SEVERAL OEM
PRODUCTS IN THE SECOND QUARTER OF 1997.

[ON RIGHT SIDE BAR:]

[JETFAX LOGO]

JETFAX LICENSES AND SELLS ITS EMBEDDED
SYSTEM TECHNOLOGY, DESKTOP SOFTWARE AND
BRANDED PRODUCTS TO A NUMBER OF
MANUFACTURERS AND
DISTRIBUTORS INCLUDING:

HEWLETT-PACKARD COMPANY

IKON OFFICE SOLUTIONS

INTEL CORPORATION

OKI DATA CORPORATION

SAMSUNG ELECTRONICS CORPORATION

XEROX CORPORATION

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes: (i) the conversion of all outstanding Preferred Stock into Common Stock except for the Series P Redeemable Preferred Stock, (ii) the redemption of all outstanding shares of Series P Redeemable Preferred Stock,
(iii) the issuance of 491,317 shares of Common Stock upon the automatic net exercise in full of certain warrants, (iv) the issuance of 144,623 shares of Common Stock upon the conversion of cumulative unpaid dividends on the Series F Convertible Preferred Stock and (v) that the Underwriters' over-allotment option will not be exercised. Certain terms not otherwise defined herein are defined in the "Glossary."

                                  THE COMPANY

  JetFax, Inc. is a leading developer and provider of integrated embedded system technology, branded products and desktop software solutions for the multifunction product ("MFP") market, which consists of electronic office devices that combine print, fax, copy and scan capabilities in a single unit. The Company focuses on two distinct segments of the MFP market: the small office/home office ("SOHO") segment and the corporate segment. According to CAP Ventures, Inc., the total United States market for MFPs is expected to increase from approximately $1.9 billion in 1996 to $7.6 billion in 2000, representing a compound annual growth rate of more than 40%. Drivers of this growth include the increasing number of SOHO offices and telecommuters, the rising demand for cost, space and production efficiency and the expanding volume of information conveyed through fax, the Internet and e-mail. Rather than making several trips to a fax or copier, queuing for a particular office device or purchasing and maintaining multiple single-function office devices, today's office workers can perform print, fax, copy and scan functions with one device that provides nearly seamless document management directly from their desktops.

  The Company's embedded system technology consists of proprietary ASICs, software and firmware that reside on a modular controller circuit board (an "embedded system"). This technology provides the intelligence of a MFP and coordinates, controls and optimizes a MFP's printing, faxing, copying and scanning operations. JetFax licenses and manufactures its embedded system and desktop software for a range of MFP solutions sold under the JetFax brand name and the brand names of its OEM customers. With outsourcing becoming increasingly attractive to OEMs, JetFax believes it has a number of advantages over competitive suppliers of MFP technology due to its proven industry expertise and its ability to offer OEMs a variety of advanced solutions. The Company believes its embedded system technology and desktop software enable OEMs to offer more competitive products with improved price/performance, shortened development cycles and reduced development and product costs. The Company currently licenses its embedded system technology or desktop software to 25 licensees worldwide, including Hewlett-Packard Company, Oki Data Corporation, Samsung Electronics Corporation, Xerox Corporation and Intel Corporation. For example, effective in January 1997, the Company entered into a development and license agreement with Hewlett-Packard for the inclusion of JetFax embedded system technology and JetSuite software in a Hewlett-Packard product which is currently under development.

  Since its inception in 1988, the majority of the Company's revenues have been generated from sales of JetFax branded products and consumables, including the JetFax M5, the Company's current branded product. A substantial portion of the Company's branded products sales is through IKON Office Solutions, one of the leading distributors of office equipment. The Company believes that it offers the most advanced and innovative MFP solutions currently available in its product class. For example, the JetFax M5 was the first MFP to support two telephone lines for simultaneous receiving and sending of faxes, and the Company was one of the first to market a MFP with a high speed 33.6 Kbps modem. JetFax has received a number of highly acclaimed industry awards and distinctions for its innovative contributions to MFP technology, including the following for the JetFax M5: Buyer's Laboratory's "Pick of the Year" in 1996, "Editor's Choice '96 for Premium Laser Fax" by Better Buys for Business and "Win 100" for top computer hardware products in 1996 by Windows Magazine.

  The Company believes its JetSuite software will define a new category of all-in-one software for MFPs that will replace the piecemeal software applications historically bundled by MFP vendors. JetSuite's portable document software enables a user to view, manage, transmit and process information from the desktop, providing full fax, scan, optical character recognition, print, copy and e-mail functionality. As a result, SOHO and corporate workers can increase productivity and realize substantial time and cost savings relative to traditional office protocols and equipment usage. The Company's JetSuite desktop software can be sold on a stand-alone basis or bundled with the JetFax embedded system to provide a complete, integrated hardware and software solution. The Company plans to release JetSuite with several OEM products in the third quarter of 1997. The Company also offers JetPCL software, which provides high quality conversion of documents encoded in Hewlett-Packard's Printer Control Language ("PCL"), the industry standard.

  The Company's objective is to become a leading, single source for multifunction products and solutions providing proven embedded system technology, high quality branded products and advanced desktop software. To accomplish this goal, JetFax intends to (i) penetrate the SOHO market through OEM licensing agreements of the JetFax embedded system and JetSuite software,
(ii) increase the installed base of JetFax's branded products and related higher margin consumables, upgrades and accessory sales, (iii) establish JetSuite as an industry standard in the MFP market, (iv) leverage the Company's experience and relationships in international markets and (v) continue to anticipate the needs of the MFP market and respond with innovative, complete MFP solutions.

  The Company's executive offices are located at 1376 Willow Road, Menlo Park, California 94025, and its telephone number is (415) 324-0600. The Company was incorporated in Delaware in August 1988.

                                  THE OFFERING

 Common Stock Offered by the Company..........   2,750,000 shares
 Common Stock Offered by the Selling
  Stockholders................................     750,000 shares
 Common Stock to be Outstanding after the
  Offering....................................  10,693,470 shares (1)
 Use of Proceeds by the Company...............  For redemption of Series P Redeemable
                                                Preferred Stock, payment of acquisition
                                                obligations, repayment of indebtedness,
                                                working capital and general corporate
                                                purposes.
 Nasdaq National Market Symbol................  JTFX

--------

(1) Excludes (i) 1,160,635 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1997 under the Company's stock option plans with a weighted average exercise price of $1.22 per share,
    (ii) 401,999 shares of Common Stock issuable upon exercise of options granted outside of the Company's stock option plans with an exercise price of $1.72 per share, (iii) 388,500 shares of Common Stock issuable upon exercise of warrants outstanding at March 31, 1997 with an exercise price of $2.75 per share and (iv) 100,000 shares of Common Stock issuable upon exercise of warrants outstanding at March 31, 1997 with an exercise price of $1.75 per share. See "Management--Incentive Stock Plans," "Certain Transactions" and Note 10 of Notes to Financial Statements.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                NINE MONTHS ENDED    QUARTER ENDED
                            FISCAL YEAR ENDED MARCH 31,           DECEMBER 31,         MARCH 31,
                         -------------------------------------  ------------------  ----------------
                           1993      1994     1995      1996      1995    1996 (1)   1996    1997(1)
                         --------  --------  -------  --------  --------  --------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
  Product............... $  4,542  $  6,086  $ 6,413  $ 11,143  $  7,336  $ 10,205  $ 3,807  $ 4,250
  Development fees......      --         75    1,200       699       466     1,416      233      743
  Software and
   technology license
   fees.................      --        --       139     1,345       667     1,241      678      223
                         --------  --------  -------  --------  --------  --------  -------  -------
   Total revenues.......    4,542     6,161    7,752    13,187     8,469    12,862    4,718    5,216
 Costs and expenses:
  Cost of product
   revenues.............    3,695     5,486    5,249    11,102     7,793     8,495    3,309    2,979
  Research and
   development..........    1,397     1,311    1,118     1,249       919     1,709      330    1,477(2)
  Selling and marketing.      633     1,303    1,325     2,710     1,745     2,785      965      972
  General and
   administrative.......    1,019       615      746       750       500       823      250      352
                         --------  --------  -------  --------  --------  --------  -------  -------
   Total costs and
    expenses............    6,744     8,715    8,438    15,811    10,957    13,812    4,854    5,780
                         --------  --------  -------  --------  --------  --------  -------  -------
 Loss from operations...   (2,202)   (2,554)    (686)   (2,624)   (2,488)     (950)    (136)    (564)
 Interest and other
  income (expense)......      (18)       (5)     (68)     (270)     (192)       13      (78)     (27)
                         --------  --------  -------  --------  --------  --------  -------  -------
 Loss before
  extraordinary item and
  income taxes..........   (2,220)   (2,559)    (754)   (2,894)   (2,680)     (937)    (214)    (591)
 Provision for income
  taxes.................      --        --       --         35        35       105      --        45
                         --------  --------  -------  --------  --------  --------  -------  -------
 Loss before
  extraordinary item....   (2,220)   (2,559)    (754)   (2,929)   (2,715)   (1,042)    (214)    (636)
 Extraordinary item (3).      --        --       349       --        --        --       --       --
                         --------  --------  -------  --------  --------  --------  -------  -------
 Net loss............... $ (2,220) $ (2,559) $  (405) $ (2,929) $ (2,715) $ (1,042) $  (214) $  (636)
                         ========  ========  =======  ========  ========  ========  =======  =======
PRO FORMA DATA (4):
 Net loss per share.....                                                  $  (0.14)          $ (0.08)
                                                                          ========           =======
 Common and common
  equivalent shares used
  in computing net loss
  per share.............                                                     8,454             8,474
                                                                          ========           =======

                                                                                    MARCH 31, 1997
                                                                               -----------------------
                                                                               ACTUAL  AS ADJUSTED (5)
                                                                               ------- ---------------
BALANCE SHEET DATA:
 Working capital...............................................................  $ 1,564    $ 19,867
 Total assets..................................................................    8,020      24,979
 Long-term note payable, less current portion..................................      181         --
 Redeemable preferred stock....................................................    2,764         --
 Total stockholders' equity....................................................      101      21,319

--------

(1) Effective December 31, 1996, the Company changed its fiscal year end from March 31 to a 52-53 week reporting year ending on the first Saturday on or after December 31. The 40-week period from April 1, 1996 to January 4, 1997 is referred to herein as the nine months ended December 31, 1996. For presentation purposes, the Company refers to its reporting year ended January 4, 1997 as ending on December 31, 1996 and the 13-week period from January 5, 1997 to April 5, 1997 is referred to herein as the quarter ended March 31, 1997.

(2) Includes $551,000 of expenses related to the acquisition of the Crandell Group, Inc. by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Represents a gain on exchange of stockholder debt and receivables for notes payable. See Note 2 of Notes to Financial Statements.

(4) For an explanation of the determination of the number of shares used in computing pro forma net loss per share, see Note 1 of Notes to Financial Statements.

(5) Reflects (i) the conversion of each of the outstanding shares of convertible preferred stock, except the Series P Redeemable Preferred Stock, upon the closing of the Offering, (ii) the redemption of all outstanding shares of Series P Redeemable Preferred Stock, (iii) the issuance of 491,317 shares of Common Stock upon the automatic net exercise in full of certain warrants upon the closing of the Offering, (iv) the issuance of 144,623 shares of Common Stock upon the conversion of cumulative unpaid dividends on the Series F Convertible Preferred Stock upon the closing of the Offering and (v) the sale by the Company of the 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with the investment in the shares of Common Stock.

  When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

  HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT. The Company had net losses of approximately $405,000, $2.9 million, $1.0 million and $636,000 for the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The Company's historical losses and certain preferred stock dividends have resulted in an accumulated deficit of approximately $14.6 million as of March 31, 1997. There can be no assurance that the Company will achieve profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The Company in the past has experienced, and in the future may experience, significant fluctuations in quarterly operating results that have been or may be caused by many factors including: the timing of introductions of new products or product enhancements by the Company, its OEMs and their competitors; initiation or termination of arrangements between the Company and its existing and potential significant OEM customers or dealers and distributors; the size and timing of and fluctuations in end user demand for the Company's branded products and OEM products incorporating the Company's technology; inventories of the Company's branded products or products incorporating the Company's technology carried by the Company, its distributors or dealers, its OEMs or the OEMs' distributors that exceed current or projected end user demand; the phase-out or early termination of the Company's branded products or OEM products incorporating the Company's technology; the amount and timing of development agreements, one-time software licensing transactions and recurring licensing fees; non-performance by the Company, its suppliers or its OEM or other customers pursuant to their plans and agreements; seasonal trends; competition and pricing; customer order deferrals and cancellations in anticipation of new products or product enhancements; industry and technology developments; changes in the Company's operating expenses; software and hardware defects; product delays or product quality problems; currency fluctuations; and general economic conditions. The Company expects that its operating results will continue to fluctuate significantly as a result of these and other factors. For example, during the fiscal year ended March 31, 1996, the Company recorded a $760,000 loss on a purchase commitment with a supplier due to a reduction in the selling price of the Company's product. A substantial portion of the Company's operating expenses is related to personnel, development of new products, marketing programs and facilities. The level of spending for such expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future revenues and anticipated OEM commitments. If such commitments do not result in revenues or operating expenses are significantly higher, the Company's business, financial condition and results of operations will be adversely affected, which could have a material adverse effect on the price of the Company's Common Stock.

  Furthermore, the Company has often recognized a substantial portion of its revenues in the last month of a quarter, with such revenues frequently concentrated in the last weeks or days of a quarter. The Company's branded products are primarily sold through dealers, and such dealers often place orders for products at or near the end of a quarter. As a result, because one or more key orders that are scheduled to be booked and shipped at the end of a quarter may be delayed until the beginning of the next quarter or cancelled, revenues for future quarters are not predictable with any significant degree of accuracy. For these and other reasons, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. It is likely that in future quarters, the Company's operating results, from time to time, will be below the expectations of public market analysts and investors, which could have a material adverse effect on the price of the Company's Common Stock.

  The accuracy of quarterly license revenues from OEMs reported by the Company has been, and the Company believes will continue to be, dependent on the timing and accuracy of product sales reports received from the Company's OEMs. These reports are provided only on a quarterly basis (which may not coincide with the Company's quarter) and are subject to delay and potential revision by the Company's OEMs. Therefore, the Company is required to estimate all of the recurring license revenues from OEMs for each quarter. As a result, the Company will record an estimate of such revenues prior to public announcement of the Company's quarterly results. In the event the product sales reports received from the Company's OEMs are delayed or subsequently revised, the Company may be required to restate its recognized revenues or adjust revenues for subsequent periods, which could have a material adverse effect on the Company's business, financial condition and results of operations and the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON THE MFP MARKET. The market for MFPs is relatively new and rapidly evolving. The Company's future success is dependent to a significant degree upon broad market acceptance of the type of MFPs on which the Company is focusing its development efforts. This success will be dependent in part on the ability of the Company and its OEM customers to develop MFPs that provide the functionality, performance, speed and connectivity demanded by the market at acceptable price points and to convince end users to broadly adopt MFPs for office and home office use. There can be no assurance that the market for MFPs will continue to develop, that the Company and its OEM customers will be successful in developing MFPs that gain broad market acceptance, that the Company will be able to offer in a timely manner its embedded system technology, branded products or desktop software or that the Company's OEM customers will choose the Company's technology for use in their MFPs. The failure of any of these events to occur would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."

  RISKS ASSOCIATED WITH CHANGE IN FOCUS OF THE COMPANY'S BUSINESS. The Company has historically focused primarily on the development, manufacture and sale of its branded MFPs and currently derives a substantial portion of its revenues from the sale of its branded MFPs. The Company expects that its revenue growth, commencing in 1997, will be dependent, in part, on increased licensing of the Company's embedded system technology and desktop software products. However, there can be no assurance that the Company will realize growth in revenues from sales and licensing of its embedded system technology or desktop software. If such growth in revenues does not occur and if revenues from the sale of the Company's branded MFPs were not to continue at past growth rates, due either to a change in the Company's deployment of resources or otherwise, it could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--JetFax Strategy."

  RISKS ASSOCIATED WITH INCREASED FOCUS ON MFP DESKTOP SOFTWARE
BUSINESS. Commencing in the second half of 1997, the Company expects that its business, financial condition and results of operations will be more dependent on sales of its MFP desktop software, particularly JetSuite, which will be sold both separately and bundled with the Company's branded products and embedded system technology. JetSuite is expected to be released with several OEM products in the third quarter of 1997. There can be no assurance that such release will not be delayed or that errors will not be found in new products, including JetSuite, after commencement of commercial shipments. Such errors may result in a delay in market acceptance or a product recall. In July 1996, the Company acquired substantially all of the assets of Crandell Group, Inc. (the "Crandell Acquisition"), a developer of desktop software products (the "Crandell Group"). Prior to the Crandell Acquisition, the Company had limited experience in developing, marketing and supporting desktop software products. The Company's on-going ability to develop its MFP desktop software products business will depend upon several factors, including, but not limited to, the commercial acceptance of the Company's MFP desktop software products, upgrades and add-on software products, the ability of the Company's personnel and distribution channels to sell and support MFP desktop software products and the Company's ability to continue to integrate the operations and personnel of the Crandell Group into the Company. Because the market for MFP desktop software products is new and emerging, there can be no assurance that a significant market, if any, will develop for sales of the Company's MFP desktop software products, or for sales of upgrades and add-on software products, and such a failure would likely have a material adverse effect on the Company's MFP desktop software products business. There can be no assurance that the Company's MFP desktop software products business will be successful. Any failure by the Company to develop a successful MFP desktop software products business would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products," "--Technology" and "Certain Transactions."

  DEPENDENCE ON DEALERS AND DISTRIBUTORS. The Company has derived a substantial portion of its revenues from sales of its branded MFPs through dealers and distributors. The Company expects that sales of these products through its dealers and distributors will continue to account for a substantial portion of its revenues for the foreseeable future. The Company currently maintains distribution relationships with dealers associated with IKON Office Solutions (formerly Alco Standard), a national group of office equipment dealers ("IKON"). Sales to these IKON dealers accounted for 13%, 21% and 25% of the Company's total revenues in the fiscal year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. Sales to A. Messerli AG ("Messerli"), one of the Company's office equipment dealers located in Switzerland, accounted for 11%, 10% and 4% of the Company's total revenues in the fiscal year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. Each of the Company's dealers and distributors can cease marketing the Company's products with limited notice and with little or no penalty. There can be no assurance that the Company's dealers and distributors will continue to offer the Company's products or that the Company will be able to recruit additional or replacement dealers and distributors. The loss of one or more of the Company's major dealers and distributors could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's dealers and distributors also offer competitive products manufactured by third parties. There can be no assurance that the Company's dealers and distributors will give priority to the marketing of the Company's products as compared to its competitors' products. Any reduction or delay in sales of the Company's products by its dealers and distributors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business --Sales and Marketing."

  DEPENDENCE ON OEMS. The Company has derived a significant portion of its revenues from licensing of its embedded system technology and software and from development services to OEMs. The Company currently has OEM relationships with Hewlett-Packard Company ("Hewlett-Packard"), Oki Data Corporation ("Oki Data"), Samsung Electronics Corporation ("Samsung") and Xerox Corporation ("Xerox"). Revenues from these OEMs accounted for 18%, 16%, 17% and 17% of the Company's total revenues in the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended
March 31, 1997, respectively. Revenues from Xerox accounted for 17%, 11%, 6% and less than 1% of the Company's total revenues in the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. In the quarter ended March 31, 1997, Hewlett-Packard accounted for 11% of the Company's total revenues, and was the only OEM customer that accounted for greater than 10% of the Company's total revenues in such period. The Company anticipates that a significant portion of its revenues will be derived from OEMs in the future and that the Company's revenues will be increasingly dependent upon, among other things, the ability and willingness of OEMs to timely develop and promote MFPs that incorporate the Company's technology. The ability and willingness of these OEMs to do so is based upon a number of factors, such as the timely development by the Company and the OEMs of new products with additional functionality, increased speed and enhanced performance at acceptable prices to end users; development costs of the OEMs; licensing and development fees of the Company; compatibility with emerging industry standards; technological advances; intellectual property issues; general industry competition; and overall economic conditions. Many of these factors are beyond the control of the Company and its OEMs. Many OEMs, including some of the Company's OEM customers, are concurrently developing and promoting MFPs that do not incorporate the Company's technology. In such cases, the OEMs may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating the Company's technology. No assurance can be given as to the ability or willingness of the Company's OEMs to continue developing, marketing and selling products incorporating the Company's technology. For example, the Company no longer receives royalties from the Xerox WorkCenter 250 MFP, which incorporated the Company's embedded system technology, as Xerox has ceased production of that model due to the product reaching the end of its life cycle and pricing pressures from competitors' products. The loss of any of the Company's significant OEMs could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."

  RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and needs, and frequent new product introductions. The Company currently derives all of its revenues from the sale of its branded MFPs and related consumables, the licensing of its technology and software, and the provision of related development services. The Company anticipates that these sources of revenues will continue to account for substantially all of its revenues for the foreseeable future. The market expects the Company and its OEMs to develop and release, in a regular and timely manner, new MFPs with better performance and improved features at competitive price points. As the complexity of product development increases and the expected time-to-market continues to decrease, the risk and difficulty in meeting such schedules increase as well as the costs to the Company and its OEMs. In addition, the Company, its OEMs and their competitors, from time to time, may announce new products, capabilities or technologies that may replace or shorten the life cycles of the Company's branded products and software and the OEM products incorporating the Company's technology. The Company's success will depend on, among other things, market acceptance of the Company's branded products, software and embedded system technology and the demand for MFPs by the Company's OEM customers; the ability of the Company and its OEM customers to respond to industry changes and market demands in a timely manner; achievement of new design wins by the Company in the Company's development of its branded products as well as the OEMs' development of associated new MFPs; the ability of the Company and its OEM customers to reduce production costs; and the regular and continued introduction of new and enhanced technology, services and products by the Company and its OEMs on a timely and cost-effective basis. There can be no assurance that the products and technology of competitors of the Company or its OEMs will not render the Company's branded products, technology, software or its OEMs' products noncompetitive or obsolete. Any failure by the Company or its OEMs to anticipate or respond adequately to the rapidly changing technology and evolving industry standards and needs, or any significant delay in development or introduction of new and enhanced products and services, could result in a loss of competitiveness or revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development."

  RELIANCE ON LIMITED PRODUCT LINE. The Company has been primarily engaged in the development, manufacture and sale of MFPs and related technology and has derived a substantial portion of its revenues from sales of its branded MFPs and consumables. Sales of the Company's branded products and related consumables accounted for 83%, 84%, 79% and 81% of the Company's total revenues in the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. Dependence on a single product line makes the Company particularly vulnerable to the successful introduction of competitive products. The Company currently derives a substantial portion of its branded product revenues from sales of the JetFax M5. Sales of the JetFax M5 (which began shipping commercially in June 1995) and related consumables and upgrades accounted for 48%, 64% and 71% of the Company's total revenues in the fiscal year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. A reduction in demand for the JetFax M5, or the Company's failure to timely introduce its next MFP, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products."

  RISKS ASSOCIATED WITH PRODUCT DEVELOPMENT AND INTRODUCTION; PRODUCT
DELAYS. The Company's future success is dependent to a significant degree on its ability to further develop its embedded system technology and software for MFPs in the time frame required by its OEM and other customers and to develop technology with the quality, speed and other specifications required by its OEM and other customers. The Company in the past has experienced delays in product development, and the Company may experience similar delays in the future. Prior delays have resulted from numerous factors such as changing OEM product specifications, delays in receiving necessary components, difficulties in hiring and retaining necessary personnel, difficulties in reallocating engineering resources and other resource limitation difficulties with independent contractors, changing market or competitive product requirements and unanticipated engineering complexity. The Company has experienced delays in one of its current development projects and, pursuant to certain provisions of its development agreement, the final milestone payment thereunder could be reduced. In addition, the Company's software and hardware have in the past, and may in the future, contain undetected errors or failures that become evident upon product introduction or as product production volumes increase. There can be no assurance that errors will not be found; that the Company will not experience problems or delays in meeting the delivery schedules for or in the acceptance of products by the Company's OEMs or other customers; that there will not be problems or delays in shipments of the Company's branded products or OEMs' products; or that the Company's new products and technology will meet performance specifications under all conditions or for all anticipated applications. Given the short product life cycles in the MFP market, any delay or difficulty associated with new product development, introductions or enhancements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products," "--Technology" and "--Research and Development."

  HIGHLY COMPETITIVE INDUSTRY. The market for MFPs and related technology and software is highly competitive and characterized by continuous pressure to enhance performance, to introduce new features and to accelerate the release of new products. The Company's branded products compete primarily with the dominant vendors in the fax market, all of whom have substantially greater resources than the Company and include, among others, Canon Inc., Panasonic, a division of Matsushita Electrical Industrial Co., Ltd., Pitney Bowes Inc., Ricoh Co. Ltd., Sharp Electronics Corporation and Xerox. The Company also competes on the basis of vendor name and recognition, technology and software expertise, product functionality, development time and price.

  The Company's technology, development services and software primarily compete with solutions developed internally by OEMs. Virtually all of the Company's OEMs have significant investments in their existing solutions and have the substantial resources necessary to enhance existing products and to develop future products. These OEMs have or may develop competing multifunction technologies and software which may be implemented into their products, thereby replacing the Company's proposed or current technologies, eliminating a need for the Company's services and products to these OEMs. The Company also competes with technologies, software and development services provided in the MFP market by other systems and software suppliers to OEMs. With respect to MFP embedded system technologies, the Company competes with, among others, Peerless Systems Corporation, Personal Computer Products, Inc. and Xionics Document Technologies, Inc. With respect to desktop software, the Company competes with, among others, Caere Corporation, Simplify Development Corporation, Smith Micro Software, Inc., Visioneer Inc., Wordcraft International and Xerox.

  As the MFP market continues to develop, the Company expects that competition and pricing pressures will increase from OEMs, existing competitors and other companies that may enter the Company's existing or future markets with similar or substitute products or technologies. Software solutions may also be introduced by competitors that are less costly or provide better performance or functionality. The Company anticipates increasing competition for its MFPs, technologies and software under development. Most of the Company's existing competitors, many of its potential competitors and all of the Company's OEMs have substantially greater financial, technical, marketing and sales resources than the Company. In the event that price competition increases, competitive pressures could cause the Company to reduce the price of its branded products, to reduce the amount of royalties received on new licenses and to reduce the fees for its development services in order to maintain existing business and generate additional product sales and license and development revenues, which could reduce profit margins and result in losses and a decrease in market share. No assurances can be given as to the ability of the Company to compete favorably with the internal development capabilities of its current and prospective OEM customers or with other third-party vendors, and the inability to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

  EFFECT OF RAPID GROWTH ON EXISTING RESOURCES; POTENTIAL ACQUISITIONS. The Company has grown rapidly in recent years. A continuing period of rapid growth could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth will require it to continue to invest in its operational, financial and management information systems, procedures and controls, and to attract, retain, motivate and effectively manage its employees. The Company recently installed and implemented a new management information system and used the accounting applications of the system for the first time in connection with the December 31, 1996 monthly accounting close. The Company has also begun using the manufacturing applications for inventory control and product ordering. However, further improvements in these systems are needed and will continue to be needed in order to manage additional growth in revenues and assets. There is no guarantee that the implementation of the management information system will contribute to the Company's ability to manage its growth and, furthermore, any problems encountered as a result of the implementation of such system, including additional modules and features, could adversely affect the Company's operations. There can be no assurance that the Company will be able to manage its growth effectively and to successfully utilize the new management information system, and failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Operations."

  The Company may, from time to time, pursue the acquisition of other companies, assets or product lines that complement or expand its existing business. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. JetFax has no present commitments nor is it engaged in any discussions or negotiations with respect to possible acquisitions. No assurance can be given that any acquisition by the Company will not materially and adversely affect the Company or that any such acquisition will enhance the Company's business.

  DEPENDENCE ON OUTSIDE SUPPLIERS; DEPENDENCE ON SOLE SOURCE SUPPLIERS. The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources. However, there can be no assurance that alternative sources of such components will be available at acceptable prices or in a timely manner. The Company generally buys components under purchase orders and does not have long-term agreements with its suppliers. Although alternate suppliers may be readily available for some of these components, for other components it could take an undetermined amount of time to qualify a replacement supplier and order and receive replacement components. The Company does not always maintain sufficient inventory to allow it to fill customer orders without interruption during the time that would be required to obtain an adequate supply of single sourced components. Although the Company believes it could develop other sources for single source components, no alternative source currently exists and the process could take several months or longer. Therefore, any interruption in the supply of such components could have a material adverse effect on the Company's business, financial condition and results of operations.

  Many of the components used in the Company's products are purchased from suppliers located outside the United States. Foreign manufacturing facilities are subject to risk of changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control. There can be no assurance that United States or foreign trading policies will not restrict the availability of components or increase their cost. Any significant increase in component prices or decrease in component availability could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain components used in the Company's products are available only from one source. The Company is dependent on Oki America, Inc. ("Oki America"), as the supplier of major components, including the printer engine, of the JetFax M5. Oki America is also a competitor of the Company. The Company is also dependent on

American Microsystems, Inc. ("AMI") to provide unique application specific integrated circuits ("ASICs") incorporating the Company's imaging and logic circuitry, Motorola, Inc. ("Motorola") to provide microprocessors, Pixel Magic, Inc., a subsidiary of Oak Technology, Inc. ("Pixel"), to provide a specialized imaging processor and Rockwell Semiconductor Systems ("Rockwell") to provide modem chips. If Oki America, AMI, Motorola, Pixel or Rockwell were to limit or reduce the sale of such components to the Company, or if such suppliers were to experience financial difficulties or other problems which prevented them from supplying the Company with the necessary components, it could have a material adverse effect on the Company's business, financial condition and results of operations. These sole source providers are subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and/or other factors that may disrupt the flow of goods to the Company or its customers and thereby adversely affect the Company's business and customer relationships. Any shortage or interruption in the supply of any of the components used in the Company's products, or the inability of the Company to procure these components from alternate sources on acceptable terms, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Manufacturing and Operations."

  DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS; RISK OF INFRINGEMENT. The Company's success is heavily dependent upon its proprietary technology. To protect its proprietary rights, the Company relies on a combination of copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions. The Company has no patents or patent applications pending. As part of its confidentiality procedures, the Company generally enters into nondisclosure agreements with its employees, consultants, OEMs and strategic partners and limits access to and distribution of its designs, software and other proprietary information. Despite these efforts, the Company may be unable to effectively protect its proprietary rights and, in any event, enforcement of the Company's proprietary rights may be expensive. The Company's source code also is protected as a trade secret. However, the Company from time to time licenses portions of its source code and designs to OEMs and also places such source code and designs in escrow to be released to OEMs in certain circumstances, which subjects the Company to the risk of unauthorized use or misappropriation despite the contractual terms restricting disclosure. In addition, it may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use the Company's proprietary information. Further, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  As the number of patents, copyrights, trademarks and other intellectual property rights in the Company's industry increases, products based on the Company's technology increasingly may become the subject of infringement claims. The Company has in the past received communications from third parties asserting that the Company's trademarks or products infringe the proprietary rights of third parties or seeking indemnification against such infringement. The Company is generally required to agree to indemnify its OEMs from third party claims asserting such infringement. There can be no assurance that third parties will not assert infringement claims against the Company or its OEMs in the future. Any such claims, regardless of merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims, whether or not such litigation is determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from daily operations. In addition, the Company may lack sufficient resources to initiate a meritorious claim. In the event of an adverse ruling in any litigation regarding intellectual property, the Company may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing or substituted technology. The failure of the Company to develop, or license on acceptable terms, a substitute technology could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property and Proprietary Rights."

  DEPENDENCE ON KEY PERSONNEL. The Company is largely dependent upon the skills and efforts of its senior management, particularly Edward R. Prince, III ("Rudy Prince"), its President and Chief Executive Officer, and Lon Radin, its Vice President of Engineering, and other officers and key employees, some of whom only recently have joined the Company. The Company maintains key person life insurance policies on Rudy Prince and Lon Radin. None of the Company's officers or key employees, other than Michael Crandell, Vice President of Software, are covered by an employment agreement with the Company. The Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and operations personnel, many of whom are in great demand. Competition for such personnel, especially engineering, has recently increased significantly. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

  INTERNATIONAL ACTIVITIES. Revenues from sales to the Company's customers outside the United States accounted for 22%, 39%, 26% and 24% of the Company's total revenues for the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The Company expects that revenues from customers located outside the United States may increase in both absolute dollars and as a percentage of total revenues in the future. The international market for the Company's branded products and products incorporating the Company's technology and software is highly competitive, and the Company expects to face substantial competition in this market from established and emerging companies and technologies developed internally by its OEM customers. Risks inherent in the Company's international business activities also include currency fluctuations and restrictions, the burdens of complying with a wide variety of foreign laws and regulations, including Postal, Telephone and Telegraph ("PTT") regulations, longer accounts receivable cycles, the imposition of government controls, risks of localizing and internationalizing products to local requirements in foreign countries, trade restrictions, tariffs and other trade barriers, restrictions on the repatriation of earnings and potentially adverse tax consequences, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Substantially all of the Company's international sales are currently denominated in U.S. dollars and, therefore, increases in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in foreign markets. Because of the Company's international activities, it faces certain currency exposure and translation risks. To date, the Company has not hedged against currency exposure or translation risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON SINGLE MANUFACTURING FACILITY; RISKS RELATED TO POTENTIAL DISRUPTION. The Company's manufacturing operations are located in its facility in Northern California. In addition, a number of the suppliers of components for the Company's products and providers of outsourced assembly, upon which the Company relies, are located in Northern California. Since the Company does not currently operate multiple facilities in different geographic areas, or have alternative sources for many of its components or outsourced assembly, a disruption of the Company's manufacturing operations, or the operations of its suppliers, resulting from sustained process abnormalities, human error, government intervention or natural disasters such as earthquakes, fires or floods could cause the Company to cease or limit its manufacturing operations and consequently have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Operations."

  CERTAIN CHARGES TO BE INCURRED THROUGH THE CLOSING OF THE OFFERING. Through the closing of the Offering, the Company will incur certain significant additional charges relating to the Crandell Acquisition. Based upon an assumed closing date of June 30, 1997 and an assumed initial public offering price of $9.00 per share, the Company anticipates such additional charges to be approximately $1.2 million with no related tax benefit due to the Company's operating losses. Such charges relate to noncash compensation of $200,000 from a variable warrant issued to the selling stockholder/employees of the Crandell Group and a payment of approximately $1.0 million required to be paid at the closing of the Offering in lieu of future royalty payments to the Crandell Group. Subsequent to the closing of the Offering, no further charges to earnings will be incurred related to these items. See Note 3 of Notes to Financial Statements.

  NO PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there was no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained upon completion of the Offering. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based on a number of factors, including market valuations of other companies engaged in activities similar to those of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The initial public offering price may not be indicative of the market price of the Common Stock following completion of the Offering. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products by the Company or its competitors, developments or disputes with respect to proprietary rights, general trends in the industry, overall market conditions and other factors. In addition, the stock market historically has experienced extreme price and volume fluctuations, which have particularly affected the market price of securities of many high technology companies and which at times have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

  SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Upon completion of the Offering, the Company will have 10,693,470 shares of Common Stock outstanding (11,218,470 shares if the Underwriters' over-allotment option is exercised in full), 3,500,000 (4,025,000 if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without restriction or the requirement of future registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 7,193,470 shares of Common Stock are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. Of such shares, no shares will be eligible for sale in the public market immediately following commencement of the Offering and 7,130,517 shares will become eligible for sale 90 days following commencement of the Offering. All of the Company's officers and directors and certain stockholders, including the Selling Stockholders, owning upon completion of the Offering, in the aggregate, 7,018,708 shares of Common Stock, have executed agreements pursuant to which each has agreed that they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. In addition, certain other stockholders of the Company holding an aggregate of 110,000 shares are subject to 90 day lock-up agreements with the Company and stockholders holding an aggregate of 63,762 shares are subject to 180 day lock-up agreements with the Company. Further, holders of outstanding warrants and vested stock options for, in the aggregate, an additional 1,319,573 shares of Common Stock are subject to 180 day lock-up agreements with the Company and/or Prudential Securities Incorporated. The Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Company's 1995 Stock Plan (the "1995 Plan") or the 1997 Director Stock Option Plan (the "Director Plan") or from issuing shares under the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). Upon the expiration of or release from such lock-up agreements, 7,130,517 shares will be eligible for immediate sale under Rule 144 or Rule 701 and 1,319,573 additional shares subject to outstanding warrants and vested stock options could also be sold, subject in some cases to compliance with certain volume limitations. The remaining 62,953 shares held by existing stockholders will become eligible for sale at various times over a period of less than one year. Prudential Securities Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Sales of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. Beginning in November 1997, the holders of an aggregate of 7,367,549 shares of Common Stock of the Company which are "restricted securities" (including shares purchasable upon exercise of outstanding warrants) (the "Registrable Securities") will be entitled to certain rights with respect to registration of such shares. If exercised, such registration rights could result in the Registrable Securities being sold earlier than otherwise allowable under Rule 144, and could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock--Registration Rights of Certain Holders" and "Shares Eligible for Future Sale."

  CONTROL BY EXISTING STOCKHOLDERS. Upon completion of the Offering, the current officers, directors and their affiliates and five percent stockholders will beneficially own approximately 42.3% of the outstanding shares of the Common Stock of the Company (40.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they act together, likely will have effective control over the Company through their ability to control the election of directors and all other matters that require action by the Company's stockholders, irrespective of how other stockholders may vote. Such persons could prevent or delay a change in control of the Company, which may be favored by a majority of the remaining stockholders. The ability to prevent or delay a change in control of the Company also may have an adverse effect on the market price of the Common Stock. See "Management--Executive Officers and Directors," "Principal and Selling Stockholders" and "Description of Capital Stock."

  BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS. The current stockholders of the Company will receive certain benefits as a result of the Offering. The Offering is expected to result in the creation of a public market for the sale of shares held by the Company's stockholders. In addition, assuming an initial public offering price of $9.00 per share, the Selling Stockholders will receive, in the aggregate, net proceeds (after deducting underwriting discounts and commissions) of $6.3 million from the sale of their shares in the Offering. Each of the Selling Stockholders will realize a gain for each share sold by such Selling Stockholder in the Offering equal to the difference between $8.37 (which is the assumed initial public offering price per share, net of underwriting discounts and commissions) and the acquisition cost of such Selling Stockholder's shares (which purchase prices averaged approximately $1.70 per share for all outstanding shares of Common Stock). Each current stockholder of the Company will also receive an unrealized gain for each share of Common Stock held by such stockholder upon completion of the Offering equal to the price at which such share of Common Stock may be sold in the public market less the acquisition cost of such share. The shares of Common Stock held by the current stockholders upon completion of the Offering (excluding shares subject to options outstanding under the Company's 1995 Plan as of March 31, 1997 and shares issuable upon the exercise of outstanding warrants as of March 31, 1997) will have an aggregate value of approximately $64.7 million, assuming an initial public offering price of $9.00 per share, which represents approximately $52.5 million in appreciation in the value of such shares (based on an average price of $1.70 per share for all outstanding shares of Common Stock). The shares of Common Stock which will be issued upon the automatic net exercise in full of certain warrants held by certain stockholders upon the closing of the Offering will have an aggregate value of approximately $4.4 million, assuming an initial public offering price of $9.00 per share. Furthermore, of the net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, approximately $1.3 million will be used to pay the Company's obligations to the Crandell Group and approximately $2.8 million will be used for payment to Ailicec International Enterprises Ltd. in redemption of all outstanding shares of Series P Redeemable Preferred Stock and accrued dividends thereon. See "Use of Proceeds" and "Dilution."

  EFFECT OF ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation (the "Charter") and Bylaws (the "Bylaws") and certain provisions of Delaware law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for the Company's Common Stock. These provisions permit the issuance of "blank check" preferred stock by the Board of Directors without stockholder approval, require super-majority approval to amend certain provisions in the Charter and Bylaws, require that all stockholder actions be taken at duly called annual or special meetings and not by written consent and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Furthermore, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. Such application of Section 203 could also have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

  IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock from the assumed initial public offering price. To the extent outstanding options and warrants to purchase shares of the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

  NO PRESENT INTENTION TO PAY DIVIDENDS; RESTRICTION ON PAYMENT OF
DIVIDENDS. The Company has never declared or paid cash dividends on its Common Stock and intends to retain all available funds for use in the operation and expansion of its business. The Company therefore does not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the Company's credit facility prohibits the payment of cash dividends without the consent of the lender.

                                  THE COMPANY

  JetFax, Inc. is a leading developer and provider of integrated embedded system technology, branded products and desktop software solutions for the multifunction product ("MFP") market, which consists of electronic office devices that combine print, fax, copy and scan capabilities in a single unit. The Company focuses on two distinct segments of the MFP market, the small office/home office ("SOHO") segment and the corporate segment.

  The Company's embedded system technology is made up of proprietary ASICs, software and firmware that reside on a modular controller circuit board (an "embedded system"). This technology provides the intelligence of a MFP and coordinates, controls and optimizes a MFP's printing, faxing, copying and scanning operations. JetFax licenses and manufactures its embedded system and desktop software for a range of MFP solutions sold under the JetFax brand name and the brand names of its OEM customers. The Company believes its embedded systems technology and desktop software enable OEMs to offer more competitive products with improved price/performance, shortened development cycles and reduced development and product costs. The Company currently licenses its embedded system technology or software to 25 licensees worldwide, including Hewlett-Packard, Oki Data, Samsung, Xerox and Intel Corporation ("Intel").

  Since its inception in 1988, the majority of the Company's revenues have been generated from sales of JetFax branded products and consumables, including the JetFax M5, the Company's current branded product. The Company believes that it offers the most advanced and innovative MFP solutions currently available in its product class. For example, the JetFax M5 was the first MFP to support two telephone lines for simultaneous receiving and sending of faxes, and the Company was one of the first to market a MFP with a high speed 33.6 Kbps modem.

  The Company believes its JetSuite software will define a new category of all-in-one software for MFPs that will replace the piecemeal software components historically bundled by MFP vendors. As a result, SOHO and corporate workers can increase productivity and realize substantial time and cost savings relative to traditional office protocols and equipment usage. The Company's JetSuite desktop software can be sold on a stand-alone basis or bundled with the JetFax embedded system to provide a complete, integrated hardware and software solution. The Company plans to release JetSuite with several OEM products in the third quarter of 1997. The Company also offers JetPCL software, which provides high quality conversion of documents encoded in Hewlett-Packard's Printer Control Language ("PCL"), the industry standard.

  The Company's executive offices are located at 1376 Willow Road, Menlo Park, California 94025, and its telephone number is (415) 324-0600. The Company was incorporated in Delaware in August 1988.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,750,000 shares of Common Stock offered by the Company hereby are estimated to be $22,217,500 (approximately $26,611,750 if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $9.00 per share and after deducting the underwriting discount and commissions and estimated offering expenses. The Company expects to use approximately $2,764,000 of the net proceeds from the Offering for payment to the holders of the Company's Series P Redeemable Preferred Stock in redemption thereof pursuant to the terms of the Company's Certificate of Designation of Series P Redeemable Preferred Stock. The Company expects to use approximately $1,250,000 of the net proceeds received by it from the Offering for payment to the Crandell Group in lieu of future royalty payments and for repayment of a related note payable. The Company also intends to repay amounts outstanding under its equipment term loan and line of credit facility ($1,244,000 at March 31, 1997) with a portion of the net proceeds of the Offering. The interest rate on the line of credit is the bank's prime rate (8.5% as of March 31, 1997) plus 1.0% and the interest rate on the equipment term loan is the bank's prime rate plus 1.5%. The Company intends to use the remaining net proceeds for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Certain Transactions," "Principal and Selling Stockholders" and Note 7 of Notes to Financial Statements.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on shares of its Common Stock and does not expect to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain any earnings for future growth. In addition, the Company's credit facility prohibits the payment of cash dividends without the consent of the lender. See
Note 7 of Notes to Financial Statements.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1997: (i) the actual capitalization of the Company, (ii) the unaudited pro forma capitalization of the Company reflecting the conversion of all outstanding preferred stock, except the Series P Redeemable Preferred Stock, into 6,293,978 shares of Common Stock; the issuance of 491,317 shares of Common Stock upon the automatic net exercise in full of certain warrants at $2.15 per share and the issuance of 144,623 shares of Common Stock upon the conversion of approximately $970,000 of cumulative unpaid dividends on the Series F Convertible Preferred Stock at a conversion price equal to 75% of the assumed initial public offering price; and (iii) the unaudited pro forma capitalization of the Company as adjusted to give effect to the sale of the 2,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses, the application of the estimated net proceeds therefrom including the redemption of all outstanding shares of Series P Redeemable Preferred Stock, as set forth under the caption "Use of Proceeds" and the increase in the authorized number of shares of Common Stock to 35,000,000 and the decrease in the authorized number of shares of Preferred Stock to 5,000,000.

                                                       MARCH 31, 1997
                                               --------------------------------
                                                ACTUAL   PRO FORMA  AS ADJUSTED
                                               --------  ---------  -----------
                                                       (IN THOUSANDS)
Note payable (1).............................  $    181  $    181    $    --
                                               --------  --------    --------
Redeemable preferred stock, $0.01 par value,
 500,000 shares authorized, actual, pro forma
 and as adjusted; 344,350 shares outstanding,
 actual and pro forma; none outstanding, as
 adjusted....................................     2,764     2,764         --
                                               --------  --------    --------
Stockholders' equity:
 Preferred stock, $0.01 par value, 9,000,000
  shares authorized, actual and pro forma;
  5,000,000 shares, as adjusted; 6,293,978
  shares outstanding, actual; no shares
  outstanding, pro forma and as adjusted.....        63       --          --
 Common stock, $0.01 par value, 13,500,000
  shares authorized, actual and pro forma;
  35,000,000 shares, as adjusted; 1,013,552
  shares outstanding, actual; 7,943,470
  shares outstanding, pro forma; 10,693,470
  shares outstanding, as adjusted (2)........        10        79         107
 Additional paid-in capital..................    14,670    14,664      36,854
 Accumulated deficit.........................   (14,642)  (14,642)    (15,642)
                                               --------  --------    --------
Total stockholders' equity...................       101       101      21,319
                                               --------  --------    --------
    Total capitalization.....................  $  3,046  $  3,046    $ 21,319
                                               ========  ========    ========

--------
(1) See Note 7 of Notes to Financial Statements.

(2) Excludes (i) 1,160,635 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1997 under the Company's stock option plans with a weighted average exercise price of $1.22 per share,
    (ii) 401,999 shares of Common Stock issuable upon exercise of options granted outside of the Company's stock option plans with an exercise price of $1.72 per share, (iii) 388,500 shares of Common Stock issuable upon exercise of warrants outstanding at March 31, 1997 with an exercise price of $2.75 per share and (iv) 100,000 shares of Common Stock issuable upon exercise of warrants outstanding at March 31, 1997 with an exercise price of $1.75 per share. See "Management--Incentive Stock Plans," "Certain Transactions" and Note 10 of Notes to Financial Statements.

                                   DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma net tangible book value of the Common Stock from the assumed initial public offering price. The pro forma net tangible book value of the Company as of March 31, 1997 was $(361,000) or $(0.05) per share. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less liabilities) by the pro forma number of shares of the Company's Common Stock outstanding as of March 31, 1997. Without taking into account any changes in net tangible book value subsequent to March 31, 1997, other than to give effect to the receipt of the net proceeds of the sale of the 2,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses, and the application of the net proceeds therefrom, the pro forma net tangible book value of the Common Stock as of March 31, 1997 would have been $20,857,000, or $1.95 per share. This represents an immediate dilution in pro forma net tangible book value of $7.05 per share to new investors purchasing shares in the Offering. The following table illustrates the per share dilution as of March 31, 1997:

   Assumed initial public offering price..........................         $9.00
     Pro forma net tangible book value at March 31, 1997.......... $(0.05)
     Increase per share attributable to new investors.............   2.00
                                                                   ------
   Pro forma net tangible book value after the Offering...........          1.95
                                                                           -----
   Dilution per share to new investors............................         $7.05
                                                                           =====

  The following table sets forth, on an as adjusted basis as of March 31, 1997, after giving effect to the conversion of all outstanding Preferred Stock into Common Stock, except the Series P Redeemable Preferred Stock, the differences between existing stockholders and purchasers of Common Stock in the Offering at an assumed initial public offering price of $9.00 per share with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ -------------------- AVERAGE PRICE
                              NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ------------ ------- -------------
   Existing stockholders
    (1)....................  7,943,470   74.3% $ 13,519,652   35.3%    $ 1.70
   New investors (1).......  2,750,000   25.7    24,750,000   64.7       9.00
                            ----------  -----  ------------  -----
     Total................. 10,693,470  100.0% $ 38,269,652  100.0%
                            ==========  =====  ============  =====

--------

(1) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 7,193,470 or approximately 67.3% of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to 3,500,000, or approximately 32.7% of the total number of shares of Common Stock to be outstanding after the Offering. If the Underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 4,025,000 shares, or approximately 35.9% of the total number of shares to be outstanding after the Offering. See "Principal and Selling Stockholders."

  The foregoing tables assume no exercise of the Underwriters' over-allotment option or stock options or warrants outstanding at March 31, 1997. At March 31, 1997, there were (i) 1,160,635 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.22 per share, (ii) 401,999 shares of Common Stock issuable upon exercise of options granted outside of the Company's stock option plans with an exercise price of $1.72 per share, (iii) 388,500 shares of Common Stock issuable upon exercise of outstanding warrants with an exercise price of $2.75 per share and
(iv) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants with an exercise price of $1.75 per share. To the extent that outstanding options and warrants are exercised in the future, there will be further dilution to new investors. See "Management--Incentive Stock Plans," "Certain Transactions" and Note 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The statement of operations data set forth below for the fiscal years ended March 31, 1995 and 1996, and the nine months ended December 31, 1996, and the balance sheet data at March 31, 1996 and December 31, 1996 are derived from the financial statements of the Company included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the fiscal years ended March 31, 1993 and 1994, and the balance sheet data at March 31, 1993, 1994 and 1995, are derived from audited financial statements not included herein. The selected financial data for the nine months ended December 31, 1995 and for the quarters ended March 31, 1996 and 1997, and the balance sheet data at March 31, 1997, have been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations. The following financial data is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                     NINE MONTHS
                                                                        ENDED          QUARTER ENDED
                             FISCAL YEAR ENDED MARCH 31,            DECEMBER 31,         MARCH 31,
                         ---------------------------------------  ------------------  ----------------
                           1993       1994      1995      1996      1995    1996 (1)   1996   1997 (1)
                         ---------  --------  --------  --------  --------  --------  ------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
  Product...............   $ 4,542  $  6,086  $  6,413  $ 11,143  $  7,336  $ 10,205  $3,807   $4,250
  Development fees .....       --         75     1,200       699       466     1,416     233      743
  Software and
   technology license
   fees.................       --        --        139     1,345       667     1,241     678      223
                         ---------  --------  --------  --------  --------  --------  ------   ------
   Total revenues ......     4,542     6,161     7,752    13,187     8,469    12,862   4,718    5,216
 Costs and expenses:
  Cost of product
   revenues ............     3,695     5,486     5,249    11,102     7,793     8,495   3,309    2,979
  Research and
   development .........     1,397     1,311     1,118     1,249       919     1,709     330    1,477(2)
  Selling and marketing
   .....................       633     1,303     1,325     2,710     1,745     2,785     965      972
  General and
   administrative ......     1,019       615       746       750       500       823     250      352
                         ---------  --------  --------  --------  --------  --------  ------   ------
   Total costs and
    expenses ...........     6,744     8,715     8,438    15,811    10,957    13,812   4,854    5,780
                         ---------  --------  --------  --------  --------  --------  ------   ------
 Loss from operations ..   (2,202)    (2,554)     (686)   (2,624)   (2,488)     (950)   (136)    (564)
 Interest and other
  income (expense)......       (18)       (5)      (68)     (270)     (192)       13     (78)     (27)
                         ---------  --------  --------  --------  --------  --------  ------   ------
 Loss before
  extraordinary item and
  income taxes .........   (2,220)    (2,559)     (754)   (2,894)   (2,680)     (937)   (214)    (591)
 Provision for income
  taxes ................       --        --        --         35        35       105     --        45
                         ---------  --------  --------  --------  --------  --------  ------   ------
 Loss before
  extraordinary item ...   (2,220)    (2,559)     (754)   (2,929)   (2,715)   (1,042)   (214)    (636)
 Extraordinary item (3).       --        --        349       --        --        --      --       --
                         ---------  --------  --------  --------  --------  --------  ------   ------
 Net loss............... $ (2,220)  $ (2,559) $   (405) $ (2,929) $ (2,715) $ (1,042) $ (214)  $ (636)
                         =========  ========  ========  ========  ========  ========  ======   ======
PRO FORMA DATA (4):
 Net loss per share.....                                                    $ (0.14)           $(0.08)
                                                                            ========           ======
 Common and common
  equivalent shares used
  in computing net loss
  per share.............                                                       8,454            8,474
                                                                            ========           ======
                                                                    DECEMBER 31,         MARCH 31,
                                      MARCH 31,                         1996               1997
                         ---------------------------------------    ------------         ---------
                           1993       1994      1995      1996
                         ---------  --------  --------  --------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........ $  (2,138) $ (4,636) $ (2,097) $  3,780       $1,962             $1,564
 Total assets...........     2,939     2,527     3,434     9,619        6,121              8,020
 Long-term note payable,
  less current portion..         4         4     2,372       --           198                181
 Redeemable preferred
  stock.................       --        --        --      2,610        2,726              2,764
 Total stockholders'
  equity (deficiency)...    (1,899)   (4,458)   (4,185)    1,369          219                101

--------

(1) Effective December 31, 1996, the Company changed its fiscal year end from March 31 to a 52-53 week reporting year ending on the first Saturday on or after December 31. The 40-week period from April 1, 1996 to January 4, 1997 is referred to herein as the nine months ended December 31, 1996. For presentation purposes, the Company refers to its reporting year ended January 4, 1997 as ending on December 31, 1996 and the 13-week period from January 5, 1997 to April 5, 1997 is referred to herein as the quarter ended March 31, 1997.

(2) Includes $551,000 of expenses related to the Crandell Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Represents a gain on exchange of stockholder debt and receivables for notes payable. See Note 2 of Notes to Financial Statements.

(4) For an explanation of the determination of the number of shares used in computing pro forma net loss per share, see Note 1 of Notes to Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussions in this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  JetFax, Inc. is a leading developer and provider of integrated embedded system technology, branded products and desktop software solutions for the MFP market, which consists of electronic office devices that combine print, fax, copy and scan capabilities in a single unit. The Company was incorporated in August 1988 and since that time has engaged in the development, manufacture and sale of its branded MFPs, including the 8000-D, the JetFax 4 and the JetFax M5, and has entered into agreements with a number of OEMs for the customization and integration of the Company's embedded system technology and desktop software in OEMs' MFPs. In July 1996, the Company purchased substantially all of the assets of the Crandell Group. At the time of the acquisition, the Crandell Group's products included desktop software for document conversion and portable document handling and products in development included a fully integrated Microsoft Windows desktop application for MFPs. The Company has continued to develop this software, under the JetSuite name, and plans to release JetSuite with several OEM products in the third quarter of 1997.

  Effective December 31, 1996, the Company changed its fiscal year end from March 31 to a 52-53 week reporting year ending on the first Saturday on or following December 31. The 40-week period from April 1, 1996 to January 4, 1997 is referred to herein as the nine months ended December 31, 1996 and the 13-week period from January 5, 1997 to April 5, 1997 is referred to herein as the quarter ended March 31, 1997. For presentation purposes, the Company refers to its reporting year ended January 4, 1997 as ending on December 31, 1996. The most recent fiscal year discussion and analysis is based on the nine months ended December 31, 1996 compared to the nine months ended December 31, 1995.

  Revenues increased from $4.5 million for the fiscal year ended March 31, 1993 to $13.2 million for the fiscal year ended March 31, 1996. Revenues were $12.9 million for the nine months ended December 31, 1996 and $5.2 million for the quarter ended March 31, 1997. At March 31, 1997, the Company had an accumulated deficit of $14.6 million and total stockholders' equity of $101,000.

  The Company's revenues are derived from three sources: (i) product revenues consisting of sales of JetFax branded MFPs, consumables and upgrades; (ii) development fees for engineering services; and (iii) software and technology license fees related to both its embedded system technology for MFPs and its desktop software. Historically, product revenues have accounted for the majority of the Company's total revenues. For the nine months ended December 31, 1996, product revenues, development fees and software and technology license fees, as a percentage of total revenues, were 79%, 11% and 10%, respectively. For the quarter ended March 31, 1997, product revenues, development fees and software and technology fees, as a percentage of total revenues, were 82%, 14% and 4%, respectively. For the nine months ended December 31, 1996, revenues generated from the desktop software business acquired from the Crandell Group in July 1996 included $628,000 of software license fees and $388,000 of development fees.

  Product revenues result from the sale of the Company's branded MFP products into the corporate market through business equipment dealers. Product revenues are generally recognized when the product is shipped to the customer. Development fee revenues are derived from customizing the Company's embedded system technology and software for inclusion in specific applications for its OEMs' products. Development fee revenues are recognized on the percentage of completion method over the development period. See Note 1 of Notes to Financial Statements.

  The Company's development contracts with certain OEM customers have enabled JetFax to accelerate its product development efforts. The Company classifies all development costs related to such contracts as research and development expenses because such development fees have only partially funded the Company's product development activities, and the Company generally retains ownership of the technology developed under these agreements.

  Software and technology license fees result from licensing the Company's proprietary embedded system technology and desktop software to OEMs for integration into their products. These payments can take the form of one-time license fees, non-refundable prepaid royalties or recurring per unit royalties. One-time license fees and non-refundable prepaid royalties are recognized upon the later of delivery of the contracted technology or satisfaction of contractual milestones, if any. Recurring license revenues from per unit fees paid by the Company's OEMs are recognized upon the manufacture or shipment of products incorporating the Company's technology as specified in the related agreements. The recurring license revenues reported by the Company are dependent on the timing and accuracy of product manufacturing or sales reports received from the Company's OEM customers. These reports are provided on a quarterly basis which may not coincide with the Company's quarter end. However, the Company attempts to get verbal estimates more frequently. The quarterly reports, as well as any verbal estimates, are subject to delay and potential revision by the OEM. Therefore, the Company may be unable to estimate such revenues accurately prior to public announcement of the Company's quarterly results. In such an event, the Company may subsequently be required to revise its previously reported revenues when it publishes its financial statements or adjust revenues for subsequent periods, which could have a material adverse effect on the Company's business, financial condition and results of operations and the price of the Company's Common Stock.

  A substantial portion of the Company's branded products sales is to dealers in the IKON network. These IKON dealers accounted for 21% and 30% of the Company's total revenues for the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The Company's OEM customers for engineering development and technology licenses are Hewlett-Packard, Oki Data, Samsung, Xerox and Intel Corporation. The royalty payments owed the Company by Xerox under the existing technology agreements were largely completed during the nine months ended December 31, 1996. The Company expects that the ongoing obligations under existing OEM contracts will generate future royalty payments. The termination of a major dealer relationship or an OEM agreement would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Dealers and Distributors" and "--Dependence on OEMs."

  International revenues accounted for 22%, 39%, 26% and 24% of total revenues for the fiscal years ended March 31, 1995 and March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The increase from the fiscal year ended March 31, 1995 to the fiscal year ended March 31, 1996 was primarily due to higher sales of the JetFax 4 in Europe. The decrease from the fiscal year ended March 31, 1996 to the nine months ended December 31, 1996 was primarily due to higher than normal inventory levels of the JetFax M5 in Germany at the prior fiscal year end. All of the development fees and software and technology license revenues, and most of the product revenues, have been denominated and collected in United States dollars. The Company has not hedged the foreign currency exposure related to product sales denominated in foreign currencies as the impact has not been significant. See "Risk Factors--International Activities."

  The gross margins for the Company's branded MFP products have been and are expected to continue to be constrained by the competitive nature of the marketplace, pricing pressures and the greater name recognition of the larger companies with which JetFax competes. The Company believes that sales of its branded MFP products provide a substantial revenue base, an opportunity to stay in close touch with evolving customer and market needs and a high level of credibility in demonstrating the Company's advanced technology. The margins on consumables, such as toner cartridges and drums, and on upgrades, such as the two-line upgrade, are typically higher than on the base unit. In addition, the Company's consumables generate recurring revenues which tend to increase as the cumulative number of units sold increases.

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of total revenues, certain items in the Company's statements of operations for the periods indicated.

                         FISCAL YEAR ENDED     NINE MONTHS ENDED     QUARTER ENDED
                             MARCH 31,           DECEMBER 31,          MARCH 31,
                         -------------------   -------------------   ---------------
                           1995       1996       1995       1996      1996     1997
                         --------   --------   --------   --------   ------   ------
Revenues:
  Product...............     82.7%      84.5%      86.6%      79.3%    80.7%    81.5%
  Development fees......     15.5        5.3        5.5       11.0      4.9     14.2
  Software and
   technology license
   fees.................      1.8       10.2        7.9        9.7     14.4      4.3
                         --------   --------   --------   --------   ------   ------
    Total revenues......    100.0      100.0      100.0      100.0    100.0    100.0
Costs and expenses:
  Cost of product
   revenues.............     67.7       84.2       92.0       66.0     70.1     57.1
  Research and
   development..........     14.4        9.5       10.9       13.3      7.0     28.3(1)
  Selling and marketing.     17.1       20.6       20.6       21.7     20.5     18.6
  General and
   administrative.......      9.6        5.7        5.9        6.4      5.2      6.8
                         --------   --------   --------   --------   ------   ------
    Total costs and
     expenses...........    108.8      119.9      129.4      107.4    102.8    110.8
                         --------   --------   --------   --------   ------   ------
Loss from operations....     (8.8)     (19.9)     (29.4)      (7.4)    (2.8)   (10.8)
Interest and other
 income (expense).......     (0.9)      (2.0)      (2.3)       0.1     (1.7)    (0.5)
                         --------   --------   --------   --------   ------   ------
Loss before
extraordinary item and
income taxes............     (9.7)     (21.9)     (31.7)      (7.3)    (4.5)   (11.3)
Provision for income
taxes...................      --         0.3        0.4        0.8      --       0.9
                         --------   --------   --------   --------   ------   ------
Loss before
extraordinary item......     (9.7)     (22.2)     (32.1)      (8.1)    (4.5)   (12.2)
Extraordinary item......      4.5        --         --         --       --       --
                         --------   --------   --------   --------   ------   ------
Net loss................     (5.2)%    (22.2)%    (32.1)%     (8.1)%   (4.5)%  (12.2)%
                         ========   ========   ========   ========   ======   ======

--------

(1) Includes $551,000 of expenses (representing 10.6% of total revenues) related to the Crandell Acquisition.

Quarter Ended March 31, 1997 Compared to Quarter Ended March 31, 1996

  Revenues. Total revenues increased 11% from $4.7 million for the quarter ended March 31, 1996 to $5.2 million for the quarter ended March 31, 1997. Product revenues increased 12% from $3.8 million for the quarter ended March 31, 1996 to $4.3 million for the quarter ended March 31, 1997, reflecting primarily increased domestic unit shipments of the JetFax M5 and related consumables and upgrades, which more than offset the lower average selling price of the JetFax M5 during the quarter ended March 31, 1997. Development fees increased 219% from $233,000 for the quarter ended March 31, 1996 to $743,000 for the quarter ended March 31, 1997 due to significant new OEM programs undertaken in the last twelve months. Through March 31, 1997, the Company recognized cumulative revenues of $316,000 pursuant to a development agreement with one of its OEMs, of which approximately $96,000 was recognized during the quarter ended March 31, 1997. The Company has experienced delays in completion of the development project for this OEM. Pursuant to certain provisions of the development agreement, the final milestone payment may be reduced; however, the Company believes that a reduction, if any, in this payment would not have a material adverse effect on the Company's results of operations or cash flows. Software and technology licensing fees decreased 67% from $678,000 in the quarter ended March 31, 1996 to $223,000 in the quarter ended March 31, 1997, as the royalties from Xerox declined due to the end of life of Xerox products for which JetFax earned royalties. International revenues decreased from 33% of total revenues for the quarter ended March 31, 1996 to 24% for the quarter ended March 31, 1997 as a result of lower international product shipments primarily in Europe, a reduction in German distribution inventory levels and the transition from a local German distributor to a new Company sales office in Germany.

  Cost of Product Revenues. Cost of product revenues decreased 10% from $3.3 million for the quarter ended March 31, 1996 to $3.0 million for the quarter ended March 31, 1997. The product gross margin increased from 13.1% for the quarter ended March 31, 1996 to 29.9% for the quarter ended March 31, 1997. Product margins improved on the Company's main product, the JetFax M5, due to the higher production levels and cost reduction efforts implemented over the past year. Additionally, the higher margin JetFax M5 and related consumables and upgrades accounted for a higher percentage of the overall product mix than a year ago.

  Research and Development. Research and development expenses increased from $330,000 for the quarter ended March 31, 1996 to $1.5 million for the quarter ended March 31, 1997. The quarter ended March 31, 1997 included an accounting charge for a variable equity award of $525,000 classified as compensation, which was related to warrants issued as part of the Crandell Acquisition and $26,000 of compensation expenses associated with the continuing employment of the founders of the Crandell Group. These compensation expenses are based on a percentage of ongoing desktop software sales and will be paid in full and will terminate upon the closing of the Offering. See Note 3 of Notes to Financial Statements. Excluding these expenses, research and development expenses were $926,000, or 17.8% of total revenues, for the quarter ended March 31, 1997, an increase of 188% from the quarter ended March 31, 1996. This increase resulted primarily from: (i) the software development personnel added with the Crandell Acquisition in July 1996; (ii) quick turnaround engineering prototype expenses for the development of an embedded system; and (iii) expenses related to hiring additional engineering personnel.

  Selling and Marketing. Selling and marketing expenses were essentially flat, increasing from $965,000 for the quarter ended March 31, 1996 to $972,000 for the quarter ended March 31, 1997. As a percentage of total revenues, selling and marketing expenses declined from 20.5% for the quarter ended March 31, 1996 to 18.6% for the quarter ended March 31, 1997.

  General and Administrative. General and administrative expenses increased 41% from $250,000, or 5.2% of total revenues, for the quarter ended March 31, 1996 to $352,000, or 6.8% of total revenues, for the quarter ended March 31, 1997. The increase was primarily due to higher personnel, consulting and hiring expenses.

  Interest and Other Income (Expense). Interest and other income (expense) decreased from $78,000 for the quarter ended March 31, 1996 to $27,000 for the quarter ended March 31, 1997. The decrease was primarily due to lower interest expense resulting from the lower level of debt outstanding.

  Provision for Income Taxes. Due to the Company's net losses, there was no provision for federal or state income taxes for the quarters ended March 31, 1996 and March 31, 1997. The $45,000 income tax provision for the quarter ended March 31, 1997 was related to foreign withholding taxes on certain development fees.

Nine Months Ended December 31, 1996 Compared to Nine Months Ended December 31, 1995

  Revenues. Total revenues increased 52% from $8.5 million for the nine months ended December 31, 1995 to $12.9 million for the nine months ended December 31, 1996. Product revenues increased 39% from $7.3 million for the nine months ended December 31, 1995 to $10.2 million for the nine months ended
December 31, 1996, reflecting primarily increased unit shipments and higher average selling prices of the Company's MFPs as the Company transitioned from the JetFax 4, an inkjet MFP, to the JetFax M5, a high performance, laser/LED MFP, which began commercial shipment in June 1995. In addition, during the nine months ended December 31, 1996, the Company expanded the number of large business equipment dealers marketing the Company's products. Development fees increased 203% from $466,000 for the nine months ended December 31, 1995 to $1.4 million for the nine months ended December 31, 1996 as major programs were initiated or continued for OEMs. Software and technology license fees increased 86% from $667,000 for the nine months ended December 31, 1995 to $1.2 million for the nine months ended December 31, 1996. This increase was primarily due to the Crandell Acquisition in July 1996 which added software license fees of $628,000 for the last two quarters of the nine months ended December 31, 1996, but the increase was partially offset by a decline in royalties from Xerox due to the end of life of a related Xerox product.

  Cost of Product Revenues. Cost of product revenues consists primarily of purchased materials; direct production labor and supervision for assembly and test; subcontracted manufacturing, mainly for printed circuit boards; indirect labor for inventory management, shipping and receiving, purchasing, manufacturing engineering, document control and operations management; and related facility and support costs. Cost of product revenues may vary as a percentage of total revenues in the future as a result of a number of factors including: relative production volumes; the mix of product shipped and the varying proportion of MFPs versus consumables and upgrades; changes in production yields, especially those associated with the introduction of new products; risk of inventory obsolescence and excess inventory; pricing pressures in the market; and vendor quality or supply problems.

  Cost of product revenues increased 9% from $7.8 million for the nine months ended December 31, 1995 to $8.5 million for the nine months ended December 31, 1996, due to increased sales levels. The product gross margin increased from negative 6.2% for the nine months ended December 31, 1995 to 16.8% for the nine months ended December 31, 1996. The product gross margin for the nine months ended December 31, 1995 was adversely affected by reserves of $760,000 taken in the quarter ended September 30, 1995 for the write down of certain inventory to net realizable value and to record estimated losses on purchase commitments related to the pricing decline on the JetFax 4. The Company had a fixed price order from Xerox for JetFax 4 units, but the price at which the units could be sold in the market had declined substantially due to competition from other manufacturers' new product introductions. A settlement of the purchase commitment from Xerox was negotiated in the quarter ended September 30, 1996, which resulted in a reduction of the inventory reserve and a credit to cost of product revenues of $280,000.

  Excluding the impact of these reserves, the product gross margin was 4.1% for the nine months ended December 31, 1995 as compared to 14.0% for the nine months ended December 31, 1996. The lower product gross margin in the prior nine month period primarily reflected the impact of competitive pricing pressures in the inkjet MFP market and the startup and higher initial production costs associated with the June 1995 commercial release of the JetFax M5.

  Research and Development. Research and development expenses were comprised mainly of personnel related costs, engineering prototypes and supplies, engineering contractors, computer equipment depreciation and facilities expenses. Research and development expenses increased 86% from $919,000 for the nine months ended December 31, 1995 to $1.7 million for the nine months ended December 31, 1996. This increase resulted primarily from: (i) the software development personnel added with the Crandell Acquisition in July 1996; (ii) certain compensation expenses associated with the continuing employment of the founders of the Crandell Group, which are based on a percentage of ongoing desktop software sales (these compensation expenses will be paid in full and terminate upon the closing of the Offering); and (iii) quick turnaround engineering prototype expenses for the development of an embedded system. See "Certain Transactions."

  Selling and Marketing. Selling and marketing expenses consisted primarily of personnel related costs and commissions, travel and entertainment expenses of direct sales and marketing personnel, advertising and promotional expenses, marketing communications, customer support and service and facilities expenses. Selling and marketing expenses increased 59% from $1.7 million for the nine months ended December 31, 1995 to $2.8 million for the nine months ended December 31, 1996. The increase was primarily related to higher commissions resulting from higher sales levels and to continuing efforts to increase the number of large dealers selling the Company's branded products in the business equipment dealer marketing channel.

  General and Administrative. General and administrative expenses included personnel related costs for administrative, finance and executive personnel, outside professional fees and facilities expenses. The expenses related to general and administrative functions increased 65% from $500,000 for the nine months ended December 31, 1995 to $823,000 for the nine months ended December 31, 1996. The increase was primarily due to higher personnel costs, legal and consulting expenses and bank fees related to the establishment of a credit facility.

  Interest and Other Income (Expense). Interest and other income (expense) consisted primarily of interest expense, a small amount of interest income and miscellaneous items of other income and expense. Interest and other income (expense) was a net expense of $192,000 for the nine months ended December 31, 1995 and net income of $13,000 for the nine months ended December 31, 1996. During the nine months ended December 31, 1995, the

Company incurred interest expense on approximately $3.0 million of the Company's 10% senior subordinated secured convertible notes outstanding on December 31, 1995. These notes were repaid or converted into shares of preferred stock in March 1996. In addition, the investment proceeds from the sale of Convertible Preferred Stock in March 1996 resulted in net interest income of $22,000 for the nine months ended December 31, 1996.

  Provision for Income Taxes. Due to the Company's net losses, there was no provision for federal or state income taxes for the nine months ended December 31, 1995 or the nine months ended December 31, 1996. The $35,000 income tax provision for the nine months ended December 31, 1995 and the $105,000 income tax provision for the nine months ended December 31, 1996 were related to foreign withholding taxes on certain development fees.

  At December 31, 1996, net operating loss carryforwards of approximately $11.1 million and $6.3 million were available to offset future federal and state taxable income, respectively, and research and development tax credits of $108,000 and $156,000 were available to offset future federal and state income taxes, respectively. The operating loss and credit carryforwards will expire, if not utilized, at various dates beginning in 2003 through 2011. Utilization of the net operating loss and credit carryforwards may be subject to significant limitations as a result of certain ownership changes. See Note 11 of Notes to Financial Statements.

  The Company recognizes deferred tax assets and liabilities based on the difference between financial reporting and tax bases of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based on the weight of available evidence, which includes the Company's historical losses since inception, and the uncertainties regarding future results of operations, the Company has provided a full valuation allowance against its net deferred tax assets of $4.9 million at December 31, 1996, as it is more likely than not that the deferred tax assets will not be realized. See Note 11 of Notes to Financial Statements.

Fiscal Year Ended March 31, 1996 Compared to Fiscal Year Ended March 31, 1995

  Revenues. Total revenues increased 70% from $7.8 million for the fiscal year ended March 31, 1995 to $13.2 million for the fiscal year ended March 31, 1996. This increase resulted primarily from the June 1995 commercial release of the JetFax M5 and, to a lesser extent, increased sales of consumables and upgrades. Product revenues increased 74% from $6.4 million for the fiscal year ended March 31, 1995 to $11.1 million for the fiscal year ended March 31, 1996. Development fees decreased 42% from $1.2 million for the fiscal year ended March 31, 1995 to $699,000 for the fiscal year ended March 31, 1996, due to the completion of a major development project for Xerox. Correspondingly, software and technology license fees increased from $139,000 for the fiscal year ended March 31, 1995 to $1.3 million for the fiscal year ended March 31, 1996, reflecting receipt of royalties on the Xerox products that had begun production.

  Cost of Product Revenues. Cost of product revenues increased 111% from $5.2 million for the fiscal year ended March 31, 1995 to $11.1 million for the fiscal year ended March 31, 1996. The decline in product gross margin was primarily due to reserves of $760,000 taken in the quarter ended September 30, 1995 for the write-down of certain inventories to net realizable value and to record losses on purchase commitments due to the pricing decline on the JetFax
4. Excluding the impact of these reserves, the product gross margin was 18.2% for the fiscal year ended March 31, 1995 as compared to 7.2% for the fiscal year ended March 31, 1996. The lower product gross margin primarily reflected the impact of the competitive pricing pressures in the inkjet MFP market and the startup and higher initial production costs associated with the June 1995 commercial release of the JetFax M5. For the quarter ended March 31, 1996, the product gross margin had increased to 13.1%.

  Research and Development. Research and development expenses increased from $1.1 million for the fiscal year ended March 31, 1995 to $1.2 million for the fiscal year ended March 31, 1996, but declined as a percentage of total revenues from 14.4% to 9.5%, respectively, primarily due to the increase in total revenues. The major technical development effort for Xerox and the internal development of the second generation embedded system used in the Company's JetFax M5 were largely completed during the fiscal year ended March 31, 1995, leading to a relatively minor increase in research and development expenses for the fiscal year ended March 31, 1996 as personnel were deployed to other development programs.

  Selling and Marketing. Selling and marketing expenses increased 105% from $1.3 million for the fiscal year ended March 31, 1995 to $2.7 million for the fiscal year ended March 31, 1996. The higher expenses for marketing and sales personnel, commissions, product communication materials, dealer incentives and cooperative advertising shared with the dealers were related to the commercial release of the JetFax M5 and building the Company's network of business equipment dealers.

  General and Administrative. General and administrative expenses were approximately $750,000 for both the fiscal years ended March 31, 1995 and March 31, 1996, but declined as a percentage of total revenues from 9.6% for the fiscal year ended March 31, 1995 to 5.7% for the fiscal year ended March 31, 1996.

  Interest and Other Income (Expense). Interest expense increased from $68,000 for the fiscal year ended March 31, 1995 to $270,000 for the fiscal year ended March 31, 1996. The increase in interest expense for the fiscal year ended March 31, 1996 was related to the issuance of 10% senior secured convertible notes throughout the year ended March 31, 1995 which totaled $2.0 million at such year end. The highest balance owed under such notes was $3.0 million in March 1996 when such notes were either repaid or converted into shares of Convertible Preferred Stock.

  Provision for Income Taxes. Due to the Company's net losses, there was no provision for federal or state income taxes for the fiscal years ended March 31, 1995 or March 31, 1996. The $35,000 income tax provision for the fiscal year ended March 31, 1996 was related to foreign withholding taxes.

QUARTERLY RESULTS OF OPERATIONS

  The Company's quarterly results may be subject to fluctuations resulting from a variety of factors, including: the timing of introductions of new products or product enhancements by the Company, its OEMs and their competitors; initiation or termination of arrangements between the Company and its existing and potential significant OEM customers or dealers and distributors; the size and timing of and fluctuations in end user demand for the Company's branded products and OEM products incorporating the Company's technology; inventories of the Company's branded products or products incorporating the Company's technology carried by the Company, its distributors or dealers, its OEMs or the OEMs' distributors that exceed current or projected end user demand; the phase-out or early termination of the Company's branded products or OEM products incorporating the Company's technology; the amount and timing of development agreements, one-time software licensing transactions and recurring licensing fees; non-performance by the Company, its suppliers or its OEM or other customers pursuant to their plans and agreements; seasonal trends; competition and pricing; customer order deferrals and cancellations in anticipation of new products or product enhancements; industry and technology developments; changes in the Company's operating expenses; software and hardware defects; product delays or product quality problems; currency fluctuations; and general economic conditions. The Company expects that its operating results will continue to fluctuate significantly as a result of these and other factors. A substantial portion of the Company's operating expenses is related to personnel, development of new products, marketing programs and facilities. The level of spending for such expenses cannot be adjusted quickly and is based, in significant part, on the Company's expectations of future revenues and anticipated OEM commitments. If such commitments do not generate revenues or operating expenses are significantly higher, the Company's business, financial condition and results of operations will be adversely affected, which could have a material adverse effect on the price of the Company's Common Stock. As a result, the Company does not believe that its operating results for any one quarter are necessarily indicative of results for any future interim period. See "Risk Factors--Potential Fluctuations in Quarterly Results."

  The following quarterly information has been prepared on the same basis as the Financial Statements and related Notes included elsewhere in this Prospectus and in the opinion of the Company's management reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles for the periods presented.

  The following table presents the unaudited statements of operations for each of the Company's last eight quarters.


                                                      QUARTERS ENDED
                         -----------------------------------------------------------------------------
                         JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                           1995     1995      1995      1996      1996      1996      1996      1997
                         -------- --------- --------  --------  --------  --------- --------  --------
                                                       (IN THOUSANDS)
Revenues:
 Product................  $1,691   $ 2,388  $ 3,257   $ 3,807   $ 3,290    $ 3,173  $ 3,742   $ 4,250
 Development fees.......      --       233      233       233       217        380      819       743
 Software and technology
  license fees..........     107       120      440       678       289        518      434       223
                          ------   -------  -------   -------   -------    -------  -------   -------
  Total revenues........   1,798     2,741    3,930     4,718     3,796      4,071    4,995     5,216
Costs and expenses:
 Cost of product
  revenues..............   1,635     3,152    3,006     3,309     2,948      2,549    2,998     2,979
 Research and
  development...........     347       272      300       330       349        662      698     1,477(1)
 Selling and marketing..     389       576      780       965       925        924      936       972
 General and
  administrative........     142       131      227       250       182        293      348       352
                          ------   -------  -------   -------   -------    -------  -------   -------
  Total costs and
   expenses.............   2,513     4,131    4,313     4,854     4,404      4,428    4,980     5,780
                          ------   -------  -------   -------   -------    -------  -------   -------
Income (loss) from
 operations.............    (715)   (1,390)    (383)     (136)     (608)      (357)      15      (564)
Interest and other
 income (expense).......     (50)      (67)     (75)      (78)       16          3       (6)      (27)
                          ------   -------  -------   -------   -------    -------  -------   -------
Income (loss) before
 extraordinary item and
 income taxes...........    (765)   (1,457)    (458)     (214)     (592)      (354)       9      (591)
Provision for income
 taxes..................      35        --       --        --         1         63       41        45
                          ------   -------  -------   -------   -------    -------  -------   -------
Net loss................  $ (800)  $(1,457) $  (458)  $  (214)  $  (593)   $  (417) $   (32)  $  (636)
                          ======   =======  =======   =======   =======    =======  =======   =======

--------

(1) Includes $551,000 of expenses related to the Crandell Acquisition.

  The following table sets forth certain revenue and expense items as a percentage of total revenues for each of the Company's last eight quarters.

                                                      QUARTERS ENDED
                         ------------------------------------------------------------------------------
                         JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                           1995      1995      1995      1996      1996      1996      1996      1997
                         --------  --------- --------  --------  --------  --------- --------  --------
Revenues:
 Product................   94.0%      87.1%    82.9%     80.7%     86.7%      77.9%    74.9%     81.5%
 Development fees.......     --        8.5      5.9       4.9       5.7        9.3     16.4      14.2
 Software and technology
  license fees..........    6.0        4.4     11.2      14.4       7.6       12.7      8.7       4.3
                          -----      -----    -----     -----     -----      -----    -----     -----
  Total revenues........  100.0      100.0    100.0     100.0     100.0      100.0    100.0     100.0
Costs and expenses:
 Cost of product
  revenues..............   90.9      115.0     76.5      70.1      77.7       62.6     60.0      57.1
 Research and
  development...........   19.3        9.9      7.6       7.0       9.2       16.3     14.0      28.3(1)
 Selling and marketing..   21.6       21.0     19.9      20.5      24.4       22.7     18.7      18.6
 General and
  administrative........    7.9        4.8      5.8       5.2       4.8        7.2      7.0       6.8
                          -----      -----    -----     -----     -----      -----    -----     -----
  Total costs and
   expenses.............  139.8      150.7    109.8     102.8     116.0      108.8     99.7     110.8
                          -----      -----    -----     -----     -----      -----    -----     -----
Income (loss) from
 operations.............  (39.8)     (50.7)    (9.8)     (2.8)    (16.0)      (8.8)     0.3     (10.8)
Interest and other
 income (expense).......   (2.8)      (2.5)    (1.9)     (1.7)      0.4        0.1     (0.1)     (0.5)
                          -----      -----    -----     -----     -----      -----    -----     -----
Income (loss) before
 extraordinary item and
 income taxes...........  (42.6)     (53.2)   (11.7)     (4.5)    (15.6)      (8.7)     0.2     (11.3)
Provision for income
 taxes..................    1.9         --       --        --        --        1.5      0.8       0.9
                          -----      -----    -----     -----     -----      -----    -----     -----
Net loss................  (44.5)%    (53.2)%  (11.7)%    (4.5)%   (15.6)%    (10.2)%   (0.6)%   (12.2)%
                          =====      =====    =====     =====     =====      =====    =====     =====

--------

(1) Includes 10.6% of total revenues from expenses related to the Crandell Acquisition.

  Product revenues increased each quarter during the fiscal year ended March 31, 1996, resulting mainly from the introduction of the JetFax M5 in the first quarter and the steadily increasing unit shipments as the year progressed. Product revenues decreased during the quarters ended March 31, 1996 and June 30, 1996, due primarily to the decline in unit shipments and sales price of the JetFax 4, which had substantial pricing competition in the market; and to a lesser extent to a decline in international unit shipments of the JetFax M5 and the resulting lower overall JetFax M5 average selling price. Higher unit prices are normally achieved in international markets. Product revenues increased in the quarter ended December 31, 1996 from the prior two quarters, due mainly to an increase in domestic JetFax M5 unit shipments resulting from increased numbers of large dealers selling the Company's branded products in the business equipment dealer marketing channel.

  Development fees increased in the quarters ended September 30, 1996 and December 31, 1996 due to initiation of major development programs for several OEM customers.

  Cost of product revenues increased in the quarter ended September 30, 1995. The product gross margin was adversely affected by reserves of $760,000 taken in the quarter ended September 30, 1995 for the write down of certain inventory to net realizable value and to record estimated losses on purchase commitments related to the pricing decline on the JetFax 4. The Company had a fixed price order from Xerox for JetFax 4 units, but the price at which the units could be sold in the market had declined substantially due to competition from other manufacturers' new product introductions. A settlement of the purchase commitment with Xerox was negotiated in the quarter ended September 30, 1996, which resulted in a reduction of the inventory reserve and a credit to cost of product revenues of $280,000.

  Excluding the impact of these reserves, the product gross margin was negative 0.2% for the quarter ended September 30, 1995 compared to 7.2% for the fiscal year ended March 31, 1996. Excluding the impact of the $280,000 credit to cost of product revenues in the quarter ended September 30, 1996, product gross margin improved from 10.4% for the quarter ended June 30, 1996, to 10.8% for the quarter ended September 30, 1996, to 19.9% for the quarter ended December 31, 1996.

  Research and development expenses increased in the quarters ended September 30, 1996 and December 31, 1996 primarily due to software development personnel added with the Crandell Acquisition in July 1996. The increase in research and development expenses was also due to increased compensation expenses related to the continuing employment of the founders of the Crandell Group. These compensation expenses were based on a percentage of ongoing desktop software sales and will be paid in full and terminate upon the closing of the Offering. Additionally, quick turnaround prototype expenses for ASICs and printed circuit board manufacture related to the Company's third generation controller for laser MFPs contributed to higher expenses in the quarter ended September 30, 1996.

  General and administrative expenses decreased in the quarter ended June 30, 1996 from the quarter ended March 31, 1996 due to lower headcount. Expenses in the September 30, 1996 and December 31, 1996 quarters increased due to higher headcount, legal and consulting expenses and bank fees.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations to date principally through private placements of debt and equity securities, proceeds from borrowings under a bank line of credit and debt associated with the Crandell Acquisition. The total amount of equity raised through March 31, 1997 in the form of Common Stock and Series A through F Convertible Preferred Stock was $13.5 million. Additionally, $2.8 million of Series P Redeemable Preferred Stock was outstanding on March 31, 1997. See Notes 9 and 10 of Notes to Financial Statements. The Series A through F Convertible Preferred Stock will convert into Common Stock upon the closing of the Offering. The holder of the Series P Redeemable Preferred Stock has elected to have the stock and accrued dividends redeemed at the closing of the Offering.

  At March 31, 1997, $1.5 million of debt was outstanding, which consisted of $1.0 million under a bank line of credit, a $244,000 equipment term loan and a $250,000 note payable related to the Crandell Acquisition. At March 31, 1997, the Company had $452,000 available under its bank credit facility. See Note 7 of Notes to Financial Statements. This lending facility is collateralized by substantially all of the Company's assets. The maximum amount available under the line of credit is the lesser of $1.5 million or 75% of the Company's eligible outstanding accounts receivable. The revolving line of credit terminates in August 1997 and is subject to renegotiation at that time. The Company also has $244,000 outstanding under an equipment loan due in monthly installments through February 2000. The interest rate on the line of credit is the bank's prime rate (8.5% as of March 31, 1997) plus 1.0%; the interest rate on the equipment term loan is the bank's prime rate plus 1.5%. The line of credit and equipment term loan contain certain covenants which, among other things, require the Company to maintain tangible net worth (as defined) of $2.5 million, quarterly net income, a quick ratio of 0.8 to 1.0, a maximum debt to net worth ratio (as defined) of 2.0 to 1.0 (1.5 to 1.0 after December 31, 1996) and certain minimum liquidity and debt service coverage. In addition, the agreement prohibits the payment of cash dividends. In March 1997, the Company received a waiver of the quarterly net income and certain other covenants in its bank line of credit through June 30, 1997. The $250,000 note payable to the Crandell Group is subordinated to the bank loan, is non-interest bearing and matures July 31, 1997. See Notes 3 and 7 of Notes to Financial Statements. The note to the Crandell Group is to be repaid in full upon the closing of the Offering. See "Use of Proceeds."

  Cash and cash equivalents decreased from $106,000 at December 31, 1996 to $16,000 at March 31, 1997. Inventories increased $902,000 from $2.3 million at December 31, 1996 to $3.2 million at March 31, 1997, due primarily to: (i) stocking higher levels of consumables for the JetFax 4 and consumables and product upgrades for the JetFax M5 to better match demand particularly as the installed base of the JetFax M5 has grown, and (ii) increased parts inventory to support projected higher sales levels. Accounts receivable increased $764,000 from $2.4 million at December 31, 1996 to $3.2 million at March 31, 1997 principally due to the increase in product sales and higher receivables related to development contracts. Net property and other assets increased by $271,000 from $1.2 million at December 31, 1996 to $1.5 million at March 31, 1997, resulting primarily from a $243,000 increase in deferred costs related to this Offering. Accounts payable increased from $1.9 million at December 31, 1996 to $3.0 million at March 31, 1997 related to the higher inventory levels and deferred costs related to this Offering. During the quarter ended March 31, 1997, the Company borrowed $794,000 net against its bank line of credit to cover working capital needs.

  Cash and cash equivalents decreased from $3.5 million at March 31, 1996 to $106,000 at December 31, 1996, due primarily to cash used in operations, which included a $2.9 million reduction in accounts payable and accrued liabilities. Accounts receivable increased by $515,000 from $1.9 million at March 31, 1996 to $2.4 million at December 31, 1996, mainly as a result of the higher revenue levels. Inventories declined $1.0 million from $3.4 million at March 31, 1996 to $2.3 million at December 31, 1996, primarily attributable to more effective inventory management. Net property and other assets increased by $1.0 million from $199,000 at March 31, 1996 to $1.2 million at December 31, 1996, due primarily to the software technology acquired in connection with the Crandell Acquisition, the software and computers purchased for the integrated manufacturing and accounting system, and material handling equipment. During the nine months ended December 31, 1996, the Company borrowed $450,000 against its bank line of credit to cover cash requirements.

  Cash and cash equivalents increased from $122,000 at March 31, 1995 to $3.5 million at March 31, 1996, due principally to the issuance of Series F Convertible Preferred Stock in March 1996. Accounts payable and accrued liabilities increased by $2.6 million from $3.0 million at March 31, 1995 to $5.6 million at March 31, 1996, resulting mainly from an extension of payments. Accounts receivable increased by $467,000 from $1.5 million at March 31, 1995 to $1.9 million at March 31, 1996, primarily due to the higher revenue levels. Inventories increased $1.9 million from $1.5 million at March 31, 1995 to $3.4 million at March 31, 1996, as the Company prepared for forecasted increases in product shipment levels. Net property and other assets were relatively unchanged at March 31, 1995 as compared to March 31, 1996.

  The Company currently believes that the net proceeds of the Offering, together with available borrowings under its line of credit and funds from current and anticipated operations, will be sufficient to meet the Company's working capital and capital expenditure requirements for at least the next 18 months. If the Company acquires one or more businesses or products, the Company's capital requirements could increase substantially. In the event of such an acquisition or should any unanticipated circumstances arise which significantly increase the Company's capital requirements, there can be no assurance that necessary additional capital will be available on terms acceptable to the Company, if at all.

                                   BUSINESS

OVERVIEW

  JetFax, Inc. is a leading developer and provider of integrated embedded system technology, branded products and desktop software solutions for the multifunction product ("MFP") market, which consists of electronic office devices that combine print, fax, copy and scan capabilities in a single unit. The Company focuses on two distinct segments of the MFP market, the small office/home office ("SOHO") segment and the corporate segment.

  The Company's embedded system technology is made up of proprietary ASICs, software and firmware that reside on a modular controller circuit board (an "embedded system"). This technology provides the intelligence of a MFP and coordinates, controls and optimizes a MFP's printing, faxing, copying and scanning operations. JetFax licenses and manufactures its embedded system and desktop software for a range of MFP solutions sold under the JetFax brand name and the brand names of its OEM customers. The Company believes its embedded systems technology and desktop software enable OEMs to offer more competitive products with improved price/performance, shortened development cycles and reduced development and product costs. The Company currently licenses its embedded system technology or software to 25 licensees worldwide, including Hewlett-Packard, Oki Data, Samsung, Xerox and Intel.

  Since its inception in 1988, the majority of the Company's revenues have been generated from sales of JetFax branded products and consumables, including the JetFax M5, the Company's current branded product. The Company believes that it offers the most advanced and innovative MFP solutions currently available in its product class. For example, the JetFax M5 was the first MFP to support two telephone lines for simultaneous receiving and sending of faxes, and the Company was one of the first to market a MFP with a high speed 33.6 Kbps modem.

  The Company believes its JetSuite software will define a new category of all-in-one software for MFPs that will replace the piecemeal software components historically bundled by MFP vendors. As a result, corporate and SOHO workers can increase productivity and realize substantial time and cost savings relative to traditional office protocols and equipment usage. The Company's JetSuite desktop software can be sold on a stand-alone basis or bundled with the JetFax embedded system to provide a complete, integrated hardware and software solution. The Company plans to release JetSuite with several OEM products in the third quarter of 1997. The Company also offers JetPCL software, which provides high quality conversion of documents encoded in Hewlett-Packard's Printer Control Language ("PCL"), the industry standard.

INDUSTRY BACKGROUND

  Within the overall electronic office devices market, which includes printers, faxes, copiers and scanners, the market for MFPs is rapidly growing. The two fastest growing segments of the MFP market are the SOHO and corporate segments based on unit sales. According to CAP Ventures, Inc., the total United States market for MFPs is expected to increase from approximately $1.9 billion in 1996 to $7.6 billion in 2000, an annual compound growth rate of more than 40%. The advent of MFPs has eroded the boundaries between the previously distinct printer, fax, copier and scanner markets, allowing MFPs to have particular success as a value-added substitute in the fax market. MFPs are also recognized as an attractive alternative to single-function printers because of the MFP's ability to manage and process information in both paper and electronic formats. CAP Ventures, Inc. anticipates that 50% of the United States fax market and 23% of the United States printer market will consist of MFPs by the year 2000, with annual unit sales in the United States growing from 1.3 million MFPs in 1996 to more than 5.9 million MFPs in 2000.

  Because the SOHO end user is price sensitive and space limited, MFPs which provide printing, plain paper and PC faxing, copying and scanning in one unit for under $1,000 represent an efficient and affordable solution. In 1996, there were $683 million in MFP sales into the SOHO market and in 2000, CAP Ventures, Inc. expects there to be more than $2.3 billion in MFP sales into the SOHO market, a compound annual growth rate of more than 35%.

  The corporate segment of the MFP market is evolving to meet information processing and management demands that exceed the capabilities of traditional electronic office devices. Historically, corporate end users have purchased single-function fax machines as a cost-effective solution to their real-time document communications needs. Today, MFPs are replacing stand-alone fax machines by offering convenient access to printing, copying and scanning capabilities without compromising the traditional corporate fax functionality. CAP Ventures, Inc. forecasts that sales of MFPs into the United States corporate market segment will grow from $294 million in 1996 to $1.2 billion in 2000, a compound annual growth rate of 42%. Typical MFPs sold in the corporate market sell for between $1,000 and $4,000 and are based on laser/LED, rather than ink jet, printing engines, feature higher scanning and transmission speeds and increased memory and paper capacities.

  The Company believes that the increased demand for MFPs and related desktop software is due to a number of favorable industry trends, including the following:

  Rapid, Widespread Growth of Paper and Electronic Information. The demand for technology that addresses the needs for real-time processing, managing and transmitting paper and electronic information is growing. As fax, e-mail and the Internet become increasingly ubiquitous, electronic distribution of documents is being recognized as a more efficient alternative than physical distribution by mail or courier. Today's office workers benefit from the ability to directly send, receive, print and scan documents at their PC. Traditionally, this multitasking capability required purchasing, placing and servicing separate single-function office products.

  Increased Outsourcing by OEMs. The increasing rates of technological change and product obsolescence continue to shorten the manufacturing, time-to-market and product life cycles in today's MFP market. OEMs are under constant pressure to develop new MFPs with enhanced functionality at the lowest possible cost, resulting in increased complexity and development challenges. Developing and manufacturing such increasingly complex MFPs requires advanced, proven technology and broad research and development expertise. Unlike the development of single function office products, MFP development requires knowledge of printer, fax, copier and scanner technologies. Most single function device manufacturers do not have expertise in all of the required areas. Consequently, many OEMs opt to outsource their MFP design and software, assembly of controller boards and product manufacturing to reduce costs and time-to-market.

  Demand for MFP Software. The architecture and software used by MFPs represent a major departure from those used by stand-alone devices. MFPs typically are shipped with a number of software packages intended for single function use, requiring a customer to install and learn three or four different interfaces to fully utilize their MFP. Today, the principal vendors of MFPs bundle software packages which neither integrate nor easily exploit all of the capabilities of the MFP. Most of the bundled software packages are minor modifications of existing PC fax or scanner applications. In order to fully utilize all of the capabilities of a MFP, users need fully integrated desktop software.

  Proliferation of SOHO Business Environment. Corporate restructuring and downsizing and advances in telecommunication technologies have resulted in the rapid growth of the number of SOHO offices. SOHO workers have essentially the same quality and functional needs as workers in large corporate offices, but lack the space and financial resources required for separate single-function machines. MFPs offer print, fax, copy and scan functions in a single unit for significantly less cost than would otherwise be incurred by purchasing each of these products separately.

  Increased Use of the Internet for Document Transmissions. As the number of e-mail and Internet users increases, the use of the Internet for transmitting and routing scanned documents has become very compelling. By using a MFP to input documents to be routed over the Internet, the costs of transmitting documents can be greatly reduced or eliminated and documents can be sent with greater resolution and clarity than with typical fax transmissions. In addition, documents sent directly to an individual's e-mail address as a file attachment can be viewed, printed or deleted at their PC, thereby providing improved confidentiality.

  Increased Use of Consumables. By supporting multiple output functions including PC printing, copying and receipt of plain paper faxes, MFPs may consume a greater level of toner or ink cartridges than single function products such as printers or copiers. For a typical corporate MFP, the cost of the consumables may match or exceed the cost of the actual MFP during the first several years of the product's life. Typically, these consumables generate higher margins than those of the products themselves.

THE JETFAX SOLUTION

  JetFax's comprehensive solution is to offer to the SOHO and corporate markets its proven embedded system technology, high quality branded MFPs and advanced desktop software. JetFax's embedded system solutions for MFPs consist of proprietary ASICs, software and firmware that reside on a controller circuit board and represent the Company's core MFP technology. The MFP embedded system is essentially the intelligence of the MFP, processing and managing the print, fax, copy and scan functions of a MFP. The Company's third generation embedded system technology is designed to enable OEMs to offer more competitive products with improved price/performance, shorter development cycles and reduced development and product costs. JetFax believes that its embedded system technology allows an OEM to refresh or broaden its product lines more quickly than it could through internal development of products.

  JetFax manufactures and markets MFPs for resale under the JetFax brand name. In addition, the Company has in the past manufactured products for its OEMs. The products manufactured by the Company are targeted at the corporate MFP market and have more advanced features than those found on typical SOHO MFPs. These corporate features include higher scanning and transmission speeds, increased memory and paper capacities, and improved reliability and performance at greater usage levels. Through its branded products, the Company believes that it is able to more quickly bring advanced and innovative MFP features to market. For example, the JetFax M5 was the first MFP in its product class to support two telephone lines for simultaneous receiving and sending of faxes, and was one of the first to market a MFP with a high speed
33.6 Kbps modem. By integrating and testing products incorporating these features, JetFax believes that it is able to reduce time-to-market for its branded MFPs as well as those of its OEMs. JetFax also sells consumables for its branded products that the Company believes will represent increasing amounts of total product revenues as its installed base of MFPs grows.

  The Company's primary software product, JetSuite, which is expected to be released with several OEM products in the third quarter of 1997, provides a fully integrated software application for a MFP. JetSuite operates with JetFax's embedded system designs, as well as with those of its OEMs, to provide an end user with access to all of the MFP's capabilities. JetSuite integrates printing, PC faxing, scanning, document management and device configuration into one package, eliminating the need to install and learn multiple applications. JetSuite's foundation in portable document technology allows the user to move easily between the hard copy world of printers and faxes and the electronic world of e-mail and the Internet. By storing and viewing all documents in JetSuite's portable document format, pages which are either scanned at the MFP, created from any Windows application, or copied from the Internet can be easily e-mailed and viewed by anyone using Microsoft Windows 3.1 or Windows 95. As a single source of JetSuite software and JetFax embedded system technology, JetFax believes it simplifies and accelerates an OEM's ability to introduce MFPs into the market.

JETFAX STRATEGY

  The Company's objective is to become a leading, single source for multifunction products and solutions providing proven embedded system technology, high quality branded products and advanced desktop software. The key elements of the JetFax strategy include:

  Offer Compelling MFP Solutions to OEMs. The Company plans to continue leveraging its embedded system and software technologies by offering OEMs compelling MFP solutions which reduce the OEM's time-to-market and development and product costs. The Company licenses its embedded system technology and software to OEMs for use in their MFPs which are sold into the SOHO and corporate markets. The Company also offers a variety of product options, ranging from assembled circuit boards to fully integrated products. The Company is allocating substantial resources to the continued development of innovative technologies which address the SOHO and corporate market requirements for future MFP solutions.

  Expand Sales of JetFax Branded MFP and Related Consumables. The Company seeks to increase the sales of its branded MFPs and consumables in the corporate market through growth of its distribution channel and its relationships with key dealers and major accounts. In the United States and Canada, the Company distributes JetFax branded products, options and consumables through IKON and office equipment dealers primarily associated with Business Technology Association, formerly known as NOMDA, the largest national association of office machine dealers focused on the sale of fax machines and copiers ("BTA"). The Company intends to increase its penetration of both the IKON and BTA dealer channels. The Company also intends to leverage its dealer network and installed base of JetFax branded MFPs to increase sales of consumables, thereby generating recurring revenues.

  Establish JetSuite as the Leading MFP Desktop Software Application. JetFax plans to establish its JetSuite software as the leading MFP desktop software and anticipates releasing JetSuite with several OEM products in the third quarter of 1997. JetSuite is designed to provide an end user with access to all of the capabilities of a MFP from a single, integrated Microsoft Windows application. This level of integration will enable OEMs to support a single software package rather than the multiple, discrete applications utilized with most MFPs today. The Company plans to license JetSuite software to a number of OEMs. For example, the Company entered into license agreements for JetSuite with Hewlett-Packard effective in January 1997 and Oki Data in September 1996. The Company intends to maintain use of the Company's JetSuite trademark with OEM products in order to gain further name recognition for both the Company and its products. The Company also plans to offer upgrades and add-on software products to end users who have purchased MFPs bundled with JetSuite software. JetFax intends to build on JetSuite's foundation in portable document technology to take advantage of a variety of document delivery systems including the Internet.

  Leverage International Relationships and Experience. Most foreign countries require independent testing of each new MFP for compliance with telecommunications and safety laws, which can take several months. The Company has successfully taken products through international regulatory approval processes in over 35 countries. JetFax believes that its international experience and focus provide a competitive advantage and international markets represent a source of potential growth. The Company plans to build on its long history of international relationships, including those with a number of dealers, distributors and telecom regulatory authorities, to market its products abroad and obtain international regulatory approvals on new products. By being able to offer its OEMs proven worldwide solutions and regulatory experience, the Company believes it will enable its OEMs to achieve broader international distribution in a shorter amount of time.

PRODUCTS

  JetFax offers the following products and solutions to its OEMs and other customers:

  JetFax Branded Products and Related Consumables. JetFax develops, manufactures and markets a high quality MFP under the JetFax brand name. For this branded solution, JetFax procures an integrated printing and scanning engine and integrates its embedded system technology with the engine at its facility.

  The Company's current branded MFP is the JetFax M5, which the Company began shipping commercially in June 1995. The JetFax M5 offers the functionality of a high-volume, full-featured plain paper fax machine in addition to its multifunction print, copy and scan capabilities. The JetFax M5 is based on a LED printer engine, which uses the same drum and toner print technology as a laser printer ("laser/LED"). A range of upgrades is made available by the Company to expand the capabilities of the JetFax M5, including a two-line upgrade which allows simultaneous receiving and sending of faxes and a high-speed modem upgrade for single-line models which allows the modem speed to be increased from 14.4 Kbps to 33.6 Kbps, thereby reducing the transmission time of a typical fax. List prices of the JetFax M5 range from approximately $3,000 to more than $4,000 depending on the options included.

  The following table lists the principal branded products developed, marketed and shipped by the Company since 1989:

--------------------------------------------------------------------------------
  PRODUCT NAME   PRODUCT CATEGORY   DATES SHIPPED            AWARD(S) WON
--------------------------------------------------------------------------------
 JetFax M5      High-volume         1995-present  .  "Pick of the Year" in 1996
                laser/LED MFP                        by Buyer's Laboratory
                                                  .  "Editor's Choice 96
                                                     Premium Laser Fax"
                                                     by Better Buys for Business
                                                  .  "Win 100" for top computer
                                                     hardware by   Windows
                                                     Magazine in 1996
                                                  .  "Sehr gut" award by Facts
                                                     magazine in 1996
--------------------------------------------------------------------------------
 JetFax 4       Inkjet                1995-1996   .  "Sehr gut" award by Facts
                multifunction                         magazine in 1996
                fax machine
--------------------------------------------------------------------------------
 JetFax 8000-D  High-volume laser     1992-1995   .  "Pick of the Year" by
                fax machine                          Buyer's Laboratory in 1993
                                                  .  "Award of Merit" by BYTE
                                                      magazine in 1992
--------------------------------------------------------------------------------
 JetFax II      Printer add-on with   1991-1994   .  "Best Fax Server" by
                LAN fax server                        LAN magazine in 1991
                capability
--------------------------------------------------------------------------------
 JetFax         Laser printer add-    1989-1991   .  "Best of Show" Comdex by
                on for plain                         PC Week magazine in 1988
                paper fax
--------------------------------------------------------------------------------

  The Company also sells consumables for its products, including toner cartridges, imaging drums and inkjet cartridges. These consumables, which need to be purchased periodically by customers over the life of the product, are typically procured by the Company from the manufacturer of the printing engine and are labeled with the JetFax brand name. Certain consumables not procured from the Company or its suppliers are not easily used with JetFax products or do not provide optimal functionality. Revenues from sales of consumables represented 16% and 18% of the Company's total revenues in the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The Company believes that such revenues will increase as the installed base of JetFax branded MFPs grows.

  Embedded System Technology. JetFax develops and licenses its embedded system technology for manufacture and integration by its OEM customers into their MFPs. This technology includes a complete embedded system design, modified to meet the OEMs' specifications and requirements. Such hardware and software modifications are performed by JetFax and typically include changes to the printer and scanner interfaces and to the control panel and user interface. The Company generally receives development fees in return for such modifications, in addition to prepaid and per unit royalties for the license. The Company's embedded system technology has been customized and licensed for use in the Minoltafax 1000, the Xerox 3006, the Xerox WorkCenter 250 and the dex 855 manufactured by Samsung, and it is being customized for use by Hewlett-Packard.

  The Company offers completely assembled embedded system circuit boards to its OEMs as well as systems integration services. An OEM can choose to procure the embedded system boards directly from JetFax for integration at the OEM's facility or the OEM can ship its printing/scanning engine to JetFax for final assembly and testing. The Company believes its ability to offer a variety of manufacturing and systems integration capabilities provides OEMs with a means to reduce development costs and time-to-market.

  JetSuite Software. The Company believes its JetSuite software will define a new category of all-in-one software for MFPs that will replace the piecemeal software components historically bundled by MFP vendors.

Versions of JetSuite for Microsoft Windows 3.1 and Microsoft Windows 95 are scheduled for commercial release with several OEM products in the third quarter of 1997. A version for Microsoft Windows NT is under development. JetSuite software is designed to provide a comprehensive software solution for users of MFPs. JetSuite is installed on a user's PC and combines low-level device drivers for printing, faxing, copying and scanning with a visual "desktop" application that allows a user to organize, convert and manage documents created or received using a MFP. In addition to basic MFP device support and its desktop manager, JetSuite will provide other advanced capabilities. Using JetSuite, a user will be able to create a self-viewing, portable version of any document, whether "printed" electronically, captured from an Internet Web page, scanned or faxed. Such a portable document can then be e-mailed and viewed without requiring the recipient to have a specific software application or viewer installed on their system. All of the document's original formatting, layout, colors and look are maintained in a portable JetSuite document. As a document communication tool, JetSuite will fully support both fax-based and e-mail-based document transmission. JetSuite will also provide links to popular third party software applications, such as word processors and graphics programs, allowing users to move documents in and out of the JetSuite desktop easily.

  The Company offers JetSuite to OEMs for use with the OEMs' embedded system or bundled with JetFax's embedded system technology. The Company also intends to include JetSuite with JetFax branded MFPs. The Company will offer JetSuite to OEM customers and end users in both standard and more full featured "pro" versions. The Company also intends to develop JetSuite add-on software products offering additional or advanced document management capabilities such as advanced optical character recognition ("OCR") and enhanced search and retrieval tools. JetFax believes that both the "pro" version and any add-on products could be promoted to any base of standard JetSuite users as upgrades, and that the "pro" version could also be promoted directly to end users of existing MFPs that do not include JetSuite.

  JetPCL. Hewlett-Packard's Printer Control Language ("PCL") is the industry standard method of delivering commands from a PC software package to a printer. The Company's JetPCL software is a PCL-emulator that provides high-quality conversion of documents encoded in PCL into various image formats, including fax. JetPCL is currently a leading PCL conversion package for suppliers of standalone fax and network fax server products and the Company has licensed JetPCL to more than 25 OEM customers. JetPCL also supports host-based conversion of PCL for print devices, allowing lower cost printers to support legacy DOS applications that generate PCL output. JetPCL is included in the Company's JetSuite software, providing PCL capability for DOS-based printing on MFPs. JetPCL supports PCL versions 4, 5 and 5E and is available on the following platforms: DOS, DOS Extender, OS/2, NetWare NLM, Microsoft Windows 3.1, Microsoft Windows 95, Microsoft Windows NT and major UNIX platforms.

TECHNOLOGY

  Embedded System Technology. JetFax's third generation embedded system technology is based on the Company's application specific integrated circuit ("ASIC") semiconductor designs integrated with a Motorola 680X0 microprocessor. The specialized ASICs perform most of the heavy computational tasks, allowing the single 680X0 microprocessor to drive the embedded system and service all of the functions--printing, faxing, copying and scanning-- required by a MFP. The ASICs perform a variety of imaging functions and provide high-speed data paths for large image data files that are quickly moving through the various processes in the system. The ASIC imaging functions include error diffusion scanning, edge enhancement, background compensation, scaling and print smoothing. A high-speed image bus and numerous direct memory access (DMA) channels are also provided by the ASICs to optimize system performance and provide easy access to a specialized compression/decompression imaging processor. The Company believes it has developed an economical hardware design with enough modularity built in to support a range of products and speeds, including such features as high speed 33.6 Kbps modems, quick scanning of under three seconds per page and extensive battery-protected memory.

  The firmware in JetFax's embedded system is centered on the Company's task-swapping, real-time operating system. The operating system rotates among the various functions such as printing, faxing, copying or scanning, allocating enough processing time for each task to prevent any significant performance deterioration when swapping among other tasks. The majority of firmware in the Company's embedded system, including the operating system, is written in assembly code, which the Company believes provides greater efficiency and maximum use of available processing power. The Company constantly evaluates the level of assembly coding used in its systems and incorporates higher-level languages in those areas where the use of such languages may result in greater efficiencies.

  Software Technology. The foundation of JetSuite, the Company's primary software product, is its portable document technology which replicates documents for storage, transmission and viewing. JetSuite portable documents use a highly compressed print-imaging format containing a combination of text, fonts, color, graphic elements (such as lines and circles) and bitmaps. This portable document technology allows a single document data base to handle both hard copy images from scanned or faxed documents and electronically created documents. JetSuite portable documents (.JSD files) can easily be shared with others by using a freely distributable compact version of the JetSuite viewer that combines with a .JSD file to create a self-viewing document. Self-viewing documents can be transmitted to other PC users through standard e-mail without requiring the recipient to have a particular viewer or software application. JetSuite integrates with leading e-mail applications to allow users to e-mail any document displayed on the desktop by dragging and dropping the document to the installed e-mail application icon.

  JetSuite also provides a range of imaging functionality for fast viewing, zooming and panning, as well as document markup and cleanup functionality. The JetSuite scan function includes support of the industry standard TWAIN interface, allowing users to scan documents directly to other scanning applications. In its fax application, JetSuite includes full functionality for both sending and receiving faxes, a phone book for managing names, addresses, phone numbers and fax groups and an inbox and outbox for managing faxes. JetSuite also includes integrated third party OCR technology, which allows users to convert scanned text documents to editable text files in a variety of different word processor and spreadsheet formats.

CUSTOMERS

  The Company's customers include office equipment dealers and distributors who resell the Company's branded MFPs, options and consumables as well as OEMs that license the Company's embedded system technology and software and manufacture and distribute MFPs.

  JetFax Branded Products. In the United States and Canada, the Company distributes JetFax branded products, options and consumables through office equipment dealers, primarily through IKON and dealers associated with BTA. In the fiscal year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, revenues recorded by the Company from dealers associated with IKON represented 13%, 21% and 25%, respectively, of the Company's total revenues. The Company also distributes its products through regional distributors. As of March 31, 1997, the Company had approximately 200 dealer sales locations in the United States and Canada. The Company sells its branded products internationally through office equipment dealers. Sales to Messerli, one of the Company's office equipment dealers located in Switzerland, accounted for 11%, 10% and 4% of the Company's total revenues in the fiscal year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively.

  OEM Relationships and JetSuite Software. The Company receives license fees and development fees for the Company's embedded system technology and desktop software from a number of manufacturers of MFPs. JetFax currently licenses embedded system technology or desktop software to 25 companies and has OEM relationships with Hewlett-Packard, Oki Data, Samsung, Xerox and Intel.

  Hewlett-Packard Company. Effective in January 1997, the Company entered into a development and license agreement with Hewlett-Packard for the inclusion of the JetFax embedded system technology and JetSuite software in a Hewlett-Packard product which is currently under development.

  Oki Data Corporation. In September 1996, the Company entered into a license agreement with Oki Data for the inclusion of JetSuite software with a number of Oki Data MFPs which are currently under development.

  Samsung Electronics Corporation. In June 1995, the Company entered into a development agreement with Samsung for the use of the Company's third generation embedded system technology in a new laser multifunction product. This product which will originally be marketed by Danka Corporation in the United States, was announced in February 1997 as the dex 855.

  Xerox Corporation. JetFax began developing MFPs for Xerox in 1993, resulting in the launch of the Xerox 3006 in November 1994 as the industry's first inkjet 4-in-1 (print, fax, copy and scan) multifunction product. The Company designed the complete mechanical enclosure of the Xerox 3006 in addition to licensing the embedded system technology and software drivers for Xerox's manufacture. The Xerox 3006 was launched in more than 30 countries and continues to be sold through both Xerox direct sales forces and dealers in both Europe and the United States. Subsequent to this development, JetFax delivered a modified version of its embedded system technology to Xerox for use in the Xerox WorkCenter 250, a retail MFP launched in October 1995 targeted at the SOHO market. The WorkCenter 250 received numerous industry awards, including PC Magazine's "Best of 1995," Imaging Magazine's "Product of the Year" for 1995, Home PC magazine's "Editor's Choice" in April 1996 and Windows Magazine's "Win 100" Best Product in 1996.

  Intel Corporation. The Company licenses its portable document software technologies to Intel Corporation. Pursuant to the license agreement entered into in 1994, Intel utilizes the Company's portable document technology in Intel's Proshare video-conferencing system. This technology enables video-conference users to capture and share documents on the screen during a video conference call.

  For a discussion of certain risks relating to the Company's reliance on its OEMs, dealers and distributors, see "Risk Factors--Dependence on Dealers and Distributors" and "--Dependence on OEMs."

SALES AND MARKETING

  The Company markets and sells its products worldwide to OEMs, dealers and distributors. The Company maintains separate sales forces for its branded products and OEM/licensing businesses, and its marketing department supports all aspects of the Company's worldwide business. As of May 1, 1997, the sales and marketing department (including order entry, technology support and customer service personnel) consisted of 27 employees and contractors.

  OEM Relationships. The Company licenses its embedded system technology, JetSuite software and JetPCL software to OEMs. The Company continues to enhance its relationships with existing OEMs and seeks to obtain new OEM customers through dedicated account management and marketing programs. The Company works closely with OEM accounts to define product requirements, create development plans and manage development programs. The marketing group promotes JetFax as a leading provider to OEMs of MFP solutions through a combination of public relations and press coverage, exhibits and presentations at trade shows, product brochures and other marketing promotions.

  JetFax Branded Products. The Company's branded products are primarily sold in the United States through office equipment dealers. The Company's sales force provides dealer training programs, sales incentive programs which include cash incentives, group trips, volume discounts and market development funds. Marketing activities to promote JetFax branded products include direct mail, print advertising and an ongoing public relations program.

  JetSuite Software. The Company anticipates releasing JetSuite with several OEM products in the second quarter of 1997, and the Company's software marketing strategy is to license JetSuite software for bundling with multiple OEM products. In addition, the Company intends to promote JetSuite upgrades and add-on software products in a number of ways, including in-box flyers, software installation and reminder screens, mailings to registered users, website advertisements and co-promotions with OEMs.

  The Company's international sales efforts are focused on Western Europe, Australia and New Zealand. The Company's branded products are sold internationally through office equipment distributors in Australia, Canada, Germany, the Netherlands, New Zealand, Scandinavia, Switzerland and the United Kingdom. The Company also sells directly to office equipment dealers in Germany and the United Kingdom. The Company has sales, service or support personnel located in Germany, the Netherlands, Ireland and the United Kingdom. International marketing efforts are focused on providing country specific marketing materials, sales incentive programs for dealers and participation in trade shows.

RESEARCH AND DEVELOPMENT

  JetFax's principal research and development activities are located at the Company's headquarters in Menlo Park, California and at its software applications division located in Santa Barbara, California. As of May 1, 1997, the Company's research and development department consisted of 30 employees. The primary activities of these employees are new product development, enhancement of existing products, product testing and technical documentation.

  The Company's research and development efforts focus on ongoing development of both the Company's MFP embedded system technology and desktop software. The Company is in the process of developing future MFPs with both improved feature sets and reduced manufacturing costs. These improvements are expected to include increased printing speed, additional base memory, higher speed scanning, simpler PC connectivity and advanced compression algorithms that will decrease fax transmission cost while increasing memory storage. In the second half of 1997, the Company intends to begin commercial shipment of its new branded MFP, which will include JetSuite software. The Company believes that its branded product development efforts provide the Company with a competitive advantage for its embedded system technology and software by defining the needs for new products, guiding future enhancements and testing new implementations. By introducing advanced new features in the corporate market, the Company believes that it is able to maintain its technology lead while further refining such features before introducing them to its OEMs. See "Risk Factors--Risks Associated with Product Development and Introduction; Product Delays."

COMPETITION

  The market for MFPs and related technology and software is highly competitive and characterized by continuous pressure to enhance performance, to introduce new features and to accelerate the release of new products. The Company's branded products compete primarily with the dominant vendors in the fax market, all of whom have substantially greater resources than the Company and include, among others, Canon Inc., Panasonic, a division of Matsushita Electrical Industrial Co., Ltd., Pitney Bowes Inc., Ricoh Co. Ltd., Sharp Electronics Corporation and Xerox. The Company also competes on the basis of vendor name and recognition, technology and software expertise, product functionality, development time and price.

  The Company's technology, development services and software primarily compete with solutions developed internally by OEMs. Virtually all of the Company's OEMs have significant investments in their existing solutions and have the substantial resources necessary to enhance existing products and to develop future products. These OEMs have or may develop competing multifunction technologies and software which may be implemented into their products, thereby replacing the Company's proposed or current technologies, eliminating a need for the Company's services and products to these OEMs. The Company also competes with technologies, software and development services provided in the MFP market by other systems and software suppliers to OEMs. With respect to MFP embedded system technologies, the Company competes with, among others, Peerless Systems Corporation, Personal Computer Products, Inc. and Xionics Document Technologies, Inc. With respect to desktop software, the Company competes with, among others, Caere Corporation, Simplify Development Corporation, Smith Micro Software, Inc., Visioneer Inc., Wordcraft International and Xerox.

  As the MFP market continues to develop, the Company expects that competition and pricing pressures will increase from OEMs, existing competitors and other companies that may enter the Company's existing or future markets with similar or substitute products or technologies. Software solutions may also be introduced by competitors that are less costly or provide better performance or functionality. The Company anticipates increasing competition for its MFPs, technologies and software under development. Most of the Company's existing competitors, many of its potential competitors and all of the Company's OEMs have substantially greater financial, technical, marketing and sales resources than the Company. In the event that price competition increases, competitive pressures could cause the Company to reduce the price of its branded products, to reduce the amount of royalties received on new licenses and to reduce the fees for its development services in order to maintain existing business and generate additional product sales and license and development revenue, which could reduce profit margins and result in losses and a decrease in market share. No assurances can be given as to the ability of the Company to compete favorably with the internal development capabilities of its current and prospective OEM customers or with other third-party vendors, and the inability to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company's success is heavily dependent upon its proprietary technology. To protect its proprietary rights, the Company relies on a combination of copyright, trade secret and trademark laws and nondisclosure and other contractual restrictions. The Company has no patents or patent applications pending. As part of its confidentiality procedures, the Company generally enters into nondisclosure agreements with its employees, consultants, OEMs and strategic partners and limits access to and distribution of its designs, software and other proprietary information. Despite these efforts, the Company may be unable to effectively protect its proprietary rights and, in any event, enforcement of the Company's proprietary rights may be expensive. The Company's source code also is protected as a trade secret. However, the Company from time to time licenses portions of its source code and designs to OEMs and also places such source code and designs in escrow to be released to OEMs in certain circumstances, which subjects the Company to the risk of unauthorized use or misappropriation despite the contractual terms restricting disclosure. In addition, it may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use the Company's proprietary information. Further, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  As the number of patents, copyrights, trademarks and other intellectual property rights in the Company's industry increases, products based on the Company's technology increasingly may become the subject of infringement claims. The Company has in the past received communications from third parties asserting that the Company's trademarks or products infringe the proprietary rights of third parties or seeking indemnification against such infringement. The Company is generally required to agree to indemnify its OEMs from third party claims asserting such infringement. There can be no assurance that third parties will not assert infringement claims against the Company or its OEMs in the future. Any such claims, regardless of merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims, whether or not such litigation is determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from daily operations. In addition, the Company may lack sufficient resources to initiate a meritorious claim. In the event of an adverse ruling in any litigation regarding intellectual property, the Company may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing or substituted technology. The failure of the Company to develop, or license on acceptable terms, a substitute technology could have a material adverse affect on the Company's business, financial condition and results of operations.

MANUFACTURING AND OPERATIONS

  The Company manufactures its JetFax branded products for distribution to the corporate segment of the MFP market. The Company generally outsources materials from suppliers and performs final assembly and testing at its main facility in Menlo Park, California. As of May 1, 1997, the Company's manufacturing and operations department consisted of 24 employees. See "Risk Factors--Dependence on Single Manufacturing Facility; Risks Related to Potential Disruption."

  The JetFax M5 is the Company's current branded MFP. The major components of the JetFax M5 are the print engine, the scanner, the user interface and the multifunction embedded system technology and modem electronics, all of which are outsourced. The JetFax embedded system and modem assemblies are built to specification by an external printer circuit board assembler. Final product assembly at the Company's headquarters consists of integrating the components on a progressive assembly line. Each JetFax M5 is tested at the Company by an internal self test for a period of not less than 24 hours, followed by a series of functional and margin tests to help ensure reliable performance at the customer's site. The Company's final assembly and test facilities have recently been improved to allow for better material flow, process definition and production efficiency.

  The Company relies on various suppliers of components for its products. Many of these components are standard and generally available from multiple sources. However, there can be no assurance that alternative sources of such components will be available at acceptable prices or in a timely manner. Any shortage or interruption in the supply of any of the components used in the Company's products, or the inability of the Company to procure these components from alternate sources on acceptable terms, would have a material adverse effect on the Company's business and financial condition and results of operations. The Company generally buys components under purchase orders and does not have long-term agreements with its suppliers. Although alternate suppliers may be readily available for some of these components, for other components it could take an undetermined amount of time to qualify a replacement supplier and order and receive replacement components. The Company does not always maintain sufficient inventory to allow it to fill customer orders without interruption during the time that would be required to obtain an adequate supply of single sourced components. Although the Company believes it could develop other sources for single source components, no alternative source currently exists and the process could take several months or longer. Therefore, any interruption in the supply of such components could have a material adverse effect on the Company's business, financial condition and results of operations.

  Many of the components used in the Company's products are purchased from suppliers located outside the United States. Foreign manufacturing facilities are subject to risk of changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control. There can be no assurance that United States or foreign trading policies will not restrict the availability of components or increase their cost. Any significant increase in component prices or decrease in component availability could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain components used in the Company's products are available only from one source. The Company is dependent on Oki America, as the supplier of major components, including the printer engine, of the JetFax M5. Oki America is also a competitor of the Company. The Company is also dependent on AMI to provide unique ASICs incorporating the Company's imaging and logic circuitry, Motorola to provide microprocessors, Pixel, to provide a specialized imaging processor and Rockwell to provide modem chips. If Oki America, AMI, Motorola, Pixel or Rockwell were to limit or reduce the sale of such components to the Company, or if such suppliers were to experience financial difficulties or other problems which prevented them from supplying the Company with the necessary components, it would have a material adverse effect on the Company's business, financial condition and results of operations. These sole source providers are subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and/or other factors that may disrupt the flow of goods to the Company or the Company's customers and thereby adversely affect the Company's business and customer relationships. Any disruption in the Company's sources of supply could limit or delay production or shipment of products incorporating the Company's technology, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Operations."

  The Company recently installed and implemented a new management information system and used the accounting applications of the system for the first time in connection with the December 31, 1996 monthly accounting close. The Company has also begun using the manufacturing applications for inventory control and product ordering. However, further improvements in these systems are needed and will continue to be needed in order to manage expected growth in revenue and assets. There is no guarantee that the implementation of the management information system will contribute to the Company's ability to manage its growth and, furthermore, any problems encountered as a result of the implementation of such system, including additional modules and features, could adversely affect the Company's operations.

EMPLOYEES

  As of May 1, 1997, the Company had 86 employees and 5 full-time equivalent contractors. Of these persons, 30 were in research and development, 27 were in sales and marketing, 24 were in manufacturing and operations and 10 were in finance and administration. There is no labor union representation for any of the Company's employees. The Company has never experienced a work stoppage, and relations with employees are considered good. The Company hires contract employees on an as-needed basis to meet temporary or specific needs.

PROPERTIES

  The Company's headquarters and principal operations are in leased facilities totaling approximately 38,000 square feet in Menlo Park, California, and the lease for this facility expires in February 1998. The Company has a month-to-month lease for approximately 2,400 square feet in Santa Barbara, California for its software application organization. The Company believes that suitable additional or alternative space at commercially reasonable terms will be available in the future as required.

LITIGATION

  To the Company's knowledge, there are no pending legal proceedings which are material to the Company or its business to which it is a party or to which any of its properties is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of May 1, 1997 with respect to the executive officers and directors of the Company:

          NAME            AGE                      POSITION
          ----            ---                      --------
Rudy Prince.............   39 President, Chief Executive Officer
                              and Chairman of the Board
Michael Crandell........   41 Vice President of Software
John H. Harris..........   41 Vice President of International Operations
Hansgregory C. Hartmann.   39 Vice President of Manufacturing
Allen K. Jones..........   49 Vice President of Finance, Chief Financial Officer
                              and Secretary
Lon B. Radin............   46 Vice President of Engineering and Director
Thomas B. Akin (1) (2)..   45 Director
Douglas Y. Bech (1) (2).   51 Director
Steven J. Carnevale (2).   41 Director
Chung Chiu..............   63 Director
Shelley A. Harrison (1).   54 Director
Edward R. Prince, Jr.
(1).....................   67 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  RUDY PRINCE co-founded the Company and has served as its President and Chief Executive Officer and a member of the Board of Directors since August 1988. Mr. Prince was appointed as the Chairman of the Board of Directors in October 1996. From June 1985 to February 1988, Mr. Prince was the Vice President of Sales and Marketing at Entropic Speech, Inc., a manufacturer of telecommunications products. Prior to that, Mr. Prince served as Sales Manager with Digicon, Inc., a geophysical contractor ("Digicon"), from March 1980 to June 1985. From August 1978 to March 1980, Mr. Prince served as a marketing representative with the Data Processing Division of International Business Machines Corporation. Mr. Prince holds a B.S. in Mechanical Engineering from the University of Texas at Austin. Mr. Prince is the son of Edward R. Prince, Jr., a director of the Company.

  MICHAEL CRANDELL joined the Company in July 1996 as the Vice President of Software. From January 1993 to July 1996, Mr. Crandell served as the President of the Crandell Group, the assets of which were purchased by the Company in July 1996. Prior to that, Mr. Crandell served as the President of Crandell Development Corporation, a software development company from November 1984 to December 1992. From 1981 to November 1984, Mr. Crandell worked as a Software Engineer with Compucorp, Inc. Mr. Crandell holds a B.A. in Religious Studies from Stanford University.

  JOHN H. HARRIS joined the Company in March 1990 as the Vice President of International Operations. From July 1987 to February 1990, Mr. Harris served in various sales management positions with Landmark Graphics Corporation, a supplier of graphics workstations for the oil industry, most recently as the Regional Sales Director. From May 1981 to June 1987, Mr. Harris served as the North American Sales Manager and Far East Sales manager for Digicon. Mr. Harris holds a B.A. in Marketing from the University of Houston.

  HANSGREGORY C. HARTMANN joined the Company in August 1995 as the Vice President of Manufacturing. From June 1980 to August 1995, Mr. Hartmann held various positions with Hewlett-Packard. From November 1992 to August 1995, he was the Manager of the Channel Development and Information Services for U.S. Channel Marketing in the Computer Products Organization of Hewlett-Packard and, from September 1991 to

November 1992, he was the Business Development Manager for the North American Distribution Operation of Hewlett-Packard. From July 1985 to September 1991, Mr. Hartmann served as the Engineering Manager for the Personal Computer Distribution Operation of Hewlett-Packard. Mr. Hartmann holds a B.S. in Electrical Engineering from the New Jersey Institute of Technology and a M.S. in Manufacturing Systems Engineering from Stanford University.

  ALLEN K. JONES joined the Company in May 1996 as the Vice President of Finance, Chief Financial Officer and Secretary. From January 1976 to January 1996, Mr. Jones served in various positions with Varian Associates, Inc., a diversified electronics company, most recently as the Vice President and Controller from January 1995 to January 1996 and prior to that as the Vice President and Treasurer from May 1990 to December 1994. Mr. Jones holds a B.S. in Chemical Engineering from Cornell University and a M.B.A. from the Wharton School of Finance at the University of Pennsylvania.

  LON B. RADIN co-founded the Company and serves as the Vice President of Engineering and a member of the Board of Directors of the Company. Dr. Radin also served as the Chairman of the Board of Directors from August 1988 to October 1996. From 1986 to 1988, Dr. Radin was the sole proprietor of L-Tel Laboratories, a developer of digital fax telephone devices. From 1981 to 1986, Dr. Radin served in various positions, most recently as the Director of Software and Manager of Research with Time & Space Processing, Inc., a software developer of telecommunications products for the defense industry. Prior to that Dr. Radin served as a software services consultant for The Systems Group, an engineering consulting firm from 1976 to 1981. Dr. Radin holds a B.S. in Physics and Mathematics from the University of Michigan and a Ph.D. and an M.A. in Mathematics from the University of California at Berkeley.

  THOMAS B. AKIN has served as a director of the Company since July 1996. Since October 1995, Mr. Akin has served as a Managing General Partner of Talkot Partners II, LLC, an investment firm. From November 1981 to February 1994, Mr. Akin served in various capacities, most recently as the Managing Director of Western Regional Sales for Merrill Lynch & Co. Mr. Akin was on a leave of absence from Merrill Lynch & Co. from February 1994 until his retirement in April 1997. Mr. Akin holds a B.A. in Biology from the University of California at Santa Cruz and an M.B.A. from the University of California at Los Angeles.

  DOUGLAS Y. BECH has served as a director of the Company since August 1988. Mr. Bech was a founding partner of and, since August 1994 has served as a Managing Director of Raintree Capital Company, LLC, a merchant banking firm. In addition, since October 1994, Mr. Bech has been a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., a law firm. From May 1993 through July 1994, Mr. Bech was a partner of Gardere & Wynne, L.L.P., a law firm. From September 1970 to May 1993, Mr. Bech was associated with or a partner of the law firm Andrews & Kurth L.L.P. Mr. Bech holds a B.A. in Political Science from Baylor University and a J.D. from The University of Texas Law School. Mr. Bech is a director of Wainoco Oil Corporation, Pride Companies, L.P. and several private companies.

  STEVEN J. CARNEVALE has served as a director of the Company since July 1996. In July 1996, Mr. Carnevale became a General Partner in Talkot Capital, LLC, an investment firm. From August 1992 to July 1996, Mr. Carnevale was a General Partner of Endeavor Capital Management, an investment firm. From November 1990 to August 1992, Mr. Carnevale was the owner and CEO of Orca Industries, a specialty computer manufacturer. Mr. Carnevale holds a B.S. in Engineering from the University of Michigan.

  CHUNG CHIU has served as a director of the Company since August 1991. Since October 1978, Mr. Chiu has served as the Managing Director of Ailicec International Enterprises Limited, a textile, electronics and machineries conglomerate with operations largely in the Peoples Republic of China.

  SHELLEY A. HARRISON has served as a director of the Company since February 1995. Since 1987, Dr. Harrison has been one of the general partners of the high technology venture capital fund, Poly Ventures, Limited Partnership and Chairman and Chief Executive Officer of Spacehab Inc., a developer of pressurized laboratory and logistics modules. Dr. Harrison served as President of Harrison Enterprises, Inc., a technology investment consulting firm, from 1982 to 1987. Prior to that Dr. Harrison served as Chairman and Chief

Executive Officer of Symbol Technologies, Inc., a manufacturer of bar code laser scanners from 1973 to 1982. Dr. Harrison holds a B.S. in Electrical Engineering from New York University and a M.S. and Ph.D. in Electrophysics from Polytechnic University. Dr. Harrison is a trustee of Polytechnic University and is a director of Spacehab Inc., NetManage Inc. and several private companies.

  EDWARD R. PRINCE, JR. has served as a director of the Company since August 1988. Since August 1994, Mr. Prince has served as the Vice Chairman of Zydeco Exploration, Inc. and Zydeco Energy, Inc., oil and gas exploration companies. Prior to that from November 1970 to May 1994, Mr. Prince served in various capacities, most recently as the Chairman and Chief Executive Officer of Digicon. Mr. Prince holds a B.S. from the United States Military Academy at West Point and an M.S. in Applied Mathematics from North Carolina State College. Mr. Prince is the father of Rudy Prince, the Company's Chairman of the Board, Chief Executive Officer and President. Mr. Prince is a director of Geoscience Corporation and Zydeco Energy, Inc.

  Currently all directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. All executive officers serve at the discretion of the Board of Directors.

COMPENSATION OF DIRECTORS

  The Company's directors currently do not receive any cash compensation for service on the Board of Directors or any committee thereof, but the non-employee directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings.

  In March 1997, the Company adopted the 1997 Director Option Plan, pursuant to which the Company's non-employee directors who are directors on the effective date of this Offering will receive an option to purchase shares of the Company's Common Stock on the effective date of the Offering and annually thereafter and each director who becomes a director after this Offering receives an option to purchase shares of the Company's Common Stock upon joining as a director of the Company and annually thereafter. See "--Incentive Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  During the nine months ended December 31, 1996, Messrs. Akin, Bech and Harrison and Mr. Edward R. Prince, Jr. served as the Compensation Committee of the Company's Board of Directors. During the nine months ended December 31, 1996, no interlocking relationship existed between any member of the Company's Compensation Committee and any other member of the Company's Board of Directors. Mr. Edward R. Prince, Jr. is the father of Rudy Prince, the Company's Chairman of the Board, Chief Executive Officer and President.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers (collectively, the "Named Executive Officers") during the nine months ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                                     ANNUAL         LONG-TERM
                                                COMPENSATION(1)    COMPENSATION
                                              -------------------- ------------
                                                                    SECURITIES
                                                                    UNDERLYING
                                                                     OPTIONS/
         NAME AND PRINCIPAL POSITION          SALARY ($) BONUS ($)   SARS (#)
         ---------------------------          ---------- --------- ------------
Rudy Prince.................................. $ 102,995       --     100,000
 President, Chief Executive Officer and
  Chairman of the Board
Lon B. Radin.................................    92,604       --     100,000
 Vice President of Engineering
John H. Harris...............................    81,641       --      50,000
 Vice President of International Operations
Hansgregory C. Hartmann......................    76,974   $ 5,000     60,000
 Vice President of Manufacturing

--------
(1) The salaries and bonus set forth in the table are given for the fiscal year ended December 31, 1996, which is a nine-month period. For the twelve-month period ended December 31, 1996, the salaries earned by each Named Executive Officer were as follows: Rudy Prince, $129,245; John H. Harris, $105,489; Hansgregory C. Hartmann, $101,974 and Lon B. Radin, $118,854.

OPTION GRANTS, EXERCISES AND HOLDINGS

  Option Grants. The following table sets forth certain information regarding options granted to the Named Executive Officers during the nine months ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS
                         ------------------------------------------------
                                      PERCENT OF
                                        TOTAL                                POTENTIAL REALIZABLE
                          NUMBER OF    OPTIONS                              ANNUAL RATES  OF STOCK
                         SECURITIES   GRANTED TO                            PRICE APPRECIATION FOR
                         UNDERLYING  EMPLOYEES IN   EXERCISE                    OPTION TERM (4)
                           OPTIONS   FISCAL YEAR     PRICE     EXPIRATION   ------------------------
          NAME           GRANTED (#)     (1)      ($/SHARE)(2)  DATE (3)     5%($)       10%($)
          ----           ----------- ------------ ------------ ---------- -----------  -----------
Rudy Prince (5).........   100,000       9.9%        $ 0.50     10/03/06     $ 31,445  $    79,687
Lon B. Radin (5)........   100,000       9.9           0.50     10/03/06       31,445       79,687
John H. Harris (5)......   50,000        5.0           0.30     04/25/06        9,433       23,906
Hansgregory C. Hartmann
 (5) ...................   50,000        5.0           0.30     04/25/06        9,433       23,906
                           10,000        1.0           1.25     10/31/06        7,861       19,922

--------
(1) The Company granted options to employees to purchase 1,009,000 shares of Common Stock during the nine months ended December 31, 1996.

(2) The exercise price may be paid in cash, check, promissory note or shares of the Company's Common Stock through a cashless exercise procedure involving same-day sale of the purchased shares or by any combination of such methods.

(3) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon optionees' death.

(4) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(5) Each option vests at the rate of 1/4th of the shares subject to the option at the end of twelve months and 1/48th of the shares subject to the option at the end of each monthly period thereafter as long as such optionee's employment has not terminated.

  Option Exercises and Holdings. The following table sets forth certain information regarding options held as of December 31, 1996 by the Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES

                             NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                            UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                          OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END ($)(1)
                          ------------------------------   -------------------------
          NAME            EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
          ----            ------------    --------------   ----------- -------------
Rudy Prince.............               0           100,000        0      $ 350,000
Lon B. Radin............               0           100,000        0        350,000
John H. Harris..........               0            50,000        0        185,000
Hansgregory C. Hartmann.          16,666            43,334   61,664        150,836

--------
(1) Calculated based on fair market value of the Common Stock of $4.00 per share, less the exercise price. The fair market value of the Common Stock was determined by the Board of Directors to be $4.00 per share on January 22, 1997, which is the first date following December 31, 1996 on which such a determination was made by the Board of Directors.

  There were no option exercises by any of the Named Executive Officers during the nine months ended December 31, 1996.

EMPLOYMENT AGREEMENT

  In July 1996, in connection with the Crandell Acquisition, the Company and Michael Crandell entered into a two-year employment agreement whereby Mr. Crandell serves as Vice President of Software of the Company. Pursuant to such agreement, Mr. Crandell receives a salary of $110,000 annually and was granted an option to purchase 187,500 shares of Common Stock at $0.30 per share under the Company's 1995 Plan. One-fourth of the shares covered by this option vest on July 31, 1997, and the balance vest at the rate of 1/48th per month. Mr. Crandell's employment can be terminated if there is any material breach or default by the Crandell Group of any term or condition of the Crandell Asset Purchase Agreement or any material breach by the Company of certain of the material covenants set forth in such agreement. The employment agreement contains a five-year non-compete provision.

INCENTIVE STOCK PLANS

  1989 Stock Option Plan. The Company's 1989 Stock Option Plan (the "1989 Plan") was adopted by the Board of Directors in May 1989 and amended in May 1990 and July 1991 and approved by the Company's stockholders in August 1990 and August 1991. A total of 300,000 shares of Common Stock were reserved for issuance under the 1989 Plan. By its terms the 1989 Plan terminated in May 1992. As of May 1, 1997, 164,599 shares had been issued upon the exercise of stock options granted under the 1989 Plan and 63,910 shares were subject to outstanding options. Options granted under the 1989 Plan generally vest over a four year period of time with 1/4 of the shares subject to the option vesting one year after the vesting commencement date and 1/48th of the shares subject to the option vesting monthly thereafter, and must be exercised within five years of the date of grant.

  1995 Stock Plan. The Company's 1995 Stock Plan (the "1995 Plan") was adopted by the Board of Directors in December 1995 and amended in September 1996 and approved by the Company's stockholders in October 1996. The 1995 Plan was further amended in February 1997 and March 1997 by the Board of Directors and such amendments were approved by the stockholders in March 1997. A total of 3,400,000 shares of Common Stock have been reserved for issuance under the 1995 Plan. As of May 1, 1997, no shares had been issued upon the exercise of stock options granted under the 1995 Plan, 1,096,725 shares were subject to outstanding options and 2,303,275 shares remained available for future grant. No stock purchase rights are outstanding under the

1995 Plan. The 1995 Plan is presently administered by a committee of at least two members of the Board of Directors, and such committee may consist of the entire Board. Following this Offering, the committee administering the 1995 Plan must consist of at least two outside directors. Under the 1995 Plan, options and stock purchase rights may be granted to officers and employees, including directors who are employees or consultants. Only employees may receive "incentive stock options," which are intended to qualify for certain favorable tax treatment. The exercise price of incentive stock options under the 1995 Plan must at least equal the fair market value of the Common Stock on the date of grant. The exercise price of options granted to a ten-percent stockholder must be at least 110% of the fair market value on the date of grant and would be non-statutory stock options. Options granted under the 1995 Plan generally vest over a four year period, with 1/4 of the shares subject to the option vesting one year after the vesting commencement date and 1/48th of the shares subject to the option vesting monthly thereafter. Options granted under the 1995 Plan must be exercised within ten years of the date of grant (five years in the case of an incentive stock option granted to a ten-percent stockholder).

  Stock purchase rights may be granted alone or in tandem with options under the 1995 Plan and a purchaser shall have not more than 120 days in which to accept the offer. The purchase price of a stock purchase right shall be no less than 85% of fair market value on the date of grant (100% of fair market value in the case of stock purchase rights granted to a ten-percent stockholder). In the event of a proposed dissolution or liquidation of the Company or a merger in which the successor corporation does not agree to assume the options or substitute equivalent options then the Board shall give optionees and purchasers at least 15 days prior notice of the proposed action. To the extent such options or stock purchase rights have not been exercised the options and stock purchase rights will terminate immediately prior to the consummation of such proposed action. The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate in December 2005, unless terminated sooner by the Board.

  1997 Director Option Plan. The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1997 and was approved by the stockholders in March 1997. A total of 270,000 shares of Common Stock have been authorized for issuance under the Director Plan. Each nonemployee director who is a director on the date of this Prospectus and each director who becomes a director after the date of this Prospectus will automatically be granted a nonqualified option to purchase 20,000 shares of Common Stock on the date on which such person first becomes a director (an "Initial Grant") and 5,000 shares of Common Stock on the date of the annual meeting of stockholders each year thereafter (an "Annual Grant"). The exercise price of each of these options will be equal to the fair market value of the Common Stock on the date of grant. One-fourth of each Initial Grant will vest on each year over a four-year period and the Annual Grants will vest in full on the four year anniversary of the date of grant. All such options will expire ten years from the date of grant unless terminated sooner pursuant to the provisions of the Director Plan. The Director Plan will terminate in March 2007 unless terminated earlier in accordance with the provisions of the Director Plan.

  1997 Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in February 1997 and was approved by the stockholders in March 1997. A total of 500,000 shares of Common Stock have been authorized for issuance under the Purchase Plan. No shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), will be administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors. Under the Purchase Plan, the Company will withhold a specified percentage (not to exceed 10%) of each salary payment to participating employees over certain offering periods. Any employee who is currently employed for at least 20 hours per week and for at least five consecutive months in a calendar year, either by the Company or by a majority-owned subsidiary of the Company, will be eligible to participate in the Purchase Plan. As of May 1, 1997, approximately 90 employees met the Purchase Plan's eligibility requirements. Unless the Board of Directors or its committee determines otherwise, each offering period will run for twelve months and will be divided into two consecutive purchase periods of approximately six months. The first offering period and the first purchase period will commence on the date of this Prospectus and continue until December 31, 1997. New twelve-month offering periods will commence every six months thereafter. In the event of a change in control of the Company, including a merger or sale of substantially all of the Company's assets, each option under the Purchase Plan may be assumed by any successor corporation, or the offering periods then in progress may be shortened and all options automatically exercised. The price at which Common Stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase on the last day of any purchase period is determined by dividing the payroll deductions accumulated during the purchase period by the purchase price. However, no person may purchase shares under the Purchase Plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or of any of its subsidiaries, or to the extent that such person's rights to purchase stock under all employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of stock for any calendar year.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION MATTERS

  As permitted by the Delaware General Corporation Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

  In March 1997, the Company entered into an agreement with Rudy Prince, President, Chief Executive Officer and Chairman of the Board of the Company, and Lon B. Radin, Vice President of Engineering and a director of the Company, granting each of them piggy-back registration rights with respect to the shares of the Company's Common Stock held by them.

  In connection with the Crandell Acquisition in July 1996, the Company acquired substantially all of the assets of the Crandell Group in exchange for a cash payment of $250,000, a non-interest bearing promissory note of the Company in the amount of $250,000 payable in July 1997 and an agreement to make certain ongoing royalty payments to the Crandell Group. Payment of the promissory note and the ongoing royalty payments were secured pursuant to the terms of a Security Agreement. In addition, the Company entered into employment agreements with Michael Crandell and Larry Crandell, the principals of the Crandell Group. The Company also issued options to purchase an aggregate of 280,000 shares of the Company's Common Stock to certain former employees of the Crandell Group who were hired by the Company, including 187,500 shares to Michael Crandell and 62,500 shares to Larry Crandell, at an exercise price of $0.30 per share (the estimated fair market value of the Company's Common Stock at the grant date), subject to vesting over 4 year periods (except for a 2 year vesting period as to Larry Crandell). In December 1996, the Company and the Crandell Group entered into an amendment agreement (the "Amendment Agreement") providing that the obligation of the Company to make certain ongoing royalty payments would terminate upon the Company's initial public offering in exchange for a single lump sum payment provided such offering occurs prior to July 31, 1998. Pursuant to the Amendment Agreement, the Company issued warrants, exercisable at $1.75 per share (the estimated fair market value of the Company's Common Stock at the grant date), to Michael Crandell and to Larry Crandell to purchase 75,000 shares and 25,000 shares of the Company's Common Stock, respectively, such warrants exercisable upon the effectiveness of the Company's initial public offering. Michael Crandell is the Company's Vice President of Software.

  In March 1996, pursuant to a Series F Convertible Preferred Stock Purchase Agreement, the Company issued an aggregate of 3,445,690 shares of its Series F Convertible Preferred Stock for aggregate consideration of $9.5 million at a purchase price of $2.75 per share to a group of investors, including Talkot Partners II, LLC ("Talkot Partners") (1,534,545 shares), Poly Ventures II, L.P. (371,905 shares) and Douglas Y. Bech (10,000 shares). Thomas B. Akin, a director of the Company, is a Managing Partner of Talkot Partners, a principal stockholder of the Company. Shelley A. Harrison, a director of the Company, is one of the general partners of Poly Ventures, Limited Partnership, the General Partner of Poly Ventures II, Limited Partnership, and Mr. Bech is a director of the Company.

  As of March 1996, the Company issued options, exercisable at $1.72 per share, to Steven J. Carnevale to purchase 260,265 shares of the Company's Common Stock and to Thomas B. Akin to purchase 33,472 shares of the Company's Common Stock, pursuant to the terms of the Company's letter agreement of December 15, 1993 with Endeavor Capital Management ("Endeavor"), as amended. Such options, along with a cash finders fee of $459,535, were paid for services rendered with respect to the Company's Series F Convertible Preferred Stock financing. From December 1993 until December 1996, Endeavor received $124,000 for financial consulting services performed for the Company. Mr. Carnevale, a director of the Company, was a General Partner of Endeavor. Mr. Akin is a director of the Company.

  In March 1996, in order to comply with certain provisions of California law, the Company made a recision and repurchase offer to all employees and consultants granted options under the Company's 1989 Stock Plan from and after May 5, 1992. Such recision and repurchase offer provided that those who accepted such offer were to receive $0.04 for each option and $0.20 (plus interest at 7% per annum) for each share rescinded and repurchased. None of the Company's employees or consultants accepted the rescission and repurchase offer.

  Pursuant to a promissory note dated March 1, 1992, the Company owed Lon B. Radin, Vice President of Engineering and a director of the Company, the principal amount of $50,140 for the transfer of certain technology from a company of which Mr. Radin was a principal. An aggregate of $66,289 in principal and accrued interest was paid in full by the Company in May 1996.

  In December 1994, pursuant to an Inkjet License and Supply Agreement (the "Inkjet Agreement"), the Company granted certain licenses and sublicenses to Ailicec (B.V.I.) Limited, an affiliate of Ailicec International Enterprises Limited ("Ailicec International"), with respect to certain technology developed by the Company and by Xerox Corporation in connection with an inkjet product and agreed to supply Ailicec (B.V.I.) Limited with such products and related components and consumables. Ailicec (B.V.I.) Limited purchased products, components and consumables from the Company under the Inkjet Agreement in an aggregate amount of approximately $503,000 during the Company's fiscal years ended March 31, 1995 and March 31, 1996, and the nine months ended December 31, 1996. Ailicec International is a principal stockholder of the Company. Chung Chiu, a director of the Company, is the Managing Director of Ailicec International.

  In August 1994, January 1995 and October 1995, pursuant to a Note Purchase Agreement, a Security Agreement and an Intercreditor Agreement, the Company issued its 10% senior secured notes in an aggregate principal amount of $3.0 million (the "Bridge Notes") and warrants to purchase an aggregate of 675,156 shares of Common Stock at $2.15 per share (the "Bridge Warrants") to a group of investors, including Thomas and Karen Akin ($500,000 in Bridge Notes and 106,511 shares of Bridge Warrants), Poly Ventures II, Limited Partnership, ($500,000 in Bridge Notes and 141,860 shares of Bridge Warrants) and Curtis J. Pabst ($100,000 in Bridge Notes and 19,069 shares of Bridge Warrants). If not previously exercised, the Bridge Warrants will automatically net exercise upon the closing of the Offering. Mr. Akin, a director of the Company, is a Managing Partner of Talkot Partners, Shelley A. Harrison, a director of the Company, is one of the general partners of Poly Ventures, Limited Partnership, the General Partner of Poly Ventures II, Limited Partnership, and Mr. Pabst is a Managing Partner of Talkot Partners. All of the Bridge Notes have been either converted into the Company's Series F Convertible Preferred Stock or repaid by the Company.

  In August 1994, the Company entered into a Purchase and Debt Restructuring Agreement (the "Restructuring Agreement"), a Security Agreement and an Intercreditor Agreement with Ailicec International. Ailicec International is a principal stockholder of the Company. Chung Chiu, a director of the Company, is the Managing Director of Ailicec International. Under the Restructuring Agreement, in exchange for the conversion of debt of the Company in the aggregate principal amount of $2.6 million, the Company issued Ailicec International 344,350 shares of the Company's Series P Redeemable Preferred Stock. In addition, a warrant to purchase 388,500 shares of the Company's Series E Convertible Preferred Stock (the "Series E Warrant") was issued to Ailicec International pursuant to the Restructuring Agreement. The Series E Warrant has an exercise price of $2.75 per share and expires on October 4, 1999. The Company's Series P Redeemable Preferred Stock bears 6% cumulative dividends, may be converted into the Company's Common Stock, at the option of the holder, upon the closing of the Company's initial public offering at a rate equal to 75% of the value of a share of Common Stock in such public offering and, unless so converted, is to be redeemed by the Company (at the original purchase price plus accrued but unpaid dividends) upon the closing of such offering. Such Series P Redeemable Preferred Stock will be redeemed by the Company upon the closing of this Offering for an aggregate amount of approximately $2.7 million.

  In October 1991, pursuant to a Manufacturing Agreement (the "Manufacturing Agreement"), the Company granted Ailicec International a right of first refusal with respect to the manufacture and sale of products to the Company through October 1998, with any payments due Ailicec International subject to a security agreement. The Company purchased products from Ailicec International under the Manufacturing Agreement in an aggregate amount of $913,000 during the Company's fiscal year ended March 31, 1995 and none during the fiscal year ended March 31, 1996 and the nine months ended December 31, 1996. In February 1997, the Manufacturing Agreement was amended to terminate upon the closing of the Offering. Ailicec International is a principal stockholder of the Company. Chung Chiu, a director of the Company, is the Managing Director of Ailicec International.

  The Company has entered into indemnification agreements with its directors and executive officers. The Company has also entered into certain stock purchase and subscription agreements with the Selling Stockholders pursuant to which the Company will indemnify the Selling Stockholders for certain liabilities and costs incurred in connection with this Offering and the Selling Stockholders will indemnify the Company and its officers and directors for certain liabilities incurred in connection with this Offering.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of May 1, 1997 and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Selling Stockholders, (iv) each Named Executive Officer and (v) all directors and executive officers as a group.

                                         SHARES                     SHARES
                                      BENEFICIALLY               BENEFICIALLY
                                     OWNED PRIOR TO    SHARES     OWNED AFTER
                                      OFFERING (1)     TO BE      OFFERING (1)
                                    ----------------- SOLD IN  -----------------
NAME AND ADDRESS (2)                 NUMBER   PERCENT OFFERING  NUMBER   PERCENT
--------------------                --------- ------- -------- --------- -------
Thomas B. Akin (3)................. 2,245,779  28.1%      --   2,245,779  20.9%
 c/o Talkot Partners II, LLC
 2400 Bridgeway, Suite 200
 Sausalito, CA 94965
Talkot Partners II, LLC (4)........ 2,123,158  26.7       --   2,123,158  19.9
 2400 Bridgeway, Suite 200
 Sausalito, CA 94965
Ailicec International Enterprises
 Ltd. (5)..........................   918,732  11.0       --     918,732   8.3
 2nd Floor Kaiser Estate Phase 1 41
 Man Yue Street
 Hunghom, Kowloon Hong Kong
Chung Chiu (6).....................   928,732  11.1       --     928,732   8.4
 c/o Ailicec International
  Enterprises Ltd.
 2nd Floor Kaiser Estate Phase 141
 Man Yue Street
 Hunghom, Kowloon Hong Kong
Poly Ventures II, Limited
 Partnership (7)...................   492,474   6.2   125,000    367,474   3.4
 c/o Polytechnic University Office
 901 Route 110
 Farmingdale, NY 11735
Shelley A. Harrison (8)............   502,474   6.3   125,000    377,474   3.5
 c/o Polytechnic University Office
 901 Route 110
 Farmingdale, NY 11735
Rudy Prince (9)....................   396,666   5.0    50,000    346,666   3.2
Steven J. Carnevale (10)...........   334,022   4.1       --     334,022   3.0
Lon B. Radin (11)..................   229,166   2.9    25,000    204,166   1.9
John H. Harris (12)................   137,916   1.7    15,000    122,916   1.1
Douglas Y. Bech (13)...............   110,437   1.4    20,000     90,437     *
Edward R. Prince, Jr. (14).........    98,833   1.2     7,500     91,333     *
Hansgregory C. Hartmann (15).......    44,916     *       --      44,916     *
All directors and executive
 officers as a group,
 (12 persons) (16)................. 5,148,941  58.1   242,500  4,906,441  42.3

                                            SHARES                   SHARES
                                         BENEFICIALLY             BENEFICIALLY
                                        OWNED PRIOR TO   SHARES    OWNED AFTER
                                         OFFERING (1)    TO BE     OFFERING (1)
                                        --------------- SOLD IN  ---------------
NAME AND ADDRESS (2)                    NUMBER  PERCENT OFFERING NUMBER  PERCENT
--------------------                    ------- ------- -------- ------- -------
OTHER SELLING STOCKHOLDERS
Prism Partners (17)...................  378,451   4.8%   95,853  282,184   2.6%
Granite Capital LP (18)...............  206,556   2.6    52,467  154,014   1.4
Virginia Snyder.......................  200,000   2.5    25,000  175,000   1.6
Strome Family Living Trust (19).......  145,212   1.8    36,870  108,275   1.0
Marshall Oman Exploration Inc.........  100,000   1.3    26,202   74,564     *
Alan M. Craft.........................   96,000   1.2    20,961   75,650     *
WSB Trust 10/12/82 FBO
 Grandchildren (20)...................   90,043   1.1    23,097   67,138     *
Leo R. Schlinkert.....................   88,851   1.1    23,281   66,250     *
Antaeus Enterprises Inc...............   78,950   1.0    20,192   58,868     *
Other Selling Stockholders each owning
 less than 1% of the Common Stock
 before the Offering (46 parties).....  766,494   9.6   183,440  583,054   5.5

--------
  * Less than 1%.

 (1) Percentage ownership is based on (i) before the Offering, 7,943,470 shares of Common Stock outstanding as of May 1, 1997 (reflects the conversion of each of the outstanding shares of convertible preferred stock, except the Series P Redeemable Preferred Stock, upon the closing of the Offering, the issuance of 491,317 shares upon the automatic net exercise in full of certain warrants upon the closing of the Offering the issuance of 144,623 shares upon the conversion of cumulative unpaid dividends on the Series F Convertible Preferred Stock upon the closing of the Offering) plus any shares issuable pursuant to the options held by the person or group in question which may be exercised within 60 days of May 1, 1997; and (ii) after the Offering, an additional 2,750,000 shares of Common Stock to be issued by the Company in the Offering.

 (2) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

 (3) Includes options and warrants to purchase an aggregate of 43,472 shares of Common Stock exercisable within sixty days of May 1, 1997 and includes 2,123,158 shares of Common Stock held by Talkot Partners II, LLC. Mr. Akin is a Managing General Partner of Talkot Partners II, LLC and disclaims beneficial ownership of these shares except as to the pecuniary interest that he will derive from these shares.

 (4) Mr. Akin is a Managing General Partner of Talkot Partners II, LLC and disclaims beneficial ownership of these shares except as to the pecuniary interest he will derive from these shares.

 (5) Excludes 344,350 shares of Series P Redeemable Preferred Stock to be redeemed at the Closing and includes a warrant to purchase 388,500 shares of Common Stock.

 (6) Includes an option to purchase 10,000 shares of Common Stock exercisable within sixty days of May 1, 1997 and also includes a warrant to purchase 388,500 shares of Common Stock and 530,232 shares of Common Stock held by Ailicec International Enterprises, Ltd. Mr. Chiu is the Managing Director of Ailicec International Enterprises, Ltd. and disclaims beneficial ownership of these shares.

 (7) Dr. Harrison is one of the general partners of Poly Ventures, Limited Partnership, the General Partner of Poly Ventures II, Limited Partnership. Dr. Harrison disclaims beneficial ownership of these shares except as to the pecuniary interest he will derive from these shares.

 (8) Includes an option to purchase 10,000 shares of Common Stock exercisable within sixty days of May 1, 1997 which is held by Dr. Harrison for the benefit of Poly Ventures II, Limited Partnership, and 492,474 shares of Common Stock held by Poly Ventures II, Limited Partnership. Dr. Harrison is one of the general partners of Poly Ventures, Limited Partnership, the General Partner of Poly Ventures II, Limited Partnership. Dr. Harrison disclaims beneficial ownership of these shares except as to the pecuniary interest he will derive from these shares.

 (9) Includes options to purchase 29,166 shares of Common Stock exercisable within sixty days of March 1, 1997.

(10) Includes options and warrants to purchase an aggregate of 270,265 shares of Common Stock exercisable within sixty days of May 1, 1997 and includes 30,424 shares of Common Stock held by Mr. Carnevale's wife.

(11) Includes options to purchase 29,166 shares of Common Stock exercisable within sixty days of May 1, 1997.

(12) Includes options to purchase 14,583 shares of Common Stock exercisable within sixty days of May 1, 1997.

(13) Includes options to purchase 10,000 shares of Common Stock exercisable within sixty days of May 1, 1997.

(14) Includes options to purchase 10,000 shares of Common Stock exercisable within sixty days of May 1, 1997.

(15) Includes options to purchase 22,916 shares of Common Stock exercisable within sixty days of May 1, 1997.

(16) Includes options and warrants in the aggregate of 913,068 shares of Common Stock exercisable within sixty days of May 1, 1997.

(17) Jerald Weintraub is the Managing General Partner of Prism Partners.

(18) Walter F. Harrison III is the General Partner of Granite Capital LP.

(19) Mark Strome is the trustee of the Strome Family Living Trust.

(20) Sarah Beinecke Richardson, Joseph M. Santarella and William McIlwanie Thompson, Jr. are the trustees of the WSB Trust 10/12/82 FBO
     Grandchildren.

                         DESCRIPTION OF CAPITAL STOCK

  At the closing of the Offering, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value, after giving effect to the amendment of the Company's Certificate of Incorporation authorizing an increase in the authorized number of shares of Common Stock to 35,000,000 and a decrease in the authorized number of shares of Preferred Stock to 5,000,000, and deleting references to Series A, Series B, Series C, Series D, Series E, Series F Convertible Preferred Stock and Series P Redeemable Preferred Stock following the conversion, or, with respect to the Series P Redeemable Preferred Stock, the redemption, of such Preferred Stock (including the automatic net exercise in full of certain warrants to purchase shares of Common Stock upon the closing of the Offering and the conversion of cumulative unpaid dividends on the Series F Convertible Preferred Stock upon the closing of the Offering).

COMMON STOCK

  As of May 1, 1997, there were 7,943,470 shares of Common Stock outstanding (after giving effect to (i) the conversion, or, with respect to the Series P Redeemable Preferred Stock, the redemption, of all Preferred Stock, (ii) the issuance of shares of Common Stock upon the automatic net exercise in full of certain warrants and (iii) the conversion of cumulative unpaid dividends on the Series F Convertible Preferred Stock) held of record by 146 stockholders. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon closing of the Offering will be fully paid and non-assessable.

PREFERRED STOCK

  As of the closing of the Offering, 5,000,000 shares of Preferred Stock will be authorized and no shares will be outstanding. The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  The holders of 7,367,549 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of the respective Preferred Stock Purchase Agreements and Subscription and Stock Purchase Agreements, the Series E Preferred Stock Purchase Agreement, the Series F Preferred Stock Purchase Agreement, the Note Purchase Agreement, Warrants and a Registration Rights Agreement. Upon consummation of the Offering and subject to certain limitations in the applicable agreements, holders of 5,817,904 shares of Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities, six months after the effective date of the Offering. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of 6,414,215 shares of Registrable Securities are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered. In addition, certain holders of Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities on Form S-3 when use of such form becomes available to the Company.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

  Certain provisions of Delaware law and the Company's Restated Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The Company has waived the right to "elect out" of application of
Section 203.

  The Company's Restated Certificate of Incorporation also provides that if at any time the Company shall have a class of stock registered pursuant to the Securities Exchange Act of 1934, as amended, for so long as such class is so registered, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, the President or the Board of Directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Chairman of the Board, the President or the Board of Directors. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 10,693,470 shares of Common Stock, assuming no exercise of options or warrants after December 31, 1996. Of these shares, the 3,500,000 shares offered hereby (4,025,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 7,185,148 shares of Common Stock outstanding upon closing of the Offering are "restricted securities" as that term is defined in Rule 144. Of the remaining 7,193,470 shares, 7,018,708 shares are subject to lock-up agreements (described below).

  Upon completion of the Offering, no shares will become eligible for immediate sale pursuant to Rule 144(k) and, beginning 90 days after commencement of the Offering, 7,130,517 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ("Rule 701"). Upon expiration of the lock-up agreements, an aggregate of 2,357,089 shares will become immediately eligible for sale without restriction pursuant to Rule 144(k) or Rule 701 (described below), and approximately 4,773,428 additional shares will be eligible for sale subject to the timing, volume, and manner of sale restrictions of Rule 144. The 62,953 remaining shares held by existing stockholders will become eligible for sale at various times over a period of less than one year. In addition, 1,319,573 additional shares of Common Stock subject to outstanding warrants and vested stock options could also be sold, subject in some cases to compliance with certain volume limitations as described below.

  In general, under Rule 144, as recently amended, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 106,935 shares immediately after the completion of the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of the Offering are entitled to sell such shares 90 days after the effective date of the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

  Pursuant to the lock-up agreements, all of the Company's officers and directors and certain stockholders, including the Selling Stockholders, owning upon completion of the Offering, in the aggregate, 7,018,708 shares of Common Stock, have executed agreements pursuant to which each has agreed that they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. In addition, certain other stockholders of the Company holding an aggregate of 110,000 shares are subject to 90 day lock-up agreements with the Company and stockholders holding an aggregate of 63,762 shares are subject to 180 day lock-up agreements with the Company. Further, holders of outstanding warrants and vested stock options for, in the aggregate, an additional 1,319,573 shares of Common Stock are subject to 180 day lock-up agreements with the Company and/or Prudential

Securities Incorporated. The Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the 1995 Plan or the Director Plan or from issuing shares under the Purchase Plan. Prudential Securities Incorporated may in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  Approximately 180 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering an aggregate of approximately 4,233,910 shares of Common Stock (including the 1,160,635 shares subject to outstanding options as of May 1, 1997) that have been reserved for issuance under its stock option and stock purchase plans, thus permitting the resale of such shares in the public market without restriction under the Securities Act.

  The holders of an aggregate of 7,367,549 shares of Common Stock (including shares issuable upon exercise of outstanding warrants) or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights of Certain Holders."

  Prior to the Offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Cowen & Company are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names:

                                                                        NUMBER
        UNDERWRITER                                                    OF SHARES
        -----------                                                    ---------
   Prudential Securities Incorporated.................................
   Cowen & Company....................................................
                                                                       ---------
      Total........................................................... 3,500,000
                                                                       =========

  The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the initial public offering price set forth on the cover page of this Prospectus; that the Underwriters may reallow to selected dealers a
concession of $     per share; and that such dealers may re-allow a concession
of $     per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 3,500,000.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Representatives have informed the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company, its officers and directors, the Selling Stockholders and certain other beneficial owners of the Company's Common Stock and holders of warrants or options to purchase Common Stock have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

  In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following the closing of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 525,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by General Counsel Associates LLP, Mountain View, California. Clifford S. Robbins, a partner of General Counsel Associates LLP, owns 10,000 shares of the Common Stock of the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

  The financial statements of JetFax, Inc. as of March 31, 1996 and December 31, 1996 and for the years ended March 31, 1995 and March 31, 1996 and for the nine months ended December 31, 1996, appearing in this Prospectus and the related financial statement schedule appearing elsewhere in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedule filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

                                  JETFAX, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report............................................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity (Deficiency)............................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of JetFax, Inc.:

  We have audited the accompanying balance sheets of JetFax, Inc. as of March 31, 1996 and as of December 31, 1996, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years ended March 31, 1995 and 1996 and for the nine-month period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of JetFax, Inc. at March 31, 1996 and December 31, 1996, and the results of its operations and its cash flows for the years ended March 31, 1995 and 1996 and for the nine-month period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
February 7, 1997

(March 18, 1997 as to Note 15)

                                  JETFAX, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        PRO FORMA
                                     MARCH 31,  DECEMBER 31, MARCH 31,  MARCH 31,
                                       1996         1996       1997       1997
                                     ---------  ------------ ---------  ---------
                                                                  UNAUDITED
                                                                  (NOTE 1)
ASSETS
Current assets:
 Cash and cash equivalents.......... $  3,452     $    106   $     16   $     16
 Trade receivables, net of
  allowances of: March 31, 1996,
  $310; December 31, 1996, $396;
  March 31, 1997, $383..............    1,919        2,434      3,198      3,198
 Receivable from the sale of the
  Series F Preferred Stock..........      650          --         --         --
 Inventories........................    3,387        2,339      3,241      3,241
 Prepaid expenses...................       12           61        113        113
                                     --------     --------   --------   --------
    Total current assets............    9,420        4,940      6,568      6,568
Property--net.......................      174          615        686        686
Other assets........................       25          566        766        766
                                     --------     --------   --------   --------
Total assets........................ $  9,619     $  6,121   $  8,020   $  8,020
                                     ========     ========   ========   ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable................... $  4,169     $  1,857   $  3,023   $  3,023
 Accrued liabilities................    1,410          619        638        638
 Line of credit.....................      --           200      1,000      1,000
 Current portion of long-term note
  payable...........................      --           302        313        313
 Related party notes payable and
  advances--current portion.........       61          --         --         --
                                     --------     --------   --------   --------
    Total current liabilities.......    5,640        2,978      4,974      4,974
                                     --------     --------   --------   --------
Long-term note payable less current
 portion............................      --           198        181        181
Redeemable preferred stock, $0.01
 par value; 500,000 shares
 authorized, none pro forma; shares
 outstanding: March 31, 1996, none
 (344,350 shares issuable); December
 31, 1996, 344,350 shares; March 31,
 1997 actual and pro forma 344,350
 shares (liquidation preference of
 $2,764)............................    2,610        2,726      2,764      2,764
Stockholders' equity:
 Convertible preferred stock, $0.01
  par value; 9,000,000 shares
  authorized, 5,000,000 shares pro
  forma; shares outstanding: March
  31, 1996, December 31, 1996 and
  March 31, 1997, 6,293,978; March
  31, 1997 pro forma, none
  (liquidation preference of
  $14,404)..........................       63           63         63        --
 Common stock, $0.01 par value;
  13,500,000 shares authorized,
  35,000,000 shares pro forma;
  shares outstanding: March 31,
  1996, 954,474; December 31, 1996,
  995,599; March 31, 1997,
  1,013,552; March 31, 1997, pro
  forma 7,943,470...................        9           10         10         79
 Additional paid-in capital.........   13,160       13,880     14,670     14,664
 Accumulated deficit................  (11,863)     (13,734)   (14,642)   (14,642)
                                     --------     --------   --------   --------
    Total stockholders' equity......    1,369          219        101        101
                                     --------     --------   --------   --------
Total liabilities, redeemable
 preferred stock and stockholders'
 equity............................. $  9,619     $  6,121   $  8,020   $  8,020
                                     ========     ========   ========   ========

                       See notes to financial statements.

                                  JETFAX, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  QUARTERS
                           YEARS ENDED      NINE MONTHS ENDED       ENDED
                            MARCH 31,         DECEMBER 31,        MARCH 31,
                          ---------------  -------------------  --------------
                           1995    1996       1995      1996     1996    1997
                          ------  -------  ----------- -------  ------  ------
                                           (UNAUDITED)           (UNAUDITED)
Revenues:
 Product................  $6,413  $11,143    $ 7,336   $10,205  $3,807  $4,250
 Development fees.......   1,200      699        466     1,416     233     743
 Software and technology
  license fees..........     139    1,345        667     1,241     678     223
                          ------  -------    -------   -------  ------  ------
    Total revenues......   7,752   13,187      8,469    12,862   4,718   5,216
                          ------  -------    -------   -------  ------  ------
Costs and expenses:
 Cost of product
  revenues..............   5,249   11,102      7,793     8,495   3,309   2,979
 Research and
  development...........   1,118    1,249        919     1,709     330   1,477
 Selling and marketing..   1,325    2,710      1,745     2,785     965     972
 General and
  administrative........     746      750        500       823     250     352
                          ------  -------    -------   -------  ------  ------
    Total costs and
     expenses...........   8,438   15,811     10,957    13,812   4,854   5,780
                          ------  -------    -------   -------  ------  ------
Loss from operations....    (686)  (2,624)    (2,488)     (950)   (136)   (564)
Other income (expense):
 Interest expense.......     (70)    (287)      (200)       (9)    (87)     (7)
 Interest income........       2       14          7        31       7      --
 Other income (expense).      --        3          1        (9)      2     (20)
                          ------  -------    -------   -------  ------  ------
                            (68)     (270)      (192)       13     (78)    (27)
                          ------  -------    -------   -------  ------  ------
Loss before
 extraordinary item and
 income taxes...........    (754)  (2,894)    (2,680)     (937)   (214)   (591)
Provision for income
 taxes..................      --       35         35       105      --      45
                          ------  -------    -------   -------  ------  ------
Loss before
 extraordinary item.....    (754)  (2,929)    (2,715)   (1,042)   (214)   (636)
Extraordinary item--gain
 on exchange of
 stockholder debt and
 receivables for notes
 payable................     349       --         --        --      --      --
                          ------  -------    -------   -------  ------  ------
Net loss................  $ (405) $(2,929)   $(2,715)   (1,042) $ (214)   (636)
                          ======  =======    =======            ======
Series P Redeemable
 Preferred Stock
 dividends..............                                  (116)            (38)
                                                       -------          ------
Net loss applicable to
 common stockholders....                               $(1,158)         $ (674)
                                                       =======          ======
Pro forma net loss per
 share..................                               $ (0.14)         $(0.08)
                                                       =======          ======
Common and common
 equivalent shares used
 in computing pro forma
 net loss per share ....                                 8,454           8,474
                                                       =======          ======

                       See notes to financial statements.

                                  JETFAX, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                            CONVERTIBLE
                          PREFERRED STOCK    COMMON STOCK   ADDITIONAL
                          ---------------- ----------------  PAID-IN   ACCUMULATED
                           SHARES   AMOUNT  SHARES   AMOUNT  CAPITAL     DEFICIT    TOTAL
                          --------- ------ --------- ------ ---------- ----------- --------
Balances, April 1, 1994.  2,848,288  $ 29    867,105  $ 9    $  3,936   $  (8,432) $ (4,458)
Exercise of Common Stock
 options................        --    --      31,609  --            4         --          4
Net loss................        --    --         --   --          --         (405)     (405)
                          ---------  ----  ---------  ---    --------   ---------  --------
Balances, March 31,
 1995...................  2,848,288    29    898,714    9       3,940      (8,837)   (4,859)
Exercise of Common Stock
 options................        --    --      55,760  --            5         --          5
Issuance of Series F
 Convertible Preferred
 Stock for cash of
 $7,547 and conversion
 of debt of $1,929, net
 of issuance costs of
 $675...................  3,445,690    34        --   --        8,766         --      8,800
Additional paid in
 capital from conversion
 of debt into Series P
 Redeemable Preferred
 Stock, net of issuance
 costs of $13...........        --    --         --   --          379         --        379
Cumulative dividends on
 Series F Convertible
 ($70) and Series P
 Redeemable ($27)
 Preferred Stock........        --    --         --   --           70         (97)      (27)
Net loss................        --    --         --   --          --       (2,929)   (2,929)
                          ---------  ----  ---------  ---    --------   ---------  --------
Balances, March 31,
 1996...................  6,293,978    63    954,474    9      13,160     (11,863)    1,369
Exercise of Common Stock
 options................        --    --      41,125    1           7         --          8
Cumulative dividends on
 Series F Convertible
 ($713) and Series P
 Redeemable ($116)
 Preferred Stock........        --    --         --   --          713        (829)     (116)
Net loss................        --    --         --   --          --       (1,042)   (1,042)
                          ---------  ----  ---------  ---    --------   ---------  --------
Balances, December 31,
 1996...................  6,293,978    63    995,599   10      13,880     (13,734)      219
Exercise of Common Stock
 options*...............        --    --       4,000  --            1         --          1
Exercise of Common Stock
 warrant*...............        --    --      13,953  --           30         --         30
Cumulative dividends on
 Series F Convertible
 ($234) and Series P
 Redeemable ($38)
 Preferred Stock*.......        --    --         --   --          234        (272)      (38)
Warrant compensation
 expense (Note 3)*......        --    --         --   --          525         --        525
Net loss*...............        --    --         --   --          --         (636)     (636)
                          ---------  ----  ---------  ---    --------   ---------  --------
Balances, March 31,
 1997*..................  6,293,978  $ 63  1,013,552  $10    $ 14,670   $ (14,642) $    101
                          =========  ====  =========  ===    ========   =========  ========

* Unaudited

                       See notes to financial statements.

                                  JETFAX, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                            YEARS ENDED       NINE MONTHS ENDED   QUARTERS ENDED
                             MARCH 31,          DECEMBER 31,        MARCH 31,
                          ----------------   -------------------  ---------------
                           1995     1996        1995      1996     1996     1997
                          -------  -------   ----------- -------  -------  ------
                                             (UNAUDITED)           (UNAUDITED)
Cash flows from
 operating activities:
 Net loss...............  $  (405) $(2,929)    $(2,715)  $(1,042) $  (214) $ (636)
 Adjustments to
  reconcile net loss to
  net cash used for
  operating activities:
 Depreciation and
  amortization..........      115      250         136       143       74      52
 Warrant compensation
  expense...............       --       --          --        --       --     525
 Provision for
  (reversal of)
  inventory reserves
  and purchase
  commitment............       --      760         760      (280)      --      --
 Extraordinary gain on
  debt restructuring....    (349)       --          --        --       --      --
 Changes in assets and
  liabilities:
  Trade receivables.....   (1,082)    (392)        163      (515)    (630)   (764)
  Inventories...........     (644)  (1,912)     (1,671)    1,048     (441)   (902)
  Prepaid expenses......       --      (12)         (4)      (49)      (8)    (52)
  Accounts payable......    1,822    1,771       2,718    (2,312)    (871)  1,166
  Accrued liabilities...     (400)      53         (49)     (511)      56      19
                          -------  -------     -------   -------  -------  ------
    Net cash used for
     operating
     activities.........     (943)  (2,411)       (463)   (3,518)  (2,034)   (592)
                          -------  -------     -------   -------  -------  ------
Cash flows from
 investing activities:
 Purchase of property...     (217)     (154)       (85)     (515)     (30)   (123)
 Increase in other
  assets................       (1)     (10)       (174)      (55)     164    (200)
 Acquisition of Crandell
  Group.................       --       --          --      (305)      --      --
                          -------  -------     -------   -------  -------  ------
    Net cash used for
     investing
     activities.........     (218)    (164)       (259)     (875)     134    (323)
                          -------  -------     -------   -------  -------  ------
Cash flows from
 financing activities:
 Proceeds from sale of
  common stock..........        4        5           5         8       --      31
 Repayment of notes
  payable...............       (5)  (1,362)         --        --   (1,175)    (6)
 Repayment of related
  party notes payable...     (609)     (70)         --       (61)      --      --
 Line of credit
  borrowings, net.......       --       --          --       200       --     800
 Equipment term note
  borrowings............       --       --          --       250       --      --
 Proceeds from issuance
  of notes payable......    1,990    1,010         800        --       --      --
 Proceeds from Series F
  Convertible Preferred
  Stock--net............       --    6,222          --        --    6,222      --
 Restricted investments.     (100)     100         100        --       --      --
                          -------  -------     -------   -------  -------  ------
    Net cash provided by
     financing
     activities.........    1,280    5,905         905     1,047    5,047     825
                          -------  -------     -------   -------  -------  ------
Increase (decrease) in
 cash and cash
 equivalents............      119    3,330         183    (3,346)   3,147     (90)
Cash and cash
 equivalents, beginning
 of year................        3      122         122     3,452      305     106
                          -------  -------     -------   -------  -------  ------
Cash and cash
 equivalents, end of
 year...................  $   122  $ 3,452     $   305   $   106    3,452      16
                          =======  =======     =======   =======  =======  ======
Supplemental cash flow
 information:
 Interest paid..........  $    37  $   211     $   202   $     9        9       7
                          =======  =======     =======   =======  =======  ======
 Taxes paid--foreign
  withholding...........  $    --  $    35     $    35   $   105       --      45
                          =======  =======     =======   =======  =======  ======
Supplemental noncash
 investing and financial
 information:
 Accounts receivable--
  stockholder, offset
  against accounts
  payable--stockholder..  $ 1,141  $    75
                          =======  =======
 Restructuring of
  accounts payable--
  stockholder, to long-
  term debt--
  stockholder...........  $ 2,505
                          =======
 Restructuring of
  advances from
  stockholder, to long-
  term debt--
  stockholder...........  $ 1,730
                          =======
 Conversion of note
  payable to
  stockholder, to Series
  P Redeemable Preferred
  Stock issuable........  $   675  $ 2,287                        $ 2,287
                          =======  =======                        =======
 Conversion of
  convertible notes
  payable into Series F
  Convertible Preferred
  Stock.................           $ 1,929                        $ 1,929
                                   =======                        =======
 Receivable--Series F
  Convertible Preferred
  Stock.................           $   650                        $   650
                                   =======                        =======
 Cumulative dividends on
  Series F Convertible
  and Series P
  Redeemable Preferred
  Stock.................           $    97     $     9   $   829  $    90  $  272
                                   =======     =======   =======  =======  ======
 Acquisition of Crandell
  Group (Note 3):
 Fair value of assets
  acquired (includes
  intangibles of $540
  and property of $15)..                                 $   555
 Cash paid..............                                    (305)
                                                         -------
 Note payable to
  seller................                                 $   250
                                                         =======

                       See notes to financial statements.

                                 JETFAX, INC.

                         NOTES TO FINANCIAL STATEMENTS

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

1.NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

  JetFax, Inc. (the Company) was incorporated in Delaware in August 1988 and since that time has engaged in the development, manufacture and sale of its branded multifunction products (MFPs) and entered into agreements with a number of manufacturers (OEMs) of MFPs for the customization and integration of the Company's embedded system technology and desktop software in several OEM products.

FISCAL PERIOD END

  Effective December 31, 1996, the Company changed its fiscal year end from March 31 to a 52-53 week reporting year ending on the first Saturday on or after December 31. The 40-week period from April 1, 1996 to January 4, 1997 is referred to herein as the nine months ended December 31, 1996 and the 13-week period from January 5, 1997 through April 5, 1997 is referred to as the quarter ended March 31, 1997. For presentation purposes, the Company refers to its reporting year ended January 4, 1997 and the quarter ended April 5, 1997 as ending on December 31, 1996 and March 31, 1997, respectively.

CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include the level of the allowance for potentially uncollectible accounts receivable, reserves for inventories, accrued losses on purchase commitments, accrued OEM licensing revenues, product development revenues recognized on the percentage-of-completion basis, accrued warranty costs, and a valuation allowance for net deferred tax assets.

  The Company sells and licenses its products and technology primarily to end users (through independent dealers) and OEMs in the United States, Canada, Asia and Europe. In addition, the Company performs development services for certain of its OEMs. The Company performs ongoing credit evaluations of its customers' financial condition and limits its exposure to losses from bad debts by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

  The Company operates in a very dynamic industry. The Company believes that changes in any of the following areas could have a negative impact on the Company's future financial position and results of operation: the timing of introductions of new products or product enhancements by the Company, its OEMs and their competitors; initiation or termination of arrangements between the Company and its existing and potential significant OEM customers or distributors or dealers; the size and timing of and fluctuations in end user demand for the Company's branded products and OEM products incorporating the Company's technology; inventories of the Company's branded products or products incorporating the Company's technology carried by the Company, its distributors and dealers, its OEMs or the OEMs' distributors that exceed current or projected end user demand; the phase-out or early termination of the Company's branded products or OEM products incorporating the Company's technology; the amount and timing of development agreements, one-time software licensing transactions and recurring license fees; non-performance by the Company, its supplier or its OEM customers pursuant to their plans and agreements; seasonal trends; competition and pricing; customer order deferrals and cancellations in anticipation of new products or product enhancements; industry and technology developments; changes in the Company's operating expenses; software and hardware defects; product delays or product quality problems; currency fluctuations; and general economic conditions.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

  The Company recognized net losses of approximately $405,000, $2.9 million, $1.0 million and $636,000 for the fiscal years ended March 31, 1995 and 1996, the nine months ended December 31, 1996, and the quarters ended March 31, 1997, respectively. The Company's historical losses and $1.2 million of preferred stock cumulative dividends through March 31, 1997 have resulted in an accumulated deficit of approximately $14.6 million at March 31, 1997. Management plans to enhance the Company's cash flows from operations by obtaining license and development fees from OEMs, and increasing its product sales; however, no assurance can be given that the Company will be successful in such efforts.

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. Cash is primarily on deposit at a financial institution. Credit risk with respect to the trade receivables is spread over a number of geographically diverse customers, who make up the Company's customer base. At December 31, 1996 and March 31, 1997, one customer accounted for 12% and 14% of total accounts receivable, respectively.

CASH EQUIVALENTS

  Cash equivalents are highly liquid debt instruments acquired with an original maturity of three months or less. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value.

ACCOUNTS RECEIVABLE

  Accounts receivable includes unbilled amounts of $364,000 and $611,000 relating to development revenues at December 31, 1996 and March 31, 1997, respectively (see "Revenue Recognition" below).

INVENTORIES

  Inventories are stated at the lower of cost (first-in, first-out) or market. The Company's products typically experience short life cycles, and the Company estimates the market value of its inventory based on the anticipated selling prices adjusted for completion and selling costs. Should the Company experience a substantial unanticipated decline in the selling price of its products and/or demand thereof, a material valuation adjustment and corresponding charge to operations could result. In addition, the Company uses subcontractors for the manufacture of certain of its products and/or components and occasionally enters into purchase commitments for such purchases. Consequently, the Company evaluates its exposure relative to such contracts and the estimated selling prices of the related products, adjusted for completion and selling costs, and accrues for losses, if anticipated (see
Note 6).

PROPERTY

  Property is stated at cost or, for items under capital lease, at the present value of future minimum lease payments at the lease inception. Depreciation and amortization are computed using the straight-line method over estimated useful lives of one to five years or the lease term, whichever is appropriate.

INCOME TAXES

  The Company accounts for income taxes under an asset and liability approach. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized.

REVENUE RECOGNITION

  Revenues from product sales are generally recognized upon shipment. Estimated future warranty costs are accrued at the time of the sale.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996 , NINE MONTHS ENDED DECEMBER 31, 1995 (UNAUDITED) AND 1996 AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997
                               (UNAUDITED)

  The Company enters into development agreements with OEM customers for which it receives development fees with certain payments contingent upon attaining contract milestones. The Company generally retains ownership of the product technology developed under the agreements; however, some agreements limit the Company's ability to sell its products incorporating the technology. The agreements typically provide for license and royalty payments to the Company based on the OEM customers' subsequent use of the technology in their products.

  Revenues from product development agreements is recognized using the percentage of completion method. Estimates are reviewed and revised periodically throughout the lives of the contracts. Any revisions are recorded in the accounting period in which the revisions are made. Royalties are recognized as earned, and include OEM product licensing revenues which are primarily determined based on the number of OEM units sold. Such revenues are initially recorded based on an estimate of such number of units and are adjusted upon the receipt of actual unit sales data from OEMs in the accounting period in which the information is received.

RESEARCH AND DEVELOPMENT

  Research and development costs include costs and expenses associated with the design and development of new products. To the extent that such costs include the development of computer software, the Company follows the working model approach to determine technological feasibility of the software product. Costs incurred subsequent to establishing technological feasibility have been immaterial and, accordingly, all software development costs have been included in research and development expense for the periods presented herein.

STOCK-BASED COMPENSATION

  The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

PRO FORMA NET LOSS PER SHARE

  Pro forma net loss per share is based on the reported net loss adjusted for cumulative dividends on Series P Redeemable Preferred Stock, to arrive at net loss applicable to common stock. Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include (i) convertible preferred stock, except Series P Redeemable Preferred Stock, (using the "if converted" method) and (ii) stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if there is a net loss as their effect is anti-dilutive, except that, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within the 12 months preceding the initial filing date as if they were outstanding for all periods presented. In addition, all outstanding preferred stock and cumulative dividends that convert into common stock in connection with the proposed offering are included in the computation as common equivalent shares even when the effect is anti-dilutive.

UNAUDITED INTERIM FINANCIAL INFORMATION

  The unaudited interim financial information for the nine months ended December 31, 1995 and for the quarters ended March 31, 1996 and 1997 have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of this interim information.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

UNAUDITED PRO FORMA INFORMATION

  Upon the closing of the initial public offering as contemplated by this Prospectus (i) each of the outstanding shares of Series A through F Convertible Preferred Stock will convert into one share of Common Stock,
(ii) 491,317 shares of Common Stock (assuming a public offering price of $9.00 per share) will be issued upon the net exercise of outstanding warrants to purchase 661,193 shares of Common Stock (see Note 10), (iii) 144,623 shares of Common Stock will be issued upon the conversion of cumulative dividends on Series F Convertible Preferred Stock (see Note 10) and (iv) the authorized number of shares of Preferred Stock and Common Stock will be 5,000,000 and 35,000,000, respectively (see Note 15). The unaudited pro forma information included in the accompanying balance sheet gives effect to such conversions, issuances and authorizations.

RECENT ACCOUNTING PRONOUNCEMENT

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. SFAS 128 also requires, among other things, dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. Assuming SFAS 128 had been adopted, basic and diluted EPS for the nine months ended December 31, 1996 and the quarter ended March 31, 1997 would not have differed significantly from the Company's reported pro forma net loss per share.

2.SIGNIFICANT TRANSACTIONS

  In August 1994, the Company entered into an agreement with a preferred stockholder, who was also a supplier, which provided, among other things, that the Company's receivable from the stockholder of $1,141,141 be applied to reduce the amount due to the stockholder of $5,376,437. With respect to the remainder due to the stockholder:

  . $667,000 was converted to a note which was repaid during the fiscal years ended March 31, 1996 and 1995. In accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," the note was recorded at the amount of the future principal and interest payments of $684,164.

  . $2,582,621 was converted to a 6% note with interest payable annually with the principal due in five years. In accordance with SFAS No. 15, the note was recorded at the amount of the future principal and interest payments of $3,357,407. Upon the receipt of $400,000 of bridge financing, which occurred in fiscal 1995, $675,000 of the note was required to be converted into 90,000 shares of a new class of redeemable preferred stock (Series P) at a conversion rate of $7.50 per share (see
     Note 10). Accordingly, the note was reduced by $830,250 (including $155,250 of related future interest recognized as additional extraordinary gain). In March 1996, additional equity financing was raised and, pursuant to the terms of the note, $1,907,621 of the face value of the note was required to be converted into 254,350 shares of redeemable preferred stock (Series P) at a conversion rate of $7.50 per share. Accordingly, the note was reduced by its recorded amount of $2,286,948 (including $379,327 of related future interest recognized as additional paid in capital).

  In accordance with SFAS No. 15, the above restructuring resulted in an extraordinary gain of $348,975 in the year ended March 31, 1995. In addition, a warrant to purchase 388,500 shares of Series E Convertible Preferred Stock at a purchase price of $2.75 per share was issued to the stockholder. The warrant is exercisable for five years. The estimated fair value of these warrants is immaterial and, accordingly, no amount has been recorded in the financial statements for their issuance.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

3. BUSINESS COMBINATION

  In July 1996, the Company acquired the assets of the Crandell Group, Inc. (the Crandell Group), a company in the business of developing and marketing software products, including certain products used in fax applications, some of which have previously been licensed by and used in JetFax products. The two principals of the Crandell Group (the Principals) have also entered into two year employment agreements with JetFax. The primary terms of the acquisition, which has been accounted for as a purchase transaction, are as follows:

  . The Company paid $250,000 upon the closing, issued a non-interest bearing promissory note for $250,000 that is due July 1997 and incurred $55,000 of related acquisition costs for a total purchase price of $555,000. $540,000 of the purchase price was allocated to proprietary software, licensing contracts and covenants not to compete, and is being amortized over five years. Accumulated amortization at December 31, 1996 is $54,302. The remaining $15,000 of the purchase price represents the fair value of computer equipment and furniture acquired and has been included in fixed assets.

  . The Company is obligated to make monthly royalty payments to the Crandell Group equal to 25% and 33% of revenues generated by sales of products incorporating the acquired software technology (as defined contractually) in the first and second twelve month periods after the closing, respectively. These payments are contingent upon the continued employment of the former majority shareholder/employee by the Company. Accordingly, the Company has recorded $228,000 of such payments through December 31, 1996 as compensation within research and development expense.

  . An amendment to the purchase agreement provides that upon an initial public offering of the Company's stock (IPO) prior to July 31, 1998, the Company's obligation to make further royalty payments in excess of those already earned as of the end of the month prior to the month of the IPO, will terminate. However, the Company will be obligated to make a payment of $1,250,000 to the Principals within 60 days after the end of the month in which the IPO takes place. If the IPO occurs after April 30, 1997, the $1,250,000 payment will be reduced by royalty amounts earned by the Principals subsequent to April 30, 1997 and the $250,000 note payable. The amount of the payment to the Crandell Group pursuant to this provision (excluding the $250,000 note payable), if any, will be accrued as compensation within research and development expense at the time of the IPO.

  The amendment to the purchase agreement also provides that the Principals receive warrants to acquire a total of 100,000 shares of the Company's common stock at an exercise price of $1.75 per share, the fair market value at the time of the grant. These warrants will become exercisable only in the event of an IPO prior to July 31, 1998. In addition, should the $1,250,000 payment be reduced to zero pursuant to the provisions referred to above, the number of the warrants that will be exercisable in the event of an IPO prior to July 31, 1998 will be decreased based on a formula that is designed to reduce the total value of these warrants by the amount of the total payments paid to the Principals under the terms of this agreement in excess of $1,250,000. As all of the terms of these warrants will not be fixed until an IPO occurs, they are accounted for as a variable equity award to employees for which increases in the fair value of the Company's common stock subject to the warrants result in additional compensation expense. Accordingly, the Company recognized $525,000 of compensation expense for the quarter ended March 31, 1997.

  The results of operations for the Crandell Group prior to its acquisition by the Company are not material and, accordingly, pro forma information is not disclosed.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

4.INVENTORIES

  Inventories consist of (in thousands):

                                                MARCH 31, DECEMBER 31, MARCH 31,
                                                  1996        1996       1997
                                                --------- ------------ ---------
   Materials and supplies......................  $ 2,851    $ 1,276     $1,477
   Work-in-process.............................      307        235        242
   Finished goods..............................      229        828      1,522
                                                 -------    -------     ------
   Total.......................................  $ 3,387    $ 2,339     $3,241
                                                 =======    =======     ======

5.PROPERTY

  Property consists of (in thousands):

                                                MARCH 31, DECEMBER 31, MARCH 31,
                                                  1996        1996       1997
                                                --------- ------------ ---------
   Furniture and fixtures......................  $   568    $   570     $  668
   Manufacturing tools and tooling.............      209        187        190
   Software....................................      --         341        363
   Leasehold improvements......................       56         56         56
                                                 -------    -------     ------
   Total.......................................      833      1,154      1,277
   Accumulated depreciation and amortization...     (659)      (539)      (591)
                                                 -------    -------     ------
   Property-net................................  $   174    $   615     $  686
                                                 =======    =======     ======

6.ACCRUED LIABILITIES

  Accrued liabilities consist of (in thousands):

                                                MARCH 31, DECEMBER 31, MARCH 31,
                                                  1996        1996       1997
                                                --------- ------------ ---------
   Compensation and related benefits...........  $   340     $  220      $329
   Product warranty............................      147        140       172
   Estimated loss on purchase commitment.......      649        --        --
   Other.......................................      274        259       137
                                                 -------     ------      ----
   Total.......................................  $ 1,410     $  619      $638
                                                 =======     ======      ====

  During the year ended March 31, 1996, the Company recorded an estimated loss of $649,000 (charged to cost of product revenues) on a firm purchase commitment with a supplier representing the estimated difference between the product cost and the estimated selling price, adjusted for completion and selling costs. In September 1996, the Company recorded a $280,000 recovery to cost of product revenues of such amount based on the result of a negotiated settlement.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

7.LINE OF CREDIT AND NOTES PAYABLE

  Line of credit and notes payable consist of the following (in thousands):

                                                          DECEMBER 31, MARCH 31,
                                                              1996       1997
                                                          ------------ ---------
   Line of credit........................................    $ 200      $1,000
                                                             =====      ======
   Equipment term loan...................................    $2250      $  244
   Note payable..........................................      250         250
                                                             -----      ------
     Total notes payable.................................      500         494
   Current portion.......................................     (302)       (313)
                                                             -----      ------
   Long-term portion.....................................    $ 198      $  181
                                                             =====      ======

  The Company has a line of credit agreement under which it may borrow up to $1,500,000 at the bank's prime rate (8.25% at January 4, 1997) plus 1%. Borrowings are limited to 75% on eligible domestic receivables, and secured by all assets of the Company and are subordinate to shareholder notes and lien positions. The line expires in August 1997.

  The Company has $250,000 outstanding at December 31, 1996 under a $250,000 equipment term loan that expires in August 2000 and bears interest at the bank's prime rate (8.25% at January 4, 1997) plus 1.50%. Interest is payable in monthly installments during the six month draw period and principal payments are to be amortized over 36 months plus interest payments. Borrowings are secured by all assets of the Company and are subordinate to stockholder notes and lien positions.

  The line of credit and equipment term loan contain certain covenants which, among other things, require the Company to maintain tangible net worth (as defined) of $2,500,000, quarterly net income, a quick ratio of 0.8 to 1.0, a maximum debt to net worth ratio (as defined) of 2.0 to 1.0 (1.5 to 1.0 after December 31, 1996) and certain minimum liquidity and debt service coverage. In addition, the agreement prohibits the payment of cash dividends. At December 31, 1996, the Company was not in compliance with the quarterly net income covenant and subsequently received a waiver of this covenant through June 30, 1997 from the lender (see Note 15).

  The Company has $250,000 outstanding at December 31, 1996 as part of the payment associated with the acquisition of the Crandell Group. The note expires July 31, 1997.

  Future minimum payments for the notes payable at December 31, 1996 are:
1997, $302,000; 1998, $68,000; 1999, $75,000; and 2000, $55,000.

8.LEASE COMMITMENTS

  The Company leases its primary facility under an operating lease expiring through February 1998. Rent expense is recognized on a straight-line basis over the term of the lease. The lease agreement requires the Company to pay property taxes and maintenance costs. For the years ended March 31, 1995 and 1996 and the nine months ended December 31, 1996, rent expense was $147,500, $149,900 and $146,122, respectively. Future minimum annual rental payments for facilities leases are: 1997, $167,000 and 1998, $13,000.

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

9.REDEEMABLE PREFERRED STOCK

  Pursuant to its August 1994 agreement with a preferred stockholder (see Note
2), the Company has 344,350 shares of Series P Redeemable Preferred Stock (Series P) outstanding at December 31, 1996 and March 31, 1997. As discussed in Note 2, 90,000 shares and 344,350 shares of the Series P were issuable at March 31, 1995 and 1996, respectively. The Company received stockholder approval for the Series P during October 1995 and completed the issuance of the shares during March 1996.

  The Series P is entitled to cumulative dividends of 6% per year and may be redeemed by the Company anytime prior to an IPO or certain changes in control. At the time of an IPO or such change in control, the Company is required to redeem the outstanding Series P plus cumulative dividends up to the greater of 15% of the IPO or such change in control proceeds, or $1,125,000; unless the stockholder elects to convert all or any part of the Series P into Common Stock. Such conversion would occur at a conversion price equal to 75% of the then fair value of the Common Stock. Accordingly, the Company has recorded cumulative dividends of $27,000, $116,000 and $38,000 in the year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively (for an aggregate of $143,000 at December 31, 1996 and $181,000 at March 31, 1997). The Series P has voting rights based on the number of shares outstanding and JetFax is required to use 10% of its net income, if any, in excess of $1,000,000 in any fiscal year to redeem the Series P.

  The Company has received notice from the Series P stockholder that it does not intend to exercise its conversion rights and, accordingly, the Company will be required to redeem the Series P from the proceeds of the offering contemplated by the Prospectus.

10.STOCKHOLDERS' EQUITY

  The Company has reserved or otherwise committed to issue shares of Common Stock as follows (see Note 15):

                                                        DECEMBER 31, MARCH 31,
                                                            1996        1997
                                                        ------------ ----------
   Conversion of Convertible Preferred Stock
    outstanding........................................  6,293,978    6,293,978
   Issuance under stock option plans...................  1,467,910    3,733,910
   Exercise of Common Stock warrants...................    675,156      661,203
   Employee stock purchase plan........................        --       500,000
   Other stock options.................................    401,999      401,999
   Conversion of Series E Convertible Preferred Stock
    issuable upon exercise of warrants (Note 2)........    388,500      388,500
   Conversion of Redeemable Preferred Stock (Note 9)...    344,350      344,350
   Conversion of cumulative dividends on Series F
    Convertible Preferred Stock........................    115,833      144,623
   Crandell Common Stock warrants (Note 3).............    100,000      100,000
                                                         ---------   ----------
   Total...............................................  9,787,726   12,568,563
                                                         =========   ==========

CONVERTIBLE PREFERRED STOCK

  In March 1996, certain convertible note holders and other investors purchased 3,445,690 shares of Series F Preferred Stock in exchange for the cancellation of convertible notes payable totaling $1,929,000 (including $59,000 of related interest) and cash of $7,547,000 (of which $650,000 receivable at March 31, 1996 was

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

collected in April 1996). Warrants to purchase 675,156 shares of Common Stock at $2.15 per share were issued to the convertible note holders (warrants to purchase 661,203 shares of Common Stock were outstanding at March 31, 1997). Such warrants are exercisable and expire from January 2000 through February 2001. The warrants are net exercised automatically upon the closing of an initial public offering of the Company's Common Stock meeting specified criteria. The net exercise is a cashless exercise whereby the number of shares received is equal to the difference between the number of shares under the warrant and the number of shares equal to the aggregate exercise price of the warrant divided by the initial public offering price per share, net of underwriting commissions. In connection with the Series F Convertible Preferred Stock financing, the Company issued the investment banker an option to purchase 401,999 shares of common stock at $1.72 per share. The option is exercisable and expires in March 2004. The estimated fair values of the above warrants and option are immaterial and, accordingly, no amounts have been recorded in the financial statements.

  Convertible preferred stock at December 31, 1996 and March 31, 1997 consists of:

                                                         LIQUIDATION PREFERENCE
                                                        ------------------------
                                                        DECEMBER 31,  MARCH 31,
                                 DESIGNATED OUTSTANDING     1996        1997
                                 ---------- ----------- ------------ -----------
Series A........................ 1,000,000     750,996  $   563,247  $   563,247
Series B........................ 1,000,000     533,974      533,974      533,974
Series C........................   600,000     564,834      706,043      706,043
Series D........................   100,000      67,890      109,982      109,982
Series E........................ 2,500,000     930,594    2,000,777    2,000,777
Series F........................ 3,500,000   3,445,690   10,256,419   10,490,065
                                 ---------   ---------  -----------  -----------
Total........................... 8,700,000   6,293,978  $14,170,442  $14,404,088
                                 =========   =========  ===========  ===========

  Significant terms of the convertible preferred stock are as follows:

  . Each share is convertible into one share of Common Stock (subject to adjustments for events of dilution) and has the same voting rights as Common Stock. Shares will automatically be converted upon a public offering of common stock meeting specified criteria.

  . A majority of each of the issued and outstanding Series A and F Convertible Preferred Stock has the right to elect two directors, respectively. A majority of the issued and outstanding Series E Converible Preferred Stock and certain affiliates of Poly Ventures II, Limited Partnership each have a right to elect one director, respectively.

  . Dividends are at the discretion of the Board of Directors and are noncumulative for Series A through E Convertible Preferred Stock. Series F Convertible Preferred Stock is entitled to a 10% annual, cumulative dividend when declared by the Board, in preference to all other Preferred and Common Stock. Dividends on Series F have preference over cumulative dividends on Series P. No dividends have been declared. In the event the Series F Convertible Preferred Stock is converted into Common Stock as a result of a public offering or other event requiring conversion prior to March 1998, any cumulative and unpaid dividends thereon shall be converted into shares of Common Stock. The conversion price is equal to 75% of the value of the Common Stock on the closing of the event requiring the conversion of the Series F Convertible Preferred Stock. The Company has recorded cumulative dividends of $70,000, $713,000 and $234,000 in the fiscal year ended March 31, 1996, the nine months ended December 31, 1996, and the quarter ended March 31, 1997, respectively (for an aggregate of $783,000 at December 31, 1996 and $1.0 million at March 31, 1997).

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

  . Shares may be redeemed at the option of the Board of Directors and with the affirmative vote of 66.67% of the outstanding preferred stockholders, for $1.13 per share of Series A, $1.50 per share of Series B and Series C, $1.62 per share of Series D, and $2.15 per share of Series E, plus all accrued but unpaid dividends.

STOCK OPTION PLAN

  Under the Company's stock option plan, at December 31, 1996 options may be granted to purchase a total of 1,400,000 shares of common stock at fair market value as determined by the Board of Directors at the date of grant (see Note
15). At December 31, 1996 and March 31, 1997, 433,125 and 2,573,275 shares, respectively, remain available for further option grants under the Company's stock option plans (see Note 15). Terms for exercising options are determined by the Board of Directors and options expire at the earlier of ten years and one month or such shorter terms as may be provided in each stock option agreement.

  Stock option activity and balances are summarized as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                        NUMBER    EXERCISE PRICE
                                                       OF SHARES    PER SHARE
                                                       ---------  --------------
Balance, April 1, 1994................................   169,000      $0.14
Granted...............................................    82,519       0.20
Canceled..............................................   (38,000)      0.16
Exercised.............................................   (31,609)      0.13
                                                       ---------
Balance, March 31, 1995...............................   181,910      $0.16
Granted...............................................    31,000       0.20
Canceled..............................................   (27,500)      0.20
Exercised.............................................   (55,760)      0.10
                                                       ---------
Balance, March 31, 1996...............................   129,650      $0.19
Granted............................................... 1,009,000       0.55
Canceled..............................................   (62,740)      0.27
Exercised.............................................   (41,125)      0.20
                                                       ---------
Balance, December 31, 1996............................ 1,034,785      $0.54
Granted...............................................   148,100       5.92
Canceled..............................................   (18,250)      5.47
Exercised.............................................    (4,000)      0.20
                                                       ---------
Balance, March 31,1997................................ 1,160,635      $1.22
                                                       =========

              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
------------------------------------------------ -----------------------
                   NUMBER     WEIGHTED  WEIGHTED     NUMBER     WEIGHTED
  RANGE OF     OUTSTANDING AT  AVERAGE  AVERAGE  EXERCISABLE AT AVERAGE
  EXERCISE      DECEMBER 31,  REMAINING EXERCISE  DECEMBER 31,  EXERCISE
   PRICES           1996        LIFE     PRICE        1996       PRICE
  --------     -------------- --------- -------- -------------- --------
$0.20 - $0.30      617,285      8.67     $0.29       94,507      $0.24
    0.50           235,500      9.75      0.50          --         --
 1.25 -  1.75      182,000      9.86      1.42          --         --
-------------    ---------      ----     -----       ------      -----
$0.20 - $1.75    1,034,785      9.13     $0.54       94,507      $0.24
=============    =========      ====     =====       ======      =====

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

  The Company uses the intrinsic value method specified by Accounting Principles Board Opinion No. 25 to calculate compensation expense associated with issuing stock options and, accordingly, has recorded no such expense through December 31, 1996 and March 31, 1997, respectively, as such issuances have been at the fair value of the Company's common stock at the date of grant.

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of the year ended March 31, 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 12 months following vesting; no stock volatility; risk free interest rates, 6.29% for options granted during the nine months ended December 31, 1996 and 6.02% for options granted during the year ended March 31, 1996; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values for the fiscal year ended March 31, 1996 and for the nine months ended December 31, 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net loss would not change for the year ended March 31, 1996 and would have been $1,055,000 ($0.14 per share) for the nine months ended December 31, 1996. However, the impact of outstanding non-vested stock options granted prior to April 1, 1995 has been excluded from the pro forma calculation; accordingly, the pro forma adjustments for the nine months ended December 31, 1996 and for the year ended March 31, 1996 are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

11.INCOME TAXES

  No federal and state income taxes were provided for the years ended March 31, 1995 and 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997 due to the Company's net losses. Foreign withholding taxes of approximately $35,000, $105,000 and $45,000 were paid during the year ended March 31, 1996, the nine months ended December 31, 1996 and the quarter ended March 31, 1997, respectively. The Company's effective tax rate differs from the federal statutory rate as follows (in thousands):

                                                                   NINE MONTHS
                                           YEARS ENDED MARCH 31,      ENDED
                                           ---------------------   DECEMBER 31,
                                             1995        1996          1996
                                           ---------- -----------  ------------
Taxes computed at federal statutory rate
 of 35%................................... $    (264) $    (1,013)    $(365)
Change in valuation allowance.............       264        1,013        365
Foreign withholding taxes.................       --            35        105
                                           ---------  -----------     ------
Total provision........................... $     --   $        35     $  105
                                           =========  ===========     ======

                                 JETFAX, INC.

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. Significant components of the Company's net deferred income tax asset are as follows (in thousands):

                                                     MARCH 31,
                                                  ----------------  DECEMBER 31,
                                                   1995     1996        1996
                                                  -------  -------  ------------
Deferred tax asset:
 Net operating loss carryforwards................ $ 2,430  $ 2,290    $ 3,989
 Tax credit carryforwards........................     240      207        264
 Accounts receivable allowances..................      50      110        142
 Depreciation....................................     --        43         91
 Inventory valuation.............................      43      177         78
 Nondeducted expense accrual.....................     --     1,354         74
 Warranty reserve................................      69       42         40
 Capitalized research and development............     --        60         41
 Vacation accrual................................      23       19         37
 Other...........................................       2       32        106
                                                  -------  -------    -------
Total deferred tax assets........................   2,857    4,334      4,862
Valuation allowance..............................  (2,857)  (4,334)    (4,862)
                                                  -------  -------    -------
                                                  $   --   $   --     $   --
                                                  =======  =======    =======

  As a result of the Company's history of operating losses, management believes that the recognition of the deferred tax asset is considered less likely than not. Accordingly, the Company has recorded a valuation allowance of approximately $4.9 million against its net deferred tax assets.

  At December 31, 1996, net operating loss carryforwards of approximately $11.1 million and $6.3 million were available to offset future Federal and state taxable income, respectively and research and development tax credits of $108,000 and $156,000 were available to offset future Federal and state income taxes, respectively. Current Federal and California tax law includes certain provisions limiting the annual use of net operating loss carryforwards in the event of certain defined changes in stock ownership. The annual use of the Company's net operating loss carryforwards could be limited according to these provisions. Management believes such limitation will not result in the loss of carryforward benefits during the carryforward period; however, use of loss carryforwards is dependent upon the Company's ability to achieve profitability. These carryforwards expire from 2003 through 2011.

12.EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) tax deferred savings plan for all eligible employees. Participants may contribute a percentage of their compensation, which may be limited by the plan administrator or applicable tax laws. The Company may make discretionary matching contributions. Such matching contributions were immaterial for the years ended March 31, 1995 and 1996 and the nine months ended December 31, 1996.

                                 JETFAX, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

   YEARS ENDED MARCH 31, 1995 AND 1996, NINE MONTHS ENDED DECEMBER 31, 1995
                           (UNAUDITED) AND 1996

    AND QUARTERS ENDED MARCH 31, 1996 (UNAUDITED) AND 1997 (UNAUDITED)

13.CUSTOMER AND GEOGRAPHIC INFORMATION

  Two customers accounted for 21% and 10%, respectively, of total revenues for the nine months ended December 31, 1996, one customer accounted for 13% and two customers accounted for 11% each of total revenues for the year ended March 31, 1996 and one customer accounted for 17% of total revenues for the year ended March 31, 1995. The following is a summary of revenues by geographic region (in thousands):

                                                    YEAR ENDED NINE MONTHS ENDED
                                                    MARCH 31,    DECEMBER 31,
                                                       1996          1996
                                                    ---------- -----------------
   United States...................................  $ 8,031        $ 9,466
   Europe..........................................    3,885          1,808
   Asia............................................      839          1,311
   Other...........................................      432            277
                                                     -------        -------
   Total...........................................  $13,187        $12,862
                                                     =======        =======

  International revenues, principally from Europe, were $1,683,000 for the year ended March 31, 1995.

14. RELATED PARTY TRANSACTIONS

  Related party transactions and balances not otherwise disclosed herein were as follows (in thousands):

                                                          MARCH 31,
                                                          --------- DECEMBER 31,
                                                          1995 1996     1996
                                                          ---- ---- ------------
   Sales to related party................................ $215 $225     $ 63
   Purchases from related party..........................  913   --       --
   Accounts payable......................................   85   14       --
   6% note payable to an officer of the Company..........   61   61       --

  The Company has also granted a stockholder a nonexclusive royalty free license to utilize certain of its intellectual property.

15.SUBSEQUENT EVENTS

  On February 19, 1997, the Board of Directors adopted the following resolutions which were subsequently approved by the stockholders:

  . The 1997 Employee Stock Purchase Plan and reserved 500,000 shares of Common Stock for sale to employees at 85% of the lower of fair market value of the Common Stock at the beginning of the six-month offering period or the end of each six-month purchase period.

  . An increase in the number of shares of Common Stock reserved for the grant of options by 2,000,000 shares to 3,400,000 shares.

  . An amendment to the Company's Certificate of Incorporation to be effective upon the closing of the Company's anticipated initial public offering of its Common Stock authorizing a class of Preferred Stock consisting of 5,000,000 shares and authorizing an increase in the authorized number of shares of common stock to 35,000,000.

  On March 11, 1997, the Company received a waiver of the quarterly net income covenant in its bank line of credit through June 30, 1997.

  On March 18, 1997, the Board of Directors approved the 1997 Director Option Plan and reserved 270,000 shares of common stock for grants of options to nonemployee directors to purchase Common Stock of fair market value as of the grant date. The resolution was subsequently approved by the stockholders.

                                 GLOSSARY

  In this Prospectus, the following terms have the meanings indicated below, unless the context otherwise requires:

  Proprietary ASIC: A custom-designed "proprietary" semiconductor chip which performs specific hardware functions for the intended application of the chip.

  Firmware: Programming instructions that are stored in a read-only memory unit and typically responding on a real-time basis.

  Controller: A printed circuit board containing all of the circuitry, ASICs and embedded systems software necessary to enable a device to interpret and execute instructions for the operation of the device.

  Modular controller circuit board: A controller circuit board design in which the software programs that control the device are organized into modules, which may operate independently or jointly.

  Embedded system: A controller circuit board on which proprietary ASICs, software and firmware reside.

  Integrated embedded system technology: A combination of proprietary ASICs, software and firmware that reside together on a controller circuit board and perform a number of functions in one design.

  ASIC: Application specific integrated circuit.

  DMA: Direct memory access.

  OCR: Optical character recognition.

  PCL: Printer control language.

[LEFT SIDE OF PAGE:]

FAMILY OF AWARD WINNING PRODUCTS

[Pictures of the awards mentioned in the body text.]

JETFAX M5
PICK OF THE YEAR
BUYER'S LABORATORY (1996)
-------------------------

JETFAX M5/M5 SST
EDITOR'S CHOICE '96
PREMIUM LASER FAX
BETTER BUYS FOR BUSINESS (1996)
-------------------------------

JETFAX M5
TOP RATED "SEHR GUT" AWARD
FACTS MAGAZINE (1996)
---------------------

JETFAX M5
WIN 100 AWARD/HARDWARE
WINDOWS MAGAZINE (1996)
-----------------------

JETFAX 4
TOP RATED "SEHR GUT" AWARD
FACTS MAGAZINE (1996)
---------------------

JETFAX 8000-D
PICK OF THE YEAR
BUYER'S LABORATORY (1993)
-------------------------

JETFAX 8000-D
AWARD OF MERIT
BYTE MAGAZINE (1992)
--------------------

[RIGHT SIDE OF PAGE:]

[JETFAX LOGO]

[Picture of JetFax M5]

JETFAX M5
JetFax's most recent product, JetFax M5
                              ---------
is a high-volume multifunction product
with plain paper print, fax, copy
and scan capabilities.

The JetFax M5 also enables simultaneous sending
-------------
and receiving of faxes with its two-line upgrade or faster transmission with a 33.6 Kbps modem upgrade.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL        , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company...............................................................   17
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Dilution..................................................................   20
Selected Financial Data...................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   32
Management................................................................   44
Certain Transactions......................................................   52
Principal and Selling Stockholders........................................   54
Description of Capital Stock..............................................   57
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   61
Legal Matters.............................................................   62
Experts...................................................................   62
Additional Information....................................................   63
Index to Financial Statements.............................................  F-1
Glossary..................................................................  G-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,500,000 Shares

                               [LOGO OF JETFAX]

                                 Common Stock


                                ---------------
                                  PROSPECTUS
                                ---------------


                      PRUDENTIAL SECURITIES INCORPORATED

                                COWEN & COMPANY

                               June  , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of Common Stock being registered. All amounts are estimates, except the SEC registration fee and the NASD filing fee, and are payable by the Company.

SEC registration fee................................................. $  12,197
NASD filing fee......................................................     4,525
Nasdaq National Market listing fee...................................    44,205
Printing and engraving costs.........................................   150,000
Legal fees and expenses..............................................   300,000
Accounting fees and expenses.........................................   175,000
Blue Sky fees and expenses...........................................    10,000
Transfer Agent and Registrar fees....................................     3,500
Miscellaneous expenses...............................................   100,573
                                                                      ---------
  Total.............................................................. $ 800,000
                                                                      =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Securities Act").
Article XII of the Registrant's Restated Certificate of Incorporation (Exhibit
3.15 hereto) and Article VI of the Registrant's Amended and Restated Bylaws (Exhibit 3.17 hereto) provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. Reference is also made to Section 10 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. Stock purchase and subscription agreements containing registration rights provisions (Exhibits 10.8 to 10.25, 10.28 and 10.29 hereto) entered into by the Registrant and certain holders (the "Holders") of its Common Stock (including certain of the Selling Stockholders), provide for cross-indemnification of the Holders and the Registrant, its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since March 1, 1994, the Registrant has issued and sold the following unregistered securities:

  1. Since March 1994, the Registrant issued options to purchase an aggregate of 1,122,019 shares of its Common Stock under the Registrant's 1989 Stock Option Plan and 1995 Stock Plan, 133,494 shares of which have been exercised at a purchase price of $0.20 per share.

  2. Between August 1994 and August 1995, the Registrant issued an aggregate of $2,999,999 of its 10% senior secured notes (the "Bridge Notes") and warrants to purchase an aggregate of 675,156 shares of Common Stock at an exercise price of $2.15 per share (the "Bridge Warrants") to Thomas and Karen Akin, Abdulwahab Al-Qatami, Kenneth Alpart, Antaeus Enterprises, Inc., William Beinecke, Paul W. Cargoes, Cook Investors Limited Partnership, John and Patricia Cook, Paul Distefano, Draper Associates Limited Partnership, Polly C. Draper, Rebecca Draper, Timothy Draper, David Evans, Jeffrey S. Gilmore, Dorothy G. Gorman, Granite Capital, L.P., Laurence M. Haar, James Herrell, Lambert Family Trust, Paul G. Lego, Fred and Nancy Lovell, Robert G. Lundgren, Dalton W. Martin,

     Charles C. McLeod, Jr., Janet Orttung-Morrow Family Trust, Evelyn Morrow, Newman Family 1990 Revocable Trust u/a dated 5/30/90, Robert L. Newman and Jan Newman, Trustees, Curtis J. Pabst, Katherine Pennell, Scott P. Peters, Poly Ventures II, Limited Partnership, John P. Rosenthal, Saratoga Springs Co., Ltd., Dennis M. Schaney, Shartsis, Friese and Ginsburg, Irwin W. Silverburg, Strome Family Trust and Traslader SA.

  3. In October 1994, the Registrant issued 90,000 shares of its Series P Redeemable Preferred Stock to Ailicec International Enterprises Limited at a purchase price of $7.50 per share pursuant to the conversion of $675,000 in debt.

  4. In December 1994, the Registrant issued a warrant to purchase 388,500 shares of its Series E Convertible Preferred Stock to Ailicec International Enterprises Limited at an exercise price of $2.75 per share.

  5. In March 1996, the Registrant issued an aggregate of 3,445,690 shares of its Series F Convertible Preferred Stock at a purchase price of $2.75 per share for an aggregate consideration of $9,475,647.50 which consisted of conversion of Bridge Notes and interest thereon in the amount of $1,928,768.50 and cash in the aggregate amount of $7,546,879 to Abdulwahab Al-Qatami, Kenneth Alpart, Antaeus Enterprises, Inc., Douglas Y. Bech, William Beinecke, Craig Bere, Cook Investors Limited Partnership, John and Patricia Cook, Draper Associates, L.P., Polly C. Draper, David A. Evans, Kevin Flaherty, Jeffrey S. Gilmore, Dorothy G. Gorman, Granite Capital, L.P., Jean Guex-Crosier, Laurence M. Haar, Lawrence B. and Rebekah Helzel Living Trust, James G. Herrell, David Kirshman, Lambert Family Trust, Paul G. Lego, Dalton W. Martin, Marwit Capital Company, L.P., Janet Orttung-Morrow Family Trust, Newman Family 1990 Revocable Trust u/a dated 5/30/90, Robert L. Newman and Jan Newman, Trustees, Katherine Pennell, Poly Ventures II, Limited Partnership, Mindy Printz-Kopelson, Prism Partners I, Rebecca S. Draper Living Trust, Lawrence H. Rose, John P. Rosenthal, Martin Rosman, Saratoga Springs Co., Ltd., Irwin W. Silverberg, Strome Family Trust, Jeffrey and Janis Susskind, Trustees FBO The Susskind Family Trust U/A/D 10/27/93, Victor Szanto MD, Talkot Partners II, LLC, Timothy Draper Living Trust, Traslader SA and Michael D. Waresh.

  6. In March 1996, the Registrant issued 254,350 shares of its Series P Redeemable Preferred Stock to Ailicec International Enterprises Limited at a purchase price of $7.50 per share pursuant to the conversion of $1,907,621 of debt.

  7. As of March 1996, the Registrant granted options to purchase an aggregate of 401,999 shares of its Common Stock to Steven J. Carnevale, certain affiliates of Endeavor Capital Management and Thomas B. Akin with an exercise price of $1.72 price per share as a finders fee with respect to the Series F Convertible Preferred Stock financing.

  8. In July 1996, the Registrant issued a promissory note in the amount of $250,000 to the Crandell Group, Inc. as part of the payment for the acquisition of substantially all of the assets of the Crandell Group, Inc.

  9. In December 1996, the Registrant issued warrants to purchase an aggregate of 100,000 shares of its Common Stock to Michael Crandell and Larry Crandell at a purchase price of $1.75 per share.

  The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

  1.1    Underwriting Agreement (draft of May 7, 1997).
  3.1** Certificate of Incorporation of Registrant filed on August 3, 1988, as currently in effect.
  3.2** Certificate of Amendment of Certificate of Incorporation, as filed on October 31, 1990.
  3.3** Certificate of Amendment of Certificate of Incorporation, as filed on August 13, 1991.
  3.4** Certificate of Amendment of Certificate of Incorporation, filed on February 12, 1996.
  3.5** Certificate of Amendment of Certificate of Incorporation filed on February 12, 1996.
  3.6** Certificate of Amendment of Certificate of Incorporation filed on November 4, 1996.
  3.7** Amended Certificate of Designation of Series A Preferred Stock, as currently in effect.
  3.8** Certificate of Designation of Series B Preferred Stock, as currently in effect.
  3.9** Certificate of Designation of Series C Preferred Stock, as currently in effect.
  3.10** Certificate of Designation of Series D Preferred Stock, as currently in effect.
  3.11** Certificate of Designation of Series E Preferred Stock, as currently in effect.
  3.12** Amended Certificate of Designation of Series E Preferred Stock, as
         currently in effect.
  3.13** Certificate of Designation of Series P Preferred Stock, as currently in effect.
  3.14** Certificate of Designation of Series F Preferred Stock, as currently in effect.
  3.15** Form of Restated Certificate of Incorporation of Registrant to be filed upon the closing of the Offering made under this Registration
         Statement.
  3.16** Amended and Restated Bylaws of Registrant, as currently in effect.
  3.17** Form of Amended and Restated Bylaws to be adopted effective as of the closing of the Offering made under this Registration Statement.
  4.1    Specimen Common Stock Certificate.
  5.1    Opinion of General Counsel Associates LLP.
 10.1** Form of Indemnification Agreement between Registrant and each of its directors and officers.
 10.2**  1989 Stock Option Plan, as amended and restated, and forms of Stock
         Option Agreements thereunder.
 10.3**  1995 Stock Plan, as amended and restated, and form of Stock Option
         Agreement thereunder.
 10.4** 1997 Director Stock Option Plan and form of Stock Option Agreement thereunder.
 10.5**  1997 Employee Stock Purchase Plan and forms of agreements thereunder.
 10.6**  Lease Agreement dated December 1, 1992 between Registrant and Lincoln
         Menlo Phase I Associates Limited for Menlo Park, California office.
 10.7** Lease dated December 18, 1991 between Crandell Development Corporation and Robert S. Grant for Santa Barbara, California office.
 10.8**  Registration Rights Agreement dated March 5, 1997 by and among the
         Registrant and Rudy Prince, Lon B. Radin and Virginia Snyder.
 10.9** Stock and Warrant Purchase Agreement dated as of August 31, 1988 by and among Registrant and purchasers of 299,995 shares of Series A
         Preferred, as amended February 1994.
 10.10** Preferred Stock Purchase Agreement dated as of December 16, 1988 by and among Registrant and purchasers of 336,000 shares of Series A
         Preferred, as amended February 1994.
 10.11** Preferred Stock Purchase Agreement dated as of June 22, 1989 by and between Registrant and David A. Brewer.
 10.12** Form of Subscription and Stock Purchase Agreement dated January 1991 by and between Registrant and certain purchasers of Series A Preferred
         Stock.
 10.13** Form of Subscription and Stock Purchase Agreement dated July 1989 by and between Registrant and certain purchasers of shares of Series B
         Preferred Stock.
 10.14** Form of Subscription and Stock Purchase Agreement dated December 1989 by and between Registrant and certain purchasers of shares of Series B
         Preferred Stock.
 10.15** Form of Subscription and Stock Purchase Agreement dated
         August/September 1990 by and between Registrant and certain purchasers of shares of Series C Preferred Stock.
 10.16** Subscription and Stock Purchase Agreement for the purchase of shares of Series C Preferred Stock dated September 6, 1990 by and between
         Registrant and Draper Associates Polaris Fund.

 10.17**  Subscription and Stock Purchase Agreement dated September 7, 1990 by and between Registrant and Adlar Turnkey Manufacturing Corporation.
 10.18**  Form of Subscription and Stock Purchase Agreement for shares of
          Series D and Series E Preferred Stock and Warrants dated July 1991 by and between Registrant and certain purchasers of shares of Series D and Series E Preferred Stock.
 10.19**  Series E Preferred Stock Purchase Agreement dated August 18, 1991, as amended as of January 30, 1996, by and between Registrant and Ailicec
          California Corporation.
 10.20**  Series F Preferred Stock Purchase Agreement dated as of March 5, 1996 by and between Registrant and purchasers of Series F Preferred Stock.
 10.21**  Purchase and Debt Restructuring Agreement dated as of August 3, 1994 by and between Registrant and Ailicec International Enterprises
          Limited.
 10.22**  Note Purchase Agreement dated August 3, 1994 by and between
          Registrant and certain purchasers of notes and warrants for the purchase of Common Stock.
 10.23**  Warrant to Purchase Stock dated December 31, 1994 by and between
          Registrant and Ailicec International Enterprises Limited.
 10.24**  Common Stock Purchase Warrant dated December 16, 1996, and an amendment thereto dated February 13, 1997, by and between Registrant and Michael Crandell.
 10.25**  Common Stock Purchase Warrant dated December 16, 1996, and an amendment thereto dated February 13, 1997, by and between Registrant and Larry Crandell.
 10.26**  Asset Purchase Agreement dated July 31, 1996, as amended December 16,
          1996, by and between Registrant and the Crandell Group, Inc.
 10.27**+ Development Agreement dated September 25, 1991 and amended as of
          February 12, 1997 by and between Registrant and Ailicec International
          Enterprises Limited.
 10.28**  Common Stock Purchase Option dated as of March 29, 1996 by and between Registrant and Steven J. Carnevale.
 10.29**  Common Stock Purchase Option dated as of March 29, 1996 by and between Registrant and Thomas B. Aikin.
 10.30**  Promissory Note to Lon B. Radin dated March 1, 1992 from Registrant.
 10.31**+ Development and Supply Agreement dated June 30, 1995 by and between
          Registrant and Samsung Electronics Corporation.
 10.32**+ Software License Agreement dated September 30, 1996 by and between
          Registrant and Oki Data Corporation.
 10.33**+ Supply and License Agreement dated November 1, 1996 by and between
          Registrant and Pixel Magic, Inc.
 10.34**+ Facsimile Product Development Agreement dated June 9, 1994 by and between Registrant and Xerox Corporation.
 10.35**+ Facsimile Product Development Agreement dated November 23, 1994 by and between Registrant and Xerox Corporation.
 10.36**+ Master Development, Purchase and Distribution License Agreement dated effective as of January 31, 1997 by and between Registrant and
          Hewlett-Packard Company.
 10.37**  Employment Agreement dated July 31, 1996 between Registrant and
          Michael Crandell.
 10.38**  Security Agreement dated July 31, 1996 by and between Registrant and the Crandell Group, Inc.
 10.39**+ OEM Purchase Agreement dated February 22, 1995, as amended February
          21, 1997, by and between Registrant and Oki America, Inc.
 10.40    Loan and Security Agreement dated August 23, 1996 by and between
          Registrant and Cupertino National Bank & Trust and the amendment thereto dated March 11, 1997 and the amendment thereto dated March
          31, 1997.
 10.41**  Form of Dealer Agreement.
 10.42+   Agreement dated November 30, 1994 by and between the Crandell Group,
          Inc. and Intel Corporation as amended May 11, 1995, assigned and delegated to Registrant as of July 30, 1996 and as further amended
          December 23, 1996.
 11.1     Calculation of loss per share.
 23.1     Independent Auditors' Consent and Report on Schedule (see page S-1).
 23.2     Consent of Counsel (included in Exhibit 5.1).
 24.1**   Power of Attorney (see page II-6).
 27.1**   Financial Data Schedule.

--------

**Previously filed.
+  Confidential treatment requested.

  (b) FINANCIAL STATEMENT SCHEDULES

  Schedule II -- Valuation and Qualifying Accounts (see page S-2)

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 12th day of May, 1997.

                                          JetFax, Inc.


                                          By     /s/ Edward R. Prince, III
                                            ----------------------------------
                                             EDWARD R. PRINCE, III, PRESIDENT,
                                                CHIEF EXECUTIVE OFFICER AND
                                                   CHAIRMAN OF THE BOARD

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----

      /s/ Edward R. Prince, III         President, Chief         May 12, 1997
-------------------------------------    Executive Officer
       (EDWARD R. PRINCE, III)           and Chairman of the
                                         Board (Principal
                                         Executive Officer)

         /s/ Allen K. Jones             Vice President of        May 12, 1997
-------------------------------------    Finance, Chief
           (ALLEN K. JONES)              Financial Officer,
                                         and Secretary
                                         (Principal
                                         Financial and
                                         Accounting Officer)

         /s/ Thomas B. Akin             Director                 May 12, 1997
-------------------------------------
           (THOMAS B. AKIN)


         /s/ Douglas Y. Bech            Director                 May 12, 1997
-------------------------------------
          (DOUGLAS Y. BECH)


       /s/ Steven J. Carnevale          Director                 May 12, 1997
-------------------------------------
        (STEVEN J. CARNEVALE)


           /s/ Chung Chiu               Director                 May 12, 1997
-------------------------------------
             (CHUNG CHIU)


        /s/ Shelley Harrison            Director                 May 12, 1997
-------------------------------------
          (SHELLEY HARRISON)


      /s/ Edward R. Prince, Jr.         Director                 May 12, 1997
-------------------------------------
       (EDWARD R. PRINCE, JR.)


          /s/ Lon B. Radin              Director                 May 12, 1997
-------------------------------------
            (LON B. RADIN)


                                                                   EXHIBIT 23.1

             INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULE

JetFax, Inc.:

  We consent to the use in this Amendment No. 2 to Registration Statement
No. 333-23763 of JetFax, Inc. on Form S-1 of our report dated February 7, 1997 (March 18, 1997 as to Note 15), appearing in the Prospectus, which is a part of this Registration Statement, and to the references to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.

  Our audits of the financial statements referred to in our aforementioned report also included the financial statement schedule of JetFax, Inc., listed in Item 16(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

San Jose, California

May 12, 1997

                                                                SCHEDULE II

                               JETFAX, INC.

                     VALUATION AND QUALIFYING ACCOUNTS

                          (DOLLARS IN THOUSANDS)

                                   BALANCE AT  CHARGED TO            BALANCE AT
                                  BEGINNING OF  COST AND  DEDUCTION/   END OF
                                     PERIOD     EXPENSES  WRITE-OFF    PERIOD
                                  ------------ ---------- ---------- ----------
YEAR ENDED MARCH 31, 1995:
  Accounts receivable allowance..     $252       $(119)      $ (8)      $125
YEAR ENDED MARCH 31, 1996:
  Accounts receivable allowance..      125         187         (2)       310
  Accrued loss on inventory
   purchase commitment...........      --          760       (111)       649
NINE MONTHS ENDED DECEMBER 31,
 1996:
  Accounts receivable allowance..      310         106        (20)       396
  Accrued loss on inventory
   purchase commitment...........      649        (280)      (369)       --

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
  NUMBER                        DESCRIPTION                            PAGE
 -------                        -----------                        ------------
  1.1     Underwriting Agreement (draft of May 7, 1997).
  3.1**   Certificate of Incorporation of Registrant filed on
          August 3, 1988, as currently in effect.
  3.2**   Certificate of Amendment of Certificate of
          Incorporation, as filed on October 31, 1990.
  3.3**   Certificate of Amendment of Certificate of
          Incorporation, as filed on August 13, 1991.
  3.4**   Certificate of Amendment of Certificate of
          Incorporation, filed on February 12, 1996.
  3.5**   Certificate of Amendment of Certificate of
          Incorporation filed on February 12, 1996.
  3.6**   Certificate of Amendment of Certificate of
          Incorporation filed on November 4, 1996.
  3.7**   Amended Certificate of Designation of Series A
          Preferred Stock, as currently in effect.
  3.8**   Certificate of Designation of Series B Preferred
          Stock, as currently in effect.
  3.9**   Certificate of Designation of Series C Preferred
          Stock, as currently in effect.
  3.10**  Certificate of Designation of Series D Preferred
          Stock, as currently in effect.
  3.11**  Certificate of Designation of Series E Preferred
          Stock, as currently in effect.
  3.12**  Amended Certificate of Designation of Series E
          Preferred Stock, as currently in effect.
  3.13**  Certificate of Designation of Series P Preferred
          Stock, as currently in effect.
  3.14**  Certificate of Designation of Series F Preferred
          Stock, as currently in effect.
  3.15**  Form of Restated Certificate of Incorporation of
          Registrant to be filed upon the closing of the
          Offering made under this Registration Statement.
  3.16**  Amended and Restated Bylaws of Registrant, as
          currently in effect.
  3.17**  Form of Amended and Restated Bylaws to be adopted
          effective as of the closing of the Offering made under
          this Registration Statement.
  4.1     Specimen Common Stock Certificate.
  5.1     Opinion of General Counsel Associates LLP.
 10.1**   Form of Indemnification Agreement between Registrant
          and each of its directors and officers.
 10.2**   1989 Stock Option Plan, as amended and restated, and
          forms of Stock Option Agreements thereunder.
 10.3**   1995 Stock Plan, as amended and restated, and form of
          Stock Option Agreement thereunder.
 10.4**   1997 Director Stock Option Plan and form of Stock
          Option Agreement thereunder.
 10.5**   1997 Employee Stock Purchase Plan and forms of
          agreements thereunder.
 10.6**   Lease Agreement dated December 1, 1992 between
          Registrant and Lincoln Menlo Phase I Associates
          Limited for Menlo Park, California office.
 10.7**   Lease dated December 18, 1991 between Crandell
          Development Corporation and Robert S. Grant for Santa
          Barbara, California office.
 10.8**   Registration Rights Agreement dated March 5, 1997 by
          and among the Registrant and Rudy Prince, Lon B. Radin
          and Virginia Snyder.
 10.9**   Stock and Warrant Purchase Agreement dated as of
          August 31, 1988 by and among Registrant and purchasers
          of 299,995 shares of Series A Preferred, as amended
          February 1994.
 10.10**  Preferred Stock Purchase Agreement dated as of
          December 16, 1988 by and among Registrant and
          purchasers of 336,000 shares of Series A Preferred, as
          amended February 1994.
 10.11**  Preferred Stock Purchase Agreement dated as of June
          22, 1989 by and between Registrant and David A.
          Brewer.
 10.12**  Form of Subscription and Stock Purchase Agreement
          dated January 1991 by and between Registrant and
          certain purchasers of Series A Preferred Stock.
 10.13**  Form of Subscription and Stock Purchase Agreement
          dated July 1989 by and between Registrant and certain
          purchasers of shares of Series B Preferred Stock.

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
  NUMBER                        DESCRIPTION                            PAGE
 -------                        -----------                        ------------
 10.14**  Form of Subscription and Stock Purchase Agreement
          dated December 1989 by and between Registrant and
          certain purchasers of shares of Series B Preferred
          Stock.
 10.15**  Form of Subscription and Stock Purchase Agreement
          dated August/September 1990 by and between Registrant
          and certain purchasers of shares of Series C Preferred
          Stock.
 10.16**  Subscription and Stock Purchase Agreement for the
          purchase of shares of Series C Preferred Stock dated
          September 6, 1990 by and between Registrant and Draper
          Associates Polaris Fund.
 10.17**  Subscription and Stock Purchase Agreement dated
          September 7, 1990 by and between Registrant and Adlar
          Turnkey Manufacturing Corporation.
 10.18**  Form of Subscription and Stock Purchase Agreement for
          shares of Series D and Series E Preferred Stock and
          Warrants dated July 1991 by and between Registrant and
          certain purchasers of shares of Series D and Series E
          Preferred Stock.
 10.19**  Series E Preferred Stock Purchase Agreement dated
          August 18, 1991, as amended as of January 30, 1996, by
          and between Registrant and Ailicec California
          Corporation.
 10.20**  Series F Preferred Stock Purchase Agreement dated as of March 5, 1996 by and between Registrant and
          purchasers of Series F Preferred Stock.
 10.21**  Purchase and Debt Restructuring Agreement dated as of
          August 3, 1994 by and between Registrant and Ailicec
          International Enterprises Limited.
 10.22**  Note Purchase Agreement dated August 3, 1994 by and between Registrant and certain purchasers of notes and
          warrants for the purchase of Common Stock.
 10.23**  Warrant to Purchase Stock dated December 31, 1994 by and between Registrant and Ailicec International
          Enterprises Limited.
 10.24**  Common Stock Purchase Warrant dated December 16, 1996, and an amendment thereto dated February 13, 1997, by
          and between Registrant and Michael Crandell.
 10.25**  Common Stock Purchase Warrant dated December 16, 1996, and an amendment thereto dated February 13, 1997, by
          and between Registrant and Larry Crandell.
 10.26**  Asset Purchase Agreement dated July 31, 1996, as
          amended December 16, 1996, by and between Registrant
          and the Crandell Group, Inc.
 10.27**+ Development Agreement dated September 25, 1991 and amended as of February 12, 1997 by and between
          Registrant and Ailicec International Enterprises
          Limited.
 10.28**  Common Stock Purchase Option dated as of March 29,
          1996 by and between Registrant and Steven J.
          Carnevale.
 10.29**  Common Stock Purchase Option dated as of March 29,
          1996 by and between Registrant and Thomas B. Aikin.
 10.30**  Promissory Note to Lon B. Radin dated March 1, 1992 from Registrant.
 10.31**+ Development and Supply Agreement dated June 30, 1995 by and between Registrant and Samsung Electronics
          Corporation.
 10.32**+ Software License Agreement dated September 30, 1996 by and between Registrant and Oki Data Corporation.
 10.33**+ Supply and License Agreement dated November 1, 1996 by and between Registrant and Pixel Magic, Inc.
 10.34**+ Facsimile Product Development Agreement dated June 9,
          1994 by and between Registrant and Xerox Corporation.
 10.35**+ Facsimile Product Development Agreement dated November
          23, 1994 by and between Registrant and Xerox
          Corporation.
 10.36**+ Master Development, Purchase and Distribution License
          Agreement dated effective as of January 31, 1997 by
          and between Registrant and Hewlett-Packard Company.
 10.37**  Employment Agreement dated July 31, 1996 between
          Registrant and Michael Crandell.
 10.38**  Security Agreement dated July 31, 1996 by and between
          Registrant and the Crandell Group, Inc.
 10.39**+ OEM Purchase Agreement dated February 22, 1995, as amended February 21, 1997, by and between Registrant
          and Oki America, Inc.
 10.40    Loan and Security Agreement dated August 23, 1996 by
          and between Registrant and Cupertino National Bank &
          Trust and the amendment thereto dated March 11, 1997
          and the amendment thereto dated March 31, 1997.

                                                                 SEQUENTIALLY
 EXHIBIT                                                           NUMBERED
 NUMBER                       DESCRIPTION                            PAGE
 -------                      -----------                        ------------
 10.41** Form of Dealer Agreement.
 10.42+  Agreement dated November 30, 1994 by and between the
         Crandell Group, Inc. and Intel Corporation as amended
         May 11, 1995, assigned and delegated to Registrant as
         of July 30, 1996 and as further amended December 23,
         1996.
 11.1    Calculation of loss per share.
 23.1    Independent Auditors' Consent and Report on Schedule
         (see page S-1).
 23.2    Consent of Counsel (included in Exhibit 5.1).
 24.1**  Power of Attorney (see page II-6).
 27.1**  Financial Data Schedule.

--------

**Previously filed.
+  Confidential treatment requested.